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INTIER AUTOMOTIVE INC.

NOTICE OF SPECIAL MEETING
OF HOLDERS OF
CLASS A SUBORDINATE VOTING SHARES

TO BE HELD ON

WEDNESDAY, MARCH 30, 2005

AND

MANAGEMENT INFORMATION CIRCULAR/
PROXY STATEMENT

This Management Information Circular/Proxy Statement and the accompanying materials require your immediate attention. If you are in doubt as to how to deal with these documents or the matters to which they refer, please consult a professional advisor.

March 7, 2005

INTIER AUTOMOTIVE

521 Newpark Boulevard • Newmarket • Ontario • Canada • L3Y 4X7 • (T)(905) 898-2500 • (F)(905) 898-6053

March 7, 2005

Dear Shareholder:

        On behalf of management and our Board of Directors, we are pleased to invite you to attend the special meeting of holders of Class A Subordinate Voting Shares of Intier Automotive Inc. ("Intier"), to be held in the Upper Canada Room, 18th Floor, Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, Canada on Wednesday, March 30, 2005, commencing at 11:00 a.m. (Toronto time).

        The purpose of the special meeting is to consider and vote upon a special resolution to approve a proposal from our parent company, Magna International Inc. ("Magna"), to privatize Intier by way of a court approved plan of arrangement (the "Arrangement"). If the Arrangement is approved and completed, Intier will become a wholly-owned subsidiary of Magna and holders of Intier's Class A Subordinate Voting Shares will be entitled to receive for each share held by them:

        (i)    0.41 of a Magna Class A Subordinate Voting Share; or

        (ii)   at the election of the holder, cash equal to 0.41 times the volume-weighted average trading price of the Magna Class A Subordinate Voting Shares on the Toronto Stock Exchange for the five consecutive trading days ending immediately before the effective date of the Arrangement (but the amount of cash will be proportionately reduced if all cash elections would result in the amount of cash elected exceeding Cdn$125 million in total, in which case holders who elected cash will receive cash and Magna Class A Subordinate Voting Shares).

        Magna proposed the Arrangement primarily for strategic reasons to adapt to changing automotive industry conditions by better positioning Magna's automotive operations, including those carried on by Intier, to compete and grow on a global basis. Magna's reasons for the Arrangement are described in detail in the accompanying Management Information Circular/Proxy Statement (the "Circular"). On October 25, 2004, in addition to its announcement of the proposed privatization of Intier, Magna announced that it had made separate proposals to privatize its two other public subsidiaries, Decoma International Inc. ("Decoma") and Tesma International Inc. ("Tesma"). Each privatization transaction, including the Arrangement, is independent of the others and is not conditional upon the completion of the others. The privatization of Tesma was completed effective February 6, 2005. The privatization of Decoma received shareholder approval on February 28, 2005 and, subject to court approval, it is expected that the privatization of Decoma will become effective on March 6, 2005.

        Intier's Board of Directors appointed a special committee of independent directors (the "Special Committee") to extensively consider the Arrangement. The Special Committee engaged RBC Dominion Securities ("RBC") to prepare a formal valuation of Intier's Class A Subordinate Voting Shares and to provide an opinion as to the fairness, from a financial point of view, of the consideration being offered under the Arrangement to shareholders of Intier other than Magna and its affiliates or associates. Subject to the assumptions, qualifications, limitations and conditions set forth in its valuation and opinion, RBC has concluded that the consideration being offered under the Arrangement is inadequate, from a financial point of view, to shareholders of Intier other than Magna and its affiliates or associates. Notwithstanding this conclusion, based on the recommendation of the Special Committee, Intier's Board of Directors has authorized the submission of the Arrangement to Intier's shareholders without making a recommendation to shareholders as to how they should vote in respect of the Arrangement. A copy of RBC's valuation and opinion is included in the Circular. In addition to the opinion of RBC, the Special Committee and Intier's Board of Directors have identified a number of other important factors, such as the lack of liquidity of Intier's Class A Subordinate Voting Shares and the unlikelihood of any other third party offer, which shareholders should consider in determining how to vote in respect of the Arrangement. Accordingly, shareholders should carefully review and consider the

Arrangement and the considerations identified by the Special Committee and Intier's Board of Directors, as described in the Circular, and reach their own conclusions as to whether to vote for or against the Arrangement.

        The Circular also contains other important information about the Arrangement, including a description of the business of Magna, a copy of the formal valuation and opinion, the conditions to the implementation of the Arrangement, including court and regulatory approvals, and a discussion of tax considerations. For the Arrangement to proceed, it must be approved at the special meeting by not less than 66 2/3% of the votes cast by holders of Intier Class A Subordinate Voting Shares, voting separately as a class, as well as by a simple majority of the votes cast by "minority" shareholders.

        If, like most shareholders, you are not a registered shareholder but hold your Intier Class A Subordinate Voting Shares through an intermediary, such as a securities dealer or broker, bank or trust company, you will receive separate instructions on how to vote and how to make a cash election. In that case, you should carefully follow the instructions sent out in any communication provided to you.

        If you are a registered shareholder and are unable to attend the special meeting in person, you may vote by completing and returning the enclosed form of Proxy in accordance with the instructions in the Circular and the Proxy. If you want to elect to receive cash, you must complete and return the Letter of Transmittal and Cash Election Form (printed on yellow paper) in accordance with the instructions in the Circular and the Letter of Transmittal and Cash Election Form by 5:00 p.m. (Toronto time) on March 28, 2005. Should you fail to do so, your cash election will be invalid and if the transaction is approved and completed you will be entitled to receive only Magna Class A Subordinate Voting Shares.

        The Arrangement is an extremely important matter for Intier and you as shareholders, and we urge you to vote. We look forward to seeing you at the special meeting on March 30, 2005.

        Yours truly,

DONALD J. WALKER Chairman, President and Chief Executive Officer	MICHAEL E. MCCARTHY Executive Vice-President and Chief Financial Officer
INTIER AUTOMOTIVE INC.	INTIER AUTOMOTIVE INC.

INTIER AUTOMOTIVE

521 Newpark Boulevard • Newmarket • Ontario • Canada • L3Y 4X7 • (T)(905) 898-2500 • (F)(905) 898-6053

NOTICE OF SPECIAL MEETING OF
HOLDERS OF CLASS A SUBORDINATE VOTING SHARES

        NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of holders of Class A Subordinate Voting Shares ("Intier Class A Subordinate Voting Shares") of Intier Automotive Inc. ("Intier" or the "Corporation") will be held in the Upper Canada Room, 18th Floor, Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, Canada, on Wednesday, March 30, 2005, commencing at 11:00 a.m. (Toronto time), for the following purposes:

  1.
  in accordance with the interim order of the Ontario Superior Court of Justice dated February 28, 2005 (the "Interim Order"), to consider and, if determined advisable, to pass, with or without amendment, a special resolution (the "Arrangement Resolution"), the full text of which is set out in Exhibit A to the accompanying Management Information Circular/Proxy Statement (the "Circular"), approving an arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario) (the "OBCA") of Intier, the purpose of which is to effect the acquisition by Magna International Inc. ("Magna") of all the outstanding Intier Class A Subordinate Voting Shares not already owned, directly or indirectly, by Magna, all as more particularly described in the Circular; and

  2.
  to transact such further or other business or matters as may properly come before the Meeting or any adjournment or postponement thereof.

        Only holders of record of Intier Class A Subordinate Voting Shares at the close of business on February 24, 2005 are entitled to receive notice of the Meeting and to attend and vote at the Meeting, except that: (i) in accordance with applicable law, a transferee of Intier Class A Subordinate Voting Shares acquired after such date will be entitled to vote such shares at the Meeting if such transferee produces properly endorsed share certificates or otherwise establishes ownership of such shares and has demanded in writing at least 10 days before the day of the Meeting that the name of such transferee be included in the list of registered shareholders entitled to vote at the Meeting; and (ii) a holder of Intier Class A Subordinate Voting Shares issued by the Corporation after the record date in connection with the exercise of options to acquire Intier Class A Subordinate Voting Shares or conversion rights to acquire Intier Class A Subordinate Voting Shares will be entitled to vote such shares at the Meeting if such holder establishes ownership of such shares to the satisfaction of the Secretary of the Corporation or the chairman of the Meeting prior to the Meeting or any adjournment or postponement thereof.

        A registered holder of Intier Class A Subordinate Voting Shares who is unable to attend the Meeting in person and who wishes to ensure that its shares will be voted at the Meeting is requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and the Circular. In order to be effective, a proxy must be mailed, couriered or delivered so as to reach or be deposited with Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, Attention: Proxy Department, not later than 5:00 p.m. (Toronto time) on March 28, 2005, or, if the Meeting is adjourned or postponed, not later than 5:00 p.m. (Toronto time) on the second day (excluding Saturdays, Sundays and holidays) before the Meeting.

        A substantial number of the Corporation's shareholders do not hold their Intier Class A Subordinate Voting Shares in their own names. Such Intier Class A Subordinate Voting Shares may be beneficially owned by a person but registered either: (a) in the name of an intermediary such as, among others, a bank, trust company, securities dealer or broker, or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant. If Intier Class A Subordinate Voting Shares are shown in an account statement

i

provided to a shareholder by the intermediary, in almost all cases those Intier Class A Subordinate Voting Shares will not be registered in the name of the shareholder in the records of the Corporation. Please note that only proxies deposited by registered shareholders can be recognized and acted upon at the Meeting. As a consequence, non-registered shareholders should read the instructions provided to them regarding how to vote at or attend the Meeting.

        Pursuant to the Interim Order, a registered holder of Intier Class A Subordinate Voting Shares may dissent in respect of the Arrangement Resolution by following the dissent procedures set out in the Circular. If the Arrangement is approved and completed, dissenting shareholders who comply strictly with the dissent procedures will be entitled to be paid the fair value of their Intier Class A Subordinate Voting Shares. Failure to adhere strictly to the requirements and procedures set out in the Interim Order, the Circular, the OBCA (as modified by the Interim Order) and the Plan of Arrangement may result in the loss or unavailability of any right to dissent.

        DATED at Newmarket, Ontario on March 7, 2005.

        BY ORDER OF THE BOARD OF DIRECTORS

        BRUCE R. CLUNEY
Secretary

INTIER AUTOMOTIVE INC.
MANAGEMENT INFORMATION CIRCULAR/PROXY STATEMENT FOR
SPECIAL MEETING OF HOLDERS OF CLASS A SUBORDINATE VOTING SHARES

GENERAL INFORMATION

        Certain capitalized terms used in this Circular that are not otherwise defined have the respective meanings set out under "Glossary of Key Terms". All summaries of, and references to, the Arrangement Agreement, the Plan of Arrangement, the Interim Order and the Valuation and Opinion are qualified in their entirety by reference to the complete text of these documents attached as Exhibits to this Circular. Shareholders are urged to read carefully the full text of these Exhibits. No person has been authorized to give any information or make any representation in connection with the matters to be considered at the Meeting other than as contained or incorporated by reference in this Circular and, if so given or made, any such information or representation should not be relied upon. This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized, or in which the person making such an offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation.

INFORMATION RELATING TO MAGNA INTERNATIONAL INC.

        All information (including financial information) contained or incorporated by reference in this Circular relating to Magna has been provided to Intier by Magna, and Magna has confirmed the accuracy of this information. The Intier Board has relied upon such information without having made independent inquiries as to the accuracy or completeness thereof; however, the Intier Board has no reason to believe such information is misleading or inaccurate. Neither the Intier Board nor Intier assumes any responsibility for the accuracy or completeness of such information, nor for any omission on the part of Magna to disclose facts or events which may affect the accuracy or completeness of any such information.

NOTICE TO SHAREHOLDERS NOT RESIDENT IN CANADA

        The Arrangement involves the issuance of securities of Magna, a corporation existing under the laws of the Province of Ontario, Canada. This Circular has been prepared by Intier in accordance with disclosure requirements under applicable Ontario and Canadian law. Non-resident shareholders should be aware that these requirements may be different from those of the United States or other jurisdictions. The financial statements incorporated by reference in this Circular have been prepared in accordance with Canadian generally accepted accounting principles, and thus may not be comparable to financial statements of companies organized in the United States or in other jurisdictions.

        Non-resident shareholders should be aware that the terms of the Arrangement as described in this Circular may have tax consequences both in Canada and in the jurisdiction of residence of the shareholder. The tax consequences arising under the laws of a country other than Canada or the United States are not discussed in this Circular.

        The enforcement by investors of civil liabilities under United States federal and state securities laws may be adversely affected by the fact that Intier and Magna are organized under the laws of Ontario, Canada, that almost all of the officers and directors of Intier and Magna are residents of Canada or other jurisdictions outside of the United States, and that a substantial portion of the assets of Intier and Magna are located outside of the United States. It may be difficult to compel Ontario corporations, such as Intier and Magna, to subject themselves to a judgment issued by a court of the United States.

        The issuance of Magna Class A Subordinate Voting Shares pursuant to the Plan of Arrangement has not been approved or disapproved by the United States Securities and Exchange Commission or by any state securities commission or regulatory authority, nor have any of the foregoing authorities passed upon the accuracy or adequacy of this Circular. Any representation to the contrary is a criminal offence.

DOLLAR AMOUNTS; CURRENCY OF INFORMATION; FISCAL YEARS

        Unless otherwise stated in this Circular, all references to dollar amounts are to United States dollars, all information is given as of February 18, 2005 and all references to fiscal years (including references to "fiscal" followed by a specific year) refer to the one-year period ended on December 31 in that year.

EXCHANGE RATE INFORMATION

        Each of Intier and Magna, respectively, publishes its consolidated financial statements in United States dollars rather than Canadian dollars. The following table sets out, for each fiscal year and period indicated, the high and low exchange rates for U.S. dollars expressed in Canadian dollars (Cdn$), the average of those exchange rates on the last business day of each month during that period and the exchange rate at the end of that period, based on the noon rate in U.S. dollars as quoted by the Bank of Canada (the "Noon Rate"). Such rates are set out as Canadian dollars per U.S.$1.00.

	Period End	Average(1)	High	Low
	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
Fiscal 2004	1.2036	1.2980	1.3968	1.1774
Fiscal 2003	1.2924	1.3914	1.5747	1.2924
Fiscal 2002	1.5843	1.5722	1.6132	1.5110

(1)
The average of the daily Noon Rate on the last business day of each month during the period.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

        This Circular contains or incorporates by reference statements that, to the extent that they are not recitations of historical fact, may constitute "forward-looking statements" within the meaning of applicable securities legislation, including section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include financial and other projections, as well as statements regarding Intier's or Magna's future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. In this Circular, the use of words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are intended to identify forward-looking statements. Persons reading this Circular are cautioned that such statements are only predictions and that the Corporation's and Magna's actual future results or performance may be materially different. In evaluating such forward-looking statements, readers should specifically consider the various risk factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. These risks and uncertainties include, but are not limited to, specific risks relating to the Corporation's and Magna's relationship with their customers, the automotive industry in general and the economy as a whole. In respect of Intier, readers are referred to the discussion of "Risk Factors" set out in the Corporation's Annual Report on Form 20-F for the year ended December 31, 2003, wherein certain of the above risk factors are discussed in further detail. In respect of Magna, such risks specifically include, without limitation, those risk factors set out in this Circular and the documents incorporated by reference in this Circular and, in particular, those factors set out in Item 3 "Description of Business — Risk Factors" in Magna's Annual Information Form attached as Exhibit 1 to Magna's Annual Report on Form 40-F for the year ended December 31, 2003. The Corporation and Magna expressly disclaim any intention and undertake no obligation to update or revise any forward-looking statements contained in this Circular to reflect subsequent information, events, circumstances or otherwise.

EXEMPTION FROM REGISTRATION UNDER U.S. SECURITIES ACT OF 1933

        Magna will not register with the United States Securities and Exchange Commission the Magna Class A Subordinate Voting Shares to be issued by Magna in connection with the Arrangement, relying on the exemption from such registration provided by section 3(a)(10) of the United States Securities Act of 1933 (the "1933 Act"). Section 3(a)(10) exempts from the registration requirements of the 1933 Act securities that are issued in transactions approved by a court, after a hearing on the fairness of the terms and conditions of such issuance.

v

INTIER AUTOMOTIVE INC.

MANAGEMENT INFORMATION CIRCULAR/
PROXY STATEMENT FOR
SPECIAL MEETING OF HOLDERS OF CLASS A SUBORDINATE VOTING SHARES

GLOSSARY OF KEY TERMS

        The following is a glossary of key terms used frequently throughout this Circular.

"1933 Act" means the United States Securities Act of 1933, as amended.

"Amalco" means the corporation continuing from the Amalgamation.

"Amalco Redeemable Preferred Share" means a redeemable preferred share in the capital of Amalco, having the rights, privileges, restrictions and conditions set forth in schedule 1.1 of the Plan of Arrangement.

"Amalco Special Share" means a special share in the capital of Amalco, having the rights, privileges, restrictions and conditions set forth in schedule 1.1 of the Plan of Arrangement.

"Amalgamating Shareholder" means a holder of Intier Class A Subordinate Voting Shares other than Magna, Magna Subco, a Dissenting Shareholder or a Tendering Shareholder.

"Amalgamation" means the amalgamation of Intier and Magna Subco described in section 2.2(d) of the Plan of Arrangement.

"Arrangement" means the arrangement of Intier under section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order.

"Arrangement Agreement" means the Arrangement Agreement made as of February 9, 2005 between Magna and Intier, a copy of which is attached as Exhibit B to this Circular, as it may be amended, supplemented or restated in accordance therewith prior to the Effective Time, providing for, among other things, the Arrangement.

"Arrangement Resolution" means the special resolution of the Shareholders, to be substantially in the form and content of Exhibit A to this Circular.

"Articles of Arrangement" means the articles of arrangement of Intier in respect of the Arrangement that are required by the OBCA to be sent to the Director after the Final Order is made in order to give effect to the Arrangement.

"Average Market Price" means the amount in Canadian currency (rounded to the nearest one-hundredth of a cent) equal to the volume-weighted average trading price of the Magna Class A Subordinate Voting Shares on the TSX for the five consecutive trading days ending on the last trading day immediately preceding the Effective Date.

"Business Day" means any day on which commercial banks are generally open for business in Toronto, Ontario and New York, New York, other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario or New York, New York, under applicable laws.

"Canadian Resident" means a resident of Canada for purposes of the ITA and includes a partnership, any member of which (other than a person exempt from tax under Part I of the ITA) is a resident of Canada for purposes of the ITA.

"Cash Consideration Elected Share" means, subject to the terms and conditions set out in section 2.4 of the Plan of Arrangement, an Intier Class A Subordinate Voting Share in respect of which a Shareholder has made a Cash Election.

"Cash Elected Consideration" means a cash amount in Canadian currency per Intier Class A Subordinate Voting Share (rounded to the nearest one-hundredth of a cent) equal to the Exchange Ratio multiplied by the Average Market Price.

"Cash Election" means the election of a Shareholder in the Letter of Transmittal to receive the Cash Elected Consideration (either directly in the case of Tendering Shareholders or through receipt of an Amalco Redeemable Preferred Share in the case of Amalgamating Shareholders) in respect of an Intier Class A Subordinate Voting Share.

"CDS" means The Canadian Depository for Securities Limited.

"Certificate" means the certificate giving effect to the Arrangement issued by the Director pursuant to section 183(2) of the OBCA after the Articles of Arrangement have been filed.

"CIBC World Markets" means CIBC World Markets Inc., financial advisor to Magna.

"Circular" means this Management Information Circular/Proxy Statement.

"Corporate Constitution" means the Corporate Constitution as set out in the restated articles of Intier.

"Court" means the Ontario Superior Court of Justice.

"CRA" means the Canada Revenue Agency.

"Davies" means Davies Ward Phillips & Vineberg LLP, the independent legal counsel retained by the Special Committee.

"Decoma" means Decoma International Inc., a corporation governed by the OBCA, and upon completion of the amalgamations under the arrangement of Decoma pursuant to section 182 of the OBCA, means the continuing corporation resulting therefrom.

"Depositary" means Computershare Trust Company of Canada or Computershare Trust Company, Inc. at its offices set out in the Letter of Transmittal.

"Director" means the Director appointed pursuant to section 278 of the OBCA.

"Dissent Right" means the right of dissent in respect of the Arrangement Resolution as provided in the Plan of Arrangement and the Interim Order.

"Dissenting Shareholder" means any Shareholder who has properly exercised its Dissent Right in accordance with section 3.1 of the Plan of Arrangement and the Interim Order, who has not withdrawn or been deemed to have withdrawn such exercise and who is ultimately determined to be entitled to be paid the fair value of its Intier Class A Subordinate Voting Shares.

"Effective Date" means the date shown on the Certificate.

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date.

"Eligible Director" means each director of Intier who was neither an employee nor an officer of the Corporation or Magna or any of their respective affiliates.

"Exchange Ratio" means 0.41.

"Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

"Interim Order" means the interim order of the Court in respect of the Arrangement, a copy of which is attached as Exhibit D to this Circular, as such order may be amended.

"Intier" or the "Corporation" means Intier Automotive Inc., a corporation governed by the OBCA.

"Intier Board" means the board of directors of Intier.

"Intier Class A Subordinate Voting Share" means a Class A Subordinate Voting Share in the capital of Intier.

"Intier Class B Share" means a Class B Share in the capital of Intier.

"Intier Continuing Option" means an Intier Option other than an Intier Exchange Elected Option.

"Intier Convertible Preferred Shares" means the Preferred Shares, Series 1 and Preferred Shares, Series 2 in the capital of Intier.

"Intier DPSPs" means, collectively, the Deferred Profit Sharing Plan for Canadian Employees of Intier Automotive Inc., the Intier Automotive U.S. Employees' Deferred Profit-Sharing Plan and the Austrian Deferred Profit Sharing Program.

"Intier Exchange Elected Option" means an Intier Option in respect of which the holder thereof has elected in an option election form to exchange such Intier Option for a Magna Replacement Option.

"Intier Options" means all options to acquire Intier Class A Subordinate Voting Shares outstanding as of the Effective Time granted under the Intier Stock Option Plan.

"Intier Shares" means the Intier Class A Subordinate Voting Shares, Intier Class B Shares and Intier Convertible Preferred Shares.

"Intier Stock Option Plan" means the Intier Incentive Stock Option Plan adopted by the Intier Board on July 30, 2001, as amended to the date of the Arrangement Agreement.

"ITA" means the Income Tax Act (Canada), as amended from time to time prior to the Effective Time.

"Letter of Transmittal" means the letter of transmittal and cash election form for use by Shareholders, in the form accompanying this Circular.

"Magna" means Magna International Inc., a corporation governed by the OBCA.

"Magna Class A Subordinate Voting Share "means a Class A Subordinate Voting Share in the capital of Magna.

"Magna Class B Share" means a Class B Share in the capital of Magna.

"Magna Replacement Option" means, in respect of a particular Intier Exchange Elected Option, an option to purchase the number of Magna Class A Subordinate Voting Shares equal to the Exchange Ratio multiplied by the number of Intier Class A Subordinate Voting Shares that could be purchased under that corresponding Intier Exchange Elected Option if such Intier Exchange Elected Option were exercisable and exercised immediately prior to the Effective Time (rounded down to the nearest whole number of Magna Class A Subordinate Voting Shares).

"Magna Special Committee" means the special committee of the board of directors of Magna established for the purposes of considering the Arrangement.

"Magna Subco" means 893898 Ontario Inc., a wholly-owned subsidiary of Magna existing under the OBCA, which, at the Effective Time, will be the holder of a portion of the Intier Shares then owned, directly or indirectly, by Magna.

"MEC" means Magna Entertainment Corp, a corporation governed by the laws of Delaware.

"Meeting" means the special meeting of Shareholders, including any adjournment or postponement thereof, called and to be held in accordance with the Interim Order to consider and, if determined advisable, to pass, with or without amendment, the Arrangement Resolution.

"MID" means MI Developments Inc., a corporation governed by the OBCA.

"Minority Shareholders" means all Shareholders other than (i) Magna, Magna Subco, Decoma and Tesma and their respective directors and senior officers, (ii) any other related party of Magna, Magna Subco, Decoma or Tesma within the meaning of Rule 61-501 and Policy Q-27, subject to the exceptions set out therein, (iii) Donald J. Walker (iv) the Intier DPSPs, and (v) any person acting jointly or in concert with any of the foregoing other than the Intier DPSPs.

"NASDAQ" means the NASDAQ National Market.

"Non-Magna Shareholders" means all Shareholders other than Magna and its affiliates or associates.

"Notice" means the notice of the Meeting accompanying this Circular.

"Notice of Guaranteed Delivery" means a notice of guaranteed delivery form for use by Shareholders.

"NYSE" means the New York Stock Exchange.

"OBCA" means the Business Corporations Act (Ontario), as amended from time to time prior to the Effective Time.

"Opinion" means the opinion of RBC dated February 9, 2005 to the Special Committee as to the fairness, from a financial point of view, of the consideration offered under the Arrangement to Non-Magna Shareholders, a copy of which is attached as Exhibit F to this Circular.

"Plan of Arrangement" means the plan of arrangement substantially in the form set out in Exhibit C to this Circular, and any amendment or variation thereto.

"Policy Q-27" means the Autorité des marchés financiers du Québec Policy Statement Q-27 — Protection of minority securityholders in the course of certain transactions.

"RBC" means RBC Dominion Securities Inc., a member company of RBC Capital Markets, the independent valuator and financial advisor retained by the Special Committee to prepare the Valuation and Opinion.

"Record Date" means the close of business on February 24, 2005.

"Rule 61-501" means the Ontario Securities Commission Rule 61-501 — Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions.

"Share Certificates" means certificates representing Intier Class A Subordinate Voting Shares.

"Share Consideration" means a fraction of a Magna Class A Subordinate Voting Share equal to the Exchange Ratio.

"Share Consideration Share" means any Intier Class A Subordinate Voting Share other than a Cash Consideration Elected Share.

"Shareholder" means a holder of Intier Class A Subordinate Voting Shares.

"Special Committee" means the special committee of independent directors of Intier established to consider the Arrangement, consisting of Lawrence Worrall (Chairman) and Neil G. Davis.

"Tendering Shareholder" means a Shareholder, other than Magna, Magna Subco or a Dissenting Shareholder, who has identified on such Shareholder's Letter of Transmittal that the beneficial owner of such Shareholder's Intier Class A Subordinate Voting Shares is either (a) exempt from tax under Part I of the ITA or (b) not a Canadian Resident.

"Tesma" means Tesma International Inc., a corporation governed by the OBCA.

"TSX" means the Toronto Stock Exchange.

"Valuation" means the formal valuation of the Intier Class A Subordinate Voting Shares dated February 9, 2005, prepared by RBC for the Special Committee in accordance with Rule 61-501 and Policy Q-27, a copy of which is attached as Exhibit F to this Circular.

SUMMARY

        The following is a summary of certain information contained in this Circular and should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or incorporated by reference in this Circular. Certain capitalized terms used in this summary are defined in the Glossary of Key Terms in this Circular. Shareholders are urged to read this Circular, the materials incorporated by reference herein and the Exhibits hereto carefully and in their entirety.

Date, Time and Place of Meeting

        The Meeting will be held on Wednesday, March 30, 2005 at 11:00 a.m. (Toronto time) in the Upper Canada Room, 18th Floor, Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, Canada.

Record Date

        The Record Date for the determination of Shareholders entitled to notice of and to vote at the Meeting is February 24, 2005. Only Shareholders of record at the close of business on February 24, 2005 are entitled to receive notice of the Meeting and to attend and vote at the Meeting, except that: (i) in accordance with applicable law, a transferee of Intier Class A Subordinate Voting Shares acquired after the Record Date will be entitled to vote such shares at the Meeting if such transferee produces properly endorsed Share Certificates or otherwise establishes ownership of such shares and has demanded, in writing not later than 10 days before the day of the Meeting, that the name of such transferee be included in the list of registered Shareholders entitled to vote at the Meeting; and (ii) a holder of Intier Class A Subordinate Voting Shares issued by the Corporation after the Record Date, in connection with the exercise of Intier Options or conversion rights to acquire Intier Class A Subordinate Voting Shares, will be entitled to vote such shares at the Meeting if such Shareholder establishes ownership of such shares to the satisfaction of the Secretary of the Corporation or the chairman of the Meeting prior to the Meeting or any adjournment or postponement thereof.

        A substantial number of Shareholders do not hold their Intier Class A Subordinate Voting Shares in their own name. Such Intier Class A Subordinate Voting Shares may be beneficially owned by a person but registered either: (a) in the name of an intermediary such as, among others, a bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan; or (b) in the name of a clearing agency (such as CDS) of which the intermediary is a participant. If Intier Class A Subordinate Voting Shares are shown in an account statement provided to a Shareholder by the intermediary, in almost all cases those Intier Class A Subordinate Voting Shares will not be registered in the name of the Shareholder in the records of the Corporation. Please note that only proxies deposited by registered Shareholders can be recognized and acted upon at the Meeting. As a consequence, non-registered Shareholders should read the instructions provided to them regarding how to vote at or attend the Meeting.

Special Business to be Conducted at the Meeting

        At the Meeting, Shareholders will be asked to consider and, if determined advisable, to pass, with or without amendment, the Arrangement Resolution, the full text of which is attached as Exhibit A to this Circular. For the purposes of determining whether the Arrangement Resolution has received necessary Shareholder approval, the votes will also be tabulated based upon the votes cast by Minority Shareholders. See "Shareholder Approvals Required."

Terms of the Arrangement

        The following summary of the Plan of Arrangement is subject to, and qualified in its entirety by reference to, the Plan of Arrangement.

        The Plan of Arrangement contemplates that Shareholders (other than Dissenting Shareholders, Magna and Magna Subco) will receive, for each Intier Class A Subordinate Voting Share held by them, either 0.41 of a Magna Class A Subordinate Voting Share or, where specifically so elected by a Shareholder in the Letter of Transmittal, cash (in Canadian currency) equal to 0.41 times the volume-weighted average trading price of the

Magna Class A Subordinate Voting Shares on the TSX for the five consecutive trading days ending on the last trading day immediately before the Effective Date of the Arrangement. As of the date of this Circular, the Effective Date of the Arrangement is expected to be April 3, 2005.

        The cash payment amount is limited to an aggregate of Cdn$125 million. If all Cash Elections by Shareholders desiring to receive cash exceed Cdn$125 million, the amount of cash such Shareholders will receive will be proportionately reduced. Where the cash amount is reduced, Shareholders who elected cash will receive Magna Class A Subordinate Voting Shares in lieu of the applicable reduction in the cash amount. Subject to this limit on cash payments, a Shareholder may elect to receive cash for all or a portion of the Intier Class A Subordinate Voting Shares held by such Shareholder.

        Under the Arrangement, all Shareholders (other than Magna, Magna Subco, Dissenting Shareholders or Tendering Shareholders) will be Amalgamating Shareholders (see definition of "Amalgamating Shareholder" in the Glossary of Key Terms), meaning, generally, Shareholders who are residents of Canada and subject to tax for Canadian income tax purposes. The Arrangement has been structured so that Amalgamating Shareholders will receive an automatic "rollover" (deferral of capital gain or capital loss) for Canadian income tax purposes for Intier Class A Subordinate Voting Shares exchanged for Magna Class A Subordinate Voting Shares. Specifically, each Intier Class A Subordinate Voting Share held by an Amalgamating Shareholder (except to the extent a Shareholder has made a Cash Election) will, on the Amalgamation, be converted into one Amalco Special Share, and each such Amalco Special Share will, as part of the Arrangement, be exchanged for 0.41 of a Magna Class A Subordinate Voting Share.

        Where an Amalgamating Shareholder elects, in the Letter of Transmittal, to receive a cash payment for all or a portion of its Intier Class A Subordinate Voting Shares, each Intier Class A Subordinate Voting Share in respect of which an Amalgamating Shareholder has made a Cash Election will, on the Amalgamation, be converted into one Amalco Redeemable Preferred Share (subject to the Cdn$125 million aggregate maximum for all Shareholders making Cash Elections), and each such Amalco Redeemable Preferred Share will, as part of the Arrangement, be redeemed for a cash amount equal to 0.41 multiplied by the Average Market Price of the Magna Class A Subordinate Voting Shares.

        Tendering Shareholders are Shareholders (other than Magna, Magna Subco and Dissenting Shareholders) who have identified themselves as being exempt from tax for Canadian income tax purposes or non-residents of Canada, generally including United States Holders (as defined under "Certain U.S. Federal Income Tax Considerations"), for Canadian income tax purposes (see definition of "Tendering Shareholder" in the Glossary of Key Terms). In order to be a Tendering Shareholder, a Shareholder must so indicate in its Letter of Transmittal. Failure to so indicate will result in the Shareholder being deemed to be an Amalgamating Shareholder. A Tendering Shareholder will (except to the extent that a Shareholder is entitled to receive cash pursuant to the cash offer) receive 0.41 of a Magna Class A Subordinate Voting Share for each Intier Class A Subordinate Voting Share transferred to Magna Subco under the Arrangement.

        Where a Tendering Shareholder elects, in the Letter of Transmittal, to receive a cash payment for all or a portion of its Intier Class A Subordinate Voting Shares, such Tendering Shareholder will receive (subject to the Cdn$125 million aggregate maximum for all Shareholders making Cash Elections), on completion of the Arrangement, a cash amount for each Intier Class A Subordinate Voting Share in respect of which a Tendering Shareholder has made a Cash Election transferred to Magna Subco under the Arrangement equal to 0.41 multiplied by the Average Market Price of the Magna Class A Subordinate Voting Shares.

        For the tax treatment applicable to a Shareholder, see "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations".

        Shareholders whose Intier Class A Subordinate Voting Shares are registered either (a) in the name of an intermediary such as, among others, a bank, trust company, securities dealer or broker or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan, or (b) in the name of a clearing agency, such as CDS, of which the intermediary is a participant, should contact that intermediary for instructions as to how to elect to receive cash and how to deliver such Intier Class A Subordinate Voting Shares.

        Any Shareholder who, in respect of any Intier Class A Subordinate Voting Shares held by such Shareholder, (i) does not deposit with the Depositary, a duly completed Letter of Transmittal (or Notice of Guaranteed Delivery) prior to 5:00 p.m. (Toronto time) on March 28, 2005, or, if the Meeting is adjourned or postponed, not later than 5:00 p.m. (Toronto time) on the second day (excluding Saturdays, Sundays and holidays) before the Meeting, or (ii) fails to complete the Letter of Transmittal making a Cash Election, will be deemed NOT to have made a Cash Election in respect of their Intier Class A Subordinate Voting Shares and will be entitled to receive only the Share Consideration as consideration for each of the Shareholder's Intier Class A Subordinate Voting Shares.

        Fractional Magna Class A Subordinate Voting Shares will not be issued or delivered in connection with the Arrangement. Where a Shareholder is to receive Magna Class A Subordinate Voting Shares and the aggregate number of Magna Class A Subordinate Voting Shares to be issued or delivered to such Shareholder would otherwise include a fraction of a Magna Class A Subordinate Voting Share, the Shareholder will receive, in lieu of the fractional share, a cash payment equal to the fraction of a Magna Class A Subordinate Voting Share otherwise issuable or deliverable multiplied by the Average Market Price.

Background to the Arrangement

        On October 22, 2004, after the close of trading on the TSX, Vincent J. Galifi, Executive Vice President and Chief Financial Officer of Magna, and Jeffrey O. Palmer, Executive Vice President of Magna, met at Intier's head offices in Newmarket, Ontario with Donald J. Walker, Intier's Chairman, President and Chief Executive Officer; Michael E. McCarthy, Intier's Executive Vice-President and Chief Financial Officer; and Bruce R. Cluney, Intier's Secretary. At that meeting, Messrs. Galifi and Palmer delivered Magna's written proposal for privatizing Intier at a price of 0.3847 of a Magna Class A Subordinate Voting Share for each Intier Class A Subordinate Voting Share. Messrs. Galifi and Palmer informed Intier, at that time, that Magna was intending to make privatization proposals involving its two other public subsidiaries, Decoma and Tesma, but each proposed privatization transaction was independent of the others and not conditional upon completion of the others.

        On October 22 and 23, 2004, Messrs. Walker, McCarthy and Cluney communicated the Magna proposal for privatizing Intier to each of the "outside" directors on the Intier Board (Messrs. Flavio Cotti, Neil G. Davis, Louis E. Lataif, Edward C. Lumley, Rudolf Streicher and Lawrence Worrall) and discussed with each of them the general contents of the press release that would be required to be issued by the Corporation to announce the receipt of Magna's proposal. At the same time, a telephone conference call meeting for the full Intier Board was scheduled for October 26, 2004 to consider, among other things, the establishment of a special committee of independent directors to review and consider the Arrangement.

        On October 25, 2004, before the opening of trading on the TSX, Magna issued a press release announcing the three separate privatization proposals. Intier issued its own press release, on the same date, in respect of Magna's privatization proposal for Intier.

Magna's Reasons for the Arrangement

        Magna has advised the Corporation that it proposed the Arrangement primarily for strategic reasons to adapt to changing automotive industry conditions by better positioning Magna's automotive operating groups, including Intier, to compete and grow on a global basis. Although Magna has also announced its intention to privatize its two other public subsidiaries, Decoma and Tesma, each privatization transaction, including the Arrangement, is independent of the others and not conditional upon completion of the others. The privatization of Tesma was completed effective February 6, 2005. The privatization of Decoma received shareholder approval on February 28, 2005 and, subject to Court approval, it is expected that the privatization of Decoma will become effective on March 6, 2005. Magna's reasons for proposing the Arrangement include the following:

        Improved Strategic Positioning.    Following completion of the Arrangement, Magna (including Intier as a wholly-owned subsidiary of Magna) will be better positioned to meet its customers' needs for larger and increasingly complex modules and systems for vehicle interior and closure modules and systems, by being able to more readily and more seamlessly combine the product development and manufacturing capabilities of Intier with those of Magna's other automotive groups. Examples of such joint efforts include Intier's ability to work more closely with Decoma and Magna Steyr on future lift-gate and roof module opportunities and Intier's ability to work more closely with Decoma, Cosma International and Magna Donnelly on the development of door module products. As OEM vehicle engineering and assembly have evolved, customer needs have shifted from simple components to larger, more sophisticated, and highly-engineered systems and modules with increased content and features. These systems and modules are increasingly crossing Magna's and Intier's traditional product lines. With the increased flexibility to align its businesses following the completion of the Arrangement, Magna believes that it will be better positioned to capitalize on door and roof module development and supply opportunities.

        Exploit Magna's Competencies.    The Arrangement will allow Magna to more fully exploit the various competencies that exist within Magna, particularly its complete vehicle expertise at Magna Steyr. With its vast product portfolio, Magna has substantial depth of knowledge in design, engineering and development, systems testing and manufacturing using a wide variety of techniques, materials and processes. Moreover, Magna Steyr's complete vehicle engineering and design capability includes the vehicle's interior, exterior, powertrain and drivetrain, as well as complete electric and electronic architecture. Consequently, Magna Steyr has an in-depth understanding of how the vehicle's various systems interact, as well as extensive systems integration and complete vehicle assembly experience. As a wholly-owned subsidiary of Magna, Intier should be able to better access and leverage such expertise and knowledge to capitalize on Magna Steyr's engineering, testing and complete vehicle assembly capabilities.

        Alignment of Product Portfolio.    The Arrangement will also provide Magna with the opportunity to better align its product portfolio where it has similar capabilities and technological and product competencies in different automotive operating groups, such as between Intier and Magna Donnelly in door handles and certain electronic modules. Through acquisitions, such as Magna's 2002 acquisition of Donnelly Corporation, as well as the convergence of technologies, Magna has acquired similar expertise in different operating groups that could be more effectively aligned with the product offerings of Intier. Some of these overlapping product areas are capital-intensive or require significant design and engineering expertise and are expected to continue to converge in the future. As a result of the completion of the Arrangement, Magna should be able to achieve various operational synergies through the alignment of these capabilities.

        Avoid Duplication of Investment.    As Magna expands into new markets and further broadens its customer base, Magna believes that the Arrangement will enable it to avoid duplication of investment in infrastructure and development costs in new markets such as China, Korea and India. Magna also views the more efficient corporate structure resulting from the Arrangement as a way to enhance Magna's identity as a single source supplier to OEMs, which, in turn, will better position Magna (and all of its automotive operations, including Intier) in those markets where Magna has strong brand recognition. This is particularly important to customers who prefer dealing with single source suppliers.

        Magna remains committed to its philosophy of decentralized, autonomous operating groups and group-level long-term incentive arrangements to continue to empower management and motivate employees. Magna intends to continue to apply this philosophy to Intier's operations following the completion of the Arrangement.

        For further information regarding Magna, please see "Information Regarding Magna".

Intier's Review of the Arrangement: The Special Committee

        On October 26, 2004, the Intier Board, after reviewing the terms of Magna's privatization proposal, discussed the potential composition of the special committee to be appointed to consider the Arrangement and authorized Mr. Worrall in advance of the establishment of the Special Committee to pursue certain preliminary matters such as the selection of advisors to the Special Committee. On November 2, 2004, the Intier Board established the Special Committee to review and consider the Arrangement. At that time, the Intier Board appointed Messrs. Worrall (Chairman) and Davis to the Special Committee. The Intier Board confirmed that neither of Messrs. Worrall nor Davis had any interest in the Arrangement, other than an interest as a director of Intier, as a Shareholder and as a holder of Intier Options. Each of the members of the Special Committee was determined by the Intier Board to be independent of Magna. Mr. Davis had served as a director of Decoma, an affiliate of the Corporation which also received a privatization proposal from Magna, but resigned his position at Decoma on November 1, 2004.

        The Special Committee's mandate was to review and consider the Arrangement and to make recommendations to the Intier Board regarding the Arrangement. The Special Committee was authorized to retain its own advisors, including legal and financial advisors, to assist it in the performance of its duties.

        The Special Committee engaged Davies as its independent legal advisor, and RBC as its independent financial advisor to prepare a formal valuation of the Intier Class A Subordinate Voting Shares and to provide an opinion as to the fairness, from a financial point of view, of the consideration being offered under the Arrangement to Non-Magna Shareholders.

        In the course of its review and evaluation of the proposed Arrangement, the Special Committee held formal meetings on 10 occasions, and conducted informal consultations with Intier management and RBC and Davies on numerous occasions.

        On November 9, 2004, the Special Committee met with RBC, Davies and members of Intier's management, and on November 23, 2004, the Special Committee met with RBC and Davies, to discuss preliminary matters and valuation considerations. On November 11, 2004, Mr. Worrall, together with RBC, met with Magna and its financial advisor, CIBC World Markets, to discuss preliminary valuation matters.

        On December 3, 2004, RBC, together with the financial and legal advisors to Tesma and Decoma, held a formal oral due diligence session with senior management of Magna. Messrs. Worrall and Davis, and Davies attended this session.

        On December 7, 2004, the Special Committee met with RBC and Davies. At this meeting, RBC presented to the Special Committee the results of its preliminary valuation analysis which indicated that, based on RBC's preliminary valuation analysis, the price being offered by Magna implied by the initial share exchange ratio of 0.3847 of a Magna Class A Subordinate Voting Share for each Intier Class A Subordinate Voting Share was below the preliminary range of values for the Intier Class A Subordinate Voting Shares determined by RBC. As such, RBC stated that it expected it would not be in a position to deliver an opinion that the consideration to be received by Non-Magna Shareholders under the proposed Arrangement is fair, from a financial point of view, to Non-Magna Shareholders.

        On December 13, 2004, Mr. Worrall contacted Mr. Galifi of Magna, and advised Magna that based on RBC's preliminary valuation analysis, the price being offered by Magna was below the preliminary range of values for the Intier Class A Subordinate Voting Shares determined by RBC and that RBC expected that it would not be in a position to deliver an opinion that the consideration to be received by Non-Magna Shareholders under the proposed Arrangement is fair, from a financial point of view, to Non-Magna Shareholders. The Special Committee requested that Magna reconsider the terms of the proposed Arrangement and improve the value of Magna's proposal.

        On December 16, 2004, Mr. Worrall, together with RBC, met with Messrs. Galifi, Palmer, Pat McCann and Michael Hardman of Magna to discuss the respective valuation methodologies employed by RBC and by CIBC World Markets, financial advisor to Magna, for the purposes of valuing Intier.

        On January 4, 2005, the Special Committee met with RBC. At this meeting, RBC presented to the Special Committee the differences in the valuation methodologies employed by RBC and by CIBC World Markets for the purposes of valuing Intier. The principal differences between the valuation methodologies employed by RBC and by CIBC World Markets related to (a) the discount rate employed for the purposes of the discounted cash flow analysis (including differences in the equity risk premium and the application of a size premium by CIBC World Markets), (b) the range of EBITDA multiples selected under the precedent transactions analysis and (c) the treatment of the affiliation fee payable by Intier to Magna.

        On January 5, 2005, Mr. Worrall contacted Mr. Galifi of Magna to highlight the principal differences between the valuation methodologies employed by RBC and CIBC World Markets and to review potential structural alternatives to the proposed Arrangement.

        On January 19, 2005, Messrs. Worrall and Davis met with Messrs. Galifi and Palmer of Magna. At this meeting, Messrs. Galifi and Palmer provided the views of Magna and CIBC World Markets on various aspects of RBC's valuation methodologies.

        On January 24, 2005, Messrs. Worrall and Davis met with Mr. Galifi of Magna. At this meeting Mr. Galifi indicated that Magna was willing, subject to the approval of the Magna Special Committee, (i) to consider an increase in the consideration for the proposed Arrangement from 0.3847 to 0.4050 of a Magna Class A Subordinate Voting Share for each Intier Class A Subordinate Voting Share, and (ii) to support the declaration of a dividend in respect of the first two months of 2005, in addition to the normal dividend in respect of the fourth quarter of 2004 (assuming closing of the proposed Arrangement prior to the record date for the dividend in respect of the first quarter of 2005).

        On January 27, 2005, RBC met with CIBC World Markets to discuss and clarify their respective valuation methodologies.

        From January 5, 2005 to January 27, 2005, the Special Committee met on five occasions to provide updates to and receive updates from its advisors, and to discuss alternative transaction structures and negotiations with Magna.

        On February 2, 2005, Messrs. Worrall and Davis, together with Davies, met with Messrs. Galifi, Palmer and Royden Richardson, the Chair of the Magna Special Committee. At this meeting, Magna indicated that it was willing to consider a further increase in the consideration for the proposed Arrangement from 0.4050 to 0.41 of a Magna Class A Subordinate Voting Share for each Intier Class A Subordinate Voting Share, subject to the approval of the Magna Special Committee.

        On February 9, 2005, the Special Committee met with RBC and Davies to receive the Valuation and Opinion and to make the recommendations discussed below.

Valuation and Opinion

        RBC, the independent valuator retained by the Special Committee in connection with its consideration of the Arrangement, prepared the Valuation and Opinion in accordance with Rule 61-501 and Policy Q-27. Shareholders are urged to read the Valuation and Opinion, the full text of which is attached as Exhibit F to this Circular, carefully and in its entirety.

        Based upon and subject to the analyses, assumptions, qualifications and limitations discussed in the Valuation and Opinion, RBC advised the Special Committee that, in its opinion, as at February 9, 2005, the fair market value of the Intier Class A Subordinate Voting Shares was in the range of $35.00 to $40.00 per Intier Class A Subordinate Voting Share and the consideration being offered under the Arrangement is inadequate, from a financial point of view, to Non-Magna Shareholders.

Determination and Recommendations of the Special Committee

        At a meeting of the Special Committee held on February 9, 2005, the Special Committee unanimously determined to recommend that the Intier Board:

  (a)
  authorize the Corporation to enter into the Arrangement Agreement;

  (b)
  submit the Arrangement Resolution to a vote of the Shareholders at the Meeting; and

  (c)
  make no recommendation to Non-Magna Shareholders as to how they should vote in respect of the Arrangement Resolution but advise Non-Magna Shareholders they should take into account the considerations described below under "Reasons for the Recommendations of the Special Committee" in determining how to vote in respect of the Arrangement Resolution.

Reasons for the Recommendations of the Special Committee

        In making its recommendations above, the Special Committee considered various factors, including the factors set out below:

  •
  The Valuation concludes that the fair market value of the Intier Class A Subordinate Voting Shares is in the range of $35.00 to $40.00 per Intier Class A Subordinate Voting Share.

  •
  The Opinion concludes that the consideration offered by Magna under the Arrangement is inadequate, from a financial point of view, to Non-Magna Shareholders.

  •
  The value of the consideration being offered to Non-Magna Shareholders is $31.06 per Intier Class A Subordinate Voting Share, based on the closing price of $75.75 per Magna Class A Subordinate Voting Share on the NYSE on February 8, 2005. This value represents a premium of approximately 53% over the volume-weighted average price of the Intier Class A Subordinate Voting Shares based on Intier's combined trading volume on the TSX and NASDAQ over the 30 trading days prior to the announcement of the Arrangement and a premium of approximately 50% over the closing price of the Intier Class A Subordinate Voting Shares on NASDAQ on October 22, 2004 (the last trading day before the proposed Arrangement was announced). Since the proposed Arrangement was announced on October 25, 2004, the closing price of the Magna Class A Subordinate Voting Shares on the NYSE has ranged from $68.77 to $82.80, implying a range of prices under the Arrangement from $28.20 to $33.95 per Intier Class A Subordinate Voting Share. Prior to the announcement of the Arrangement, the all-time high for the Intier Class A Subordinate Voting Shares was $21.05.

  •
  The Valuation was prepared in accordance with Rule 61-501 and Policy Q-27. Rule 61-501 and Policy Q-27 require that the Valuation be prepared on an en bloc basis and, accordingly, the Valuation does not include any downward adjustment to reflect:

  •
  the liquidity of the Intier Class A Subordinate Voting Shares;

  •
  the effect of the Arrangement on the Intier Class A Subordinate Voting Shares; or

  •
  the fact that the Intier Class A Subordinate Voting Shares held by Non-Magna Shareholders do not form part of a controlling interest (such that the Valuation does not reflect any minority discount attributable to the fact that as at February 18, 2005, only 14.8% of Intier's equity is owned by persons other than Magna).

  •
  The Intier Class A Subordinate Voting Shares are relatively illiquid. Prior to the announcement of the Arrangement, it took an average of approximately 420 trading days to turn over the public float based on Intier's combined trading volume on the TSX and NASDAQ.

  •
  While a sale of Intier's assets in an orderly fashion or an en bloc sale of all the Intier Class A Subordinate Voting Shares to a third party or some other similar transaction could result in greater consideration being paid to Non-Magna Shareholders than that offered under the Arrangement, no such transaction could occur without Magna's approval as it has a controlling interest in Intier. Accordingly, the Special Committee notes that the methodology required to be applied, and in fact applied, in the preparation of the Valuation reflects a course of events that is unlikely to occur as a practical matter.

  •
  The impact of differing assumptions in determining the value of the Intier Class A Subordinate Voting Shares, including the discount rate used in the discounted cash flow analysis (including the equity risk premium and the application of a size premium), the range of EBITDA multiples selected under the precedent transactions analysis and the treatment of the affiliation fee payable by Intier to Magna.

  •
  The Arrangement provides Non-Magna Shareholders with an opportunity to dispose of their Intier Class A Subordinate Voting Shares at a significant premium to pre-announcement prices.

  •
  Since the Arrangement was announced on October 25, 2004, the closing price of the Intier Class A Subordinate Voting Shares on NASDAQ has ranged between $25.90 and $31.65. The closing price of the Intier Class A Subordinate Voting Shares on NASDAQ ranged between $19.25 and $20.94 in the 30 days prior to the date of announcement of the Arrangement and between $15.71 and $20.94 in the six months prior to announcement. If the Arrangement is not completed, there can be no assurance that the Intier Class A Subordinate Voting Shares will trade in the range within which they have traded since October 25, 2004 or in the range of values suggested in the Valuation and Opinion. Although Intier's favourable financial results from the third and fourth quarters of 2004 may have exceeded market expectations, it is difficult to quantify what effect such results would have had on the market price of Intier Class A Subordinate Voting Shares absent the Arrangement.

  •
  As a practical matter, if the Arrangement is not approved, Non-Magna Shareholders interested in selling their Intier Class A Subordinate Voting Shares will be left with only two options: (i) sell the Intier Class A Subordinate Voting Shares into the market at the then prevailing market price or (ii) sell the Intier Class A Subordinate Voting Shares in a private transaction.

  •
  If Non-Magna Shareholders are not provided with an opportunity to vote on whether Intier proceeds with the Arrangement, Magna could unilaterally proceed with an offer directly to Non-Magna Shareholders. If Magna acquired some but not all of the Intier Class A Subordinate Voting Shares in connection with such offer, the liquidity of the remaining Intier Class A Subordinate Voting Shares would be further impaired.

  •
  The Arrangement provides Non-Magna Shareholders who receive Share Consideration with an opportunity to participate indirectly in the growth and success of Intier as a wholly-owned automotive operating group of Magna. In addition, Non-Magna Shareholders who receive share consideration and continue to hold their Magna Class A Subordinate Voting Shares will benefit from any dividends paid by Magna, including its regular quarterly dividends.

  •
  The Arrangement provides Non-Magna Shareholders who receive Share Consideration with an opportunity to participate in Magna's significantly larger market capitalization and higher trading volumes. Specifically:

  •
  as at February 18, 2005, the market capitalization of Magna's public float was approximately $7.8 billion, compared to approximately $145.6 million for Intier; and

  •
  Magna's average daily combined trading volume on the TSX and the NYSE in 2004 was 418,447 Magna Class A Subordinate Voting Shares compared to Intier's average daily combined trading volume on the TSX and NASDAQ of 20,362 Intier Class A Subordinate Voting Shares.

  •
  For Canadian federal income tax purposes, Amalgamating Shareholders will benefit from a tax deferred rollover in respect of their Intier Class A Subordinate Voting Shares to the extent that they receive Share Consideration under the Arrangement.

  •
  Magna's reasons for proposing the Arrangement and the risks and potential rewards associated with Intier continuing to execute its business and strategic plan as an independent entity, as an alternative to the Arrangement.

  •
  The fact that the terms of the Arrangement Agreement do not prohibit the Intier Board from taking any action that would be consistent with its obligation to properly discharge its fiduciary duties.

  •
  Whether or not the value of the consideration offered under the Arrangement fully reflects the en bloc value of Intier, Non-Magna Shareholders should be provided with an opportunity to vote on whether Intier proceeds with the Arrangement and therefore determine whether to accept the consideration offered by Magna for the Intier Class A Subordinate Voting Shares.

  •
  Regardless of the outcome of the Meeting, Magna will reimburse Intier for costs incurred in connection with the Arrangement, including the fees of RBC and the costs of calling and holding of the Meeting, in accordance with the terms of the Arrangement Agreement.

  •
  The following procedural protections are in place in connection with the approval of the Arrangement:

  •
  the directors of Intier who are not independent of Magna or its affiliates have abstained from voting in respect of the Arrangement Agreement;

  •
  in order to be effective, the Arrangement must be approved by at least two-thirds of the votes cast at the Meeting by Shareholders and by a majority of the votes cast at the Meeting by Minority Shareholders;

  •
  in order to become effective, the Arrangement must be approved by the Court. In considering whether to approve the Arrangement, the Court will consider the fairness of the Arrangement to Minority Shareholders; and

  •
  Shareholders will have the right to dissent in respect of the Arrangement Resolution and receive the fair value of their Intier Class A Subordinate Voting Shares, in cash, through a court proceeding. In such proceedings, a court could determine that the fair value of the Intier Class A Subordinate Voting Shares is more than, equal to, or less than the value of the consideration offered under the Arrangement.

        The foregoing list of factors to consider is not intended to be exhaustive. In addition, the Special Committee did not assign any relative or specific weights to the factors above.

Recommendation of the Intier Board

        The Intier Board has determined that it is in the best interests of the Corporation to submit the Arrangement Resolution to a vote of the Shareholders. In making this determination, Messrs. Galifi, Lumley and Siegfried Wolf, having declared their interests in the Arrangement as directors and/or senior officers of Magna, abstained from voting. At a meeting of the Intier Board held on February 9, 2005, the Intier Board authorized the Corporation to enter into the Arrangement Agreement. The Arrangement Agreement was signed on February 9, 2005.

        In accordance with the recommendation of the Special Committee, the Intier Board has authorized the submission of the Arrangement Resolution to a vote of the Shareholders without making a recommendation to Non-Magna Shareholders as to how they should vote in respect of the Arrangement Resolution. Accordingly, Shareholders should carefully review and consider the Arrangement and the considerations identified by the Special Committee and the Intier Board, as described above under "Reasons for the Recommendations of the Special Committee" and reach their own conclusion as to whether to vote for or against the Arrangement Resolution.

The Intier Board makes no recommendation as to how Non-Magna Shareholders should vote in respect of the Arrangement Resolution.

Shareholder Approvals Required

        The Interim Order provides that, for the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without amendment, by:

  (a)
  66 2/3% of the votes cast by Shareholders, voting separately as a class, at the Meeting in person or by proxy;

  (b)
  a simple majority of the votes cast by Minority Shareholders voting at the Meeting in person or by proxy;

  (c)
  a written resolution of all holders of Intier Class B Shares, voting separately as a class; and

  (d)
  a written resolution of all holders of Intier Convertible Preferred Shares, voting separately as a class.

        Magna (together with its affiliates) currently holds all of the outstanding Intier Class B Shares and Intier Convertible Preferred Shares. Magna has agreed that it will vote, or cause to be voted, all such Intier Shares in favour of the Arrangement Resolution. Magna has also advised the Corporation that, prior to the Meeting, it will convert such number of Intier Convertible Preferred Shares held by it into Intier Class A Subordinate Voting Shares to achieve the result that, if the Arrangement Resolution is approved by a majority of the votes cast by Minority Shareholders, it will also be approved by at least 66 2/3% of the votes cast by Shareholders, voting separately as a class.

Court Approval

        The Arrangement requires Court approval under the OBCA. Prior to mailing this Circular, Intier obtained the Interim Order providing for the calling and holding of the Meeting and certain other procedural matters. If the Arrangement Resolution is approved by Shareholders in the manner required by the Interim Order, the hearing in respect of the Final Order will take place on or about April 1, 2005, at 10:00 a.m. (Toronto time) in the Court located at 393 University Avenue, Toronto, Ontario. At the hearing for the Final Order, the Court will consider, among other things, the fairness of the Arrangement to Minority Shareholders.

The Corporation Following the Arrangement

        Following the completion of the Arrangement, the Corporation will be a wholly-owned subsidiary of Magna.

Certain Canadian Federal Income Tax Considerations

        An Amalgamating Shareholder who does not elect to receive Cash Elected Consideration will not realize a capital gain (or capital loss) as a result of the Arrangement and will acquire Magna Class A Subordinate Voting Shares at a cost equal to the adjusted cost base of the holder's Intier Class A Subordinate Voting Shares exchanged on the Arrangement. An Amalgamating Shareholder may realize a capital gain (or capital loss) in respect of Intier Class A Subordinate Voting Shares for which it elects to receive Cash Elected Consideration.

        A Tendering Shareholder will realize a capital gain (or capital loss) equal to the amount by which the total of the fair market value of the Magna Class A Subordinate Voting Shares received on the exchange plus any cash received by the Tendering Shareholder exceeds (or is exceeded by) the Tendering Shareholder's adjusted cost base of the Intier Class A Subordinate Voting Shares immediately before the exchange. However, Tendering Shareholders (being Shareholders who have identified themselves as being non-residents of Canada or exempt from Canadian income tax under Part I of the ITA) will generally not be subject to Canadian income tax on any such gain.

        The foregoing is qualified by the more detailed summary in this Circular. See "Certain Canadian Federal Income Tax Considerations".

Certain U.S. Federal Income Tax Considerations

        A United States Holder (as defined under "Certain U.S. Federal Income Tax Considerations") will generally be required to recognize a gain or loss for United States federal income tax purposes as a result of the Arrangement in an amount equal to the difference between (i) the sum of the cash and the fair market value of the Magna Class A Subordinate Voting Shares received in the Arrangement and (ii) such holder's adjusted tax basis in its Intier Class A Subordinate Voting Shares transferred in the Arrangement.

        The foregoing is qualified by the more detailed summary in this Circular. See "Certain U.S. Federal Income Tax Considerations".

Right to Dissent

        Pursuant to the Interim Order, registered Shareholders have the right to dissent from the Arrangement Resolution in the manner provided in section 185 of the OBCA (as modified by the Interim Order) and the Plan of Arrangement. A Dissenting Shareholder will be entitled, if the Arrangement becomes effective, to be paid by Magna the fair value of the Intier Class A Subordinate Voting Shares held by such Dissenting Shareholder determined as at the close of business on the day before the Arrangement Resolution is adopted.

        A registered Shareholder who wishes to exercise its Dissent Right must provide a written objection to the Arrangement Resolution (a "Dissent Notice") to Intier Automotive Inc., 521 Newpark Boulevard, Newmarket, Ontario, Canada, L3Y 4X7, Attention: Secretary, facsimile number 905-898-6053 not later than 5:00 p.m. (Toronto time) on March 29, 2005, or, if the Meeting is adjourned or postponed, not later than 5:00 p.m. (Toronto time) on the day (excluding Saturdays, Sundays and holidays) before the Meeting. It is important that registered Shareholders strictly comply with this requirement, as it is different from the statutory dissent provisions of the OBCA that would otherwise permit a Dissent Notice to be provided at or prior to the Meeting. Failure to comply strictly with the dissent procedures set out in the Interim Order may result in the loss or unavailability of a Shareholder's dissent rights.

        The obligation of Magna to complete the Arrangement is subject to the condition that Shareholders representing 10% or more of the number of Intier Class A Subordinate Voting Shares outstanding on the date of the Arrangement Agreement will not have exercised Dissent Rights that have not been withdrawn.

Stock Exchange Listings

        Magna Class A Subordinate Voting Shares are listed on the TSX and the NYSE. Magna has filed applications with the TSX and the NYSE to list the Magna Class A Subordinate Voting Shares to be issued in connection with the Arrangement and upon the exercise of Magna Replacement Options and Intier Continuing Options. The TSX and the NYSE have conditionally approved the listing of Magna Class A Subordinate Voting Shares, subject to the satisfaction of the customary requirements of the TSX and the NYSE, respectively. The Intier Class A Subordinate Voting Shares will be delisted from the TSX and NASDAQ after the Effective Time.

Effective Time

        Assuming all conditions precedent to the completion of the Arrangement as set out in the Arrangement Agreement have been either satisfied or waived by the party entitled to the benefit of such conditions precedent, the Arrangement will be effective at 12:01 a.m. (Toronto time) on the Effective Date, which is expected to be April 3, 2005

Questions and Further Assistance

        If you have any questions about the information contained in this Circular or require assistance in making your Cash Election or delivering your Intier Class A Subordinate Voting Shares, please contact Georgeson Shareholder Communications Canada, Inc., Intier's information agent, by telephone at: 1-877-288-1428 (North American toll free telephone number).

SUMMARY UNAUDITED CONSOLIDATED FINANCIAL INFORMATION FOR INTIER

        The tables below set forth selected historical unaudited consolidated financial information as at and for the periods indicated. Except as indicated below, the selected historical unaudited consolidated financial information has been derived from the financial statements included in Intier's February 24, 2005 press release filed on SEDAR, which were prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with those statements and the notes thereto and management's discussion and analysis of operating results also included in the press release.

	Three month periods ended December 31,		Years ended December 31,
	2004	2003	2004	2003
	(in millions of U.S. dollars)
Income Statement Data(1)(2)(3)
Sales	$1,406.5	$1,402.7	$5,474.2	$4,582.7
Cost of goods sold	1,218.3	1,248.4	4,781.4	4,054.6
Depreciation and amortization	30.5	25.9	113.4	100.0
Operating income	70.8	46.0	246.1	130.9
Net interest expense (income)	1.5	0.6	3.2	1.5
Income before income taxes and minority interest	67.8	42.6	237.3	117.4
Net income from continuing operations	49.2	19.3	148.3	56.6
Net (income) loss from discontinued operations	—	(1.0)	14.9	(4.8)
Net income	49.2	20.3	133.4	61.4
Earnings per Class A Subordinate Voting and Class B Share from continuing operations
Basic	0.96	0.39	2.87	1.14
Diluted	0.77	0.35	2.38	1.09
Earnings per Class A Subordinate Voting and Class B Share
Basic	0.96	0.41	2.57	1.24
Diluted	0.77	0.37	2.15	1.16
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	50.1	49.1	49.7	48.6
Diluted	65.9	64.1	64.9	63.5
Dividends on Class A Subordinate Voting and Class B Shares	4.9	4.9	19.9	17.3

(1)
Effective January 1, 2003, pursuant to the CICA amended Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" (CICA 3870), the Corporation adopted the fair value method for recognizing compensation expense for fixed price stock options. This resulted in an expense of $0.6 million in 2004 and 2003.
(2)
During 2004, the Corporation sold two separate manufacturing facilities that were formerly reported in the European Interiors Systems reporting segment. As required by CICA Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations" (CICA 3475), the results of operations have been segregated from the results of continuing operations.
(3)
Effective January 1, 2004, the Corporation adopted the CICA Handbook Section 3110 "Asset Retirement Obligations" (CICA 3110), which establishes standards for recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. As required by CICA 3110, the Corporation has adopted the recommendations retroactively and, as such, the financial statements of prior periods have been adjusted accordingly.

	Years ended December 31,
	2004	2003
	(in millions of U.S. dollars)
Balance Sheet Data(4)(5)(6)
Cash and cash equivalents	$364.2	$216.7
Total assets	2,388.4	2,149.3
Convertible Series Preferred Shares (debt portion)(7)	217.2	214.7
Long-term debt (excluding current portion)	29.5	31.4
Convertible Series Preferred Shares (equity portion)	6.4	11.8
Class A Subordinate Voting Shares	104.8	86.1
Class B Shares	495.8	495.8
Contributed Surplus	1.1	0.6
Retained earnings	165.2	57.4
Currency translation adjustment	161.8	114.5
Total shareholders' equity	935.1	766.2

(4)
See footnote 1 above.

(5)
See footnote 2 above.

(6)
See footnote 3 above.

(7)
At December 31, 2004, the liability amount for the Series 1 and Series 2 Convertible Preferred Shares ($217.2 million) was recognized as a current liability. As at December 31, 2003, the liability amount for the Series 1 Convertible Preferred Shares ($108.6 million) was recognized as a current liability and the liability amount for the Series 2 Convertible Preferred Shares ($106.1 million) was recognized as a long-term liability.

INFORMATION REGARDING THE MEETING

Date, Time and Place of Meeting

        The Meeting will be held on Wednesday, March 30, 2005 commencing at 11:00 a.m. (Toronto time) in the Upper Canada Room, 18th Floor, Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, Canada.

Record Date

        The Record Date for the determination of Shareholders entitled to notice of and to vote at the Meeting is February 24, 2005. Only Shareholders of record at the close of business on February 24, 2005 are entitled to receive notice of the Meeting and to attend and vote at the Meeting, except that: (i) in accordance with applicable law, a transferee of Intier Class A Subordinate Voting Shares acquired after the Record Date will be entitled to vote such shares at the Meeting if such transferee produces properly endorsed Share Certificates or otherwise establishes ownership of such shares and has demanded, in writing not later than 10 days before the day of the Meeting, that the name of such transferee be included in the list of registered Shareholders entitled to vote at the Meeting; and (ii) a holder of Intier Class A Subordinate Voting Shares issued by the Corporation after the Record Date in connection with the exercise of Intier Options or conversion rights to acquire Intier Class A Subordinate Voting Shares, will be entitled to vote such shares at the Meeting if such Shareholder establishes ownership of such shares to the satisfaction of the Secretary of the Corporation or the chairman of the Meeting prior to the Meeting or any adjournment or postponement thereof.

Special Business to be Conducted at the Meeting

        At the Meeting, Shareholders will be asked to consider and, if determined advisable, to pass, with or without amendment, the Arrangement Resolution, the full text of which is attached as Exhibit A to this Circular. For the purposes of determining whether the Arrangement Resolution has received necessary Shareholder approval, the votes will also be tabulated based upon the votes cast by Minority Shareholders. See "Shareholder Approvals Required".

Solicitation of Proxies

        This Circular is furnished in connection with the solicitation of proxies by or on behalf of management of the Corporation for use at the Meeting (or any adjournment or postponement thereof) to be held at the time and place and for the purposes set out in the accompanying Notice. The information contained herein is given as at February 18, 2005, unless indicated otherwise. This Circular, the Notice, the accompanying form of proxy, the Letter of Transmittal and the Notice of Guaranteed Delivery are being mailed on or about March 7, 2005 to Shareholders of record as of the close of business on the Record Date. Except as described below, the Corporation will bear all costs associated with the preparation and mailing of this Circular, the Notice, the accompanying form of proxy, the Letter of Transmittal and the Notice of Guaranteed Delivery as well as the costs of the solicitation of proxies. The solicitation will be primarily by mail. However, officers and regular employees of the Corporation may also solicit proxies (but not for additional compensation) personally, by telephone or other means of electronic transmission. Magna may solicit proxies on behalf of management of the Corporation in respect of the Arrangement Resolution. Any solicitation undertaken by Magna in this regard will be at Magna's expense. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies, and will be reimbursed for their reasonable expenses in doing so. In accordance with the Arrangement Agreement, at Magna's direction, Intier has retained Georgeson Shareholder Communications, Canada, Inc. ("Georgeson"), including its U.S. affiliate, Georgeson Shareholder Communications Inc., to solicit proxies from Shareholders. Georgeson will be paid a proxy solicitation program management fee of Cdn$25,000, a success fee of Cdn$20,000 for attaining a sixty per cent or greater vote response by Minority Shareholders, a success fee of a further Cdn$15,000 for attaining a seventy-five percent or greater vote response by Minority Shareholders and a retail Shareholder call fee of Cdn$6.00 per call. Intier has agreed to reimburse Georgeson for disbursements and GST where applicable. Under the Arrangement Agreement, Magna has agreed to bear the costs and expenses incurred by the Corporation in using the services of dealers and proxy solicitation agents, including Georgeson, to solicit proxies at Magna's direction in respect of the Arrangement Resolution. See "Arrangement Agreement — Expenses".

Appointment of Proxies

        The persons named in the accompanying form of proxy are Donald J. Walker, Michael E. McCarthy and Bruce R. Cluney, each of whom is a representative of management of the Corporation. Each Shareholder has the right to appoint a person, other than the persons named in the enclosed form of proxy, who need not be a shareholder of the Corporation, to attend and act for and on behalf of the Shareholder at the Meeting. This right may be exercised by inserting such person's name in the blank space provided in the accompanying form of proxy or by completing another proper form of proxy.

        A proxy must be in writing, must be dated the date on which it is executed, must be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney of that corporation and, if the proxy is to apply to less than all the Intier Class A Subordinate Voting Shares registered in the name of the Shareholder, must specify the number of Intier Class A Subordinate Voting Shares to which it is to apply. A proxy will not be valid unless the form of proxy is delivered to the office of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, Attention: Proxy Department, not later than 5:00 p.m. (Toronto time) on March 28, 2005, or, if the Meeting is adjourned or postponed, not later than 5:00 p.m. (Toronto time) on the second day (excluding Saturdays, Sundays and holidays) before the Meeting. In addition, Computershare provides both telephone and internet voting as described on the proxy itself which contains complete instructions.

Non-Registered Shareholders

        These Meeting materials are being sent to both registered and non-registered owners of Intier Class A Subordinate Voting Shares. If you are a non-registered owner, and Intier or its agent has sent these materials directly to you, your name and address and information about your holdings of Intier Class A Subordinate Voting Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding such shares on your behalf.

        By choosing to send these materials to you directly, Intier (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

        Only registered Shareholders, or the persons that they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Intier Class A Subordinate Voting Shares beneficially owned by a person (a "Non-Registered Holder") are registered either:

  (a)
  in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Intier Class A Subordinate Voting Shares, such as, among others, a bank, trust company, securities dealer or broker, or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan; or

  (b)
  in the name of a clearing agency (such as CDS) of which an Intermediary is a participant.

        In accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, Intier is delivering the Meeting materials directly to its Non-Registered Holders who are non-objecting beneficial owners of Intier Class A Subordinate Voting Shares ("NOBOs"), and will distribute copies of the Meeting materials to the Intermediaries for onward distribution to Non-Registered Holders who are objecting beneficial owners ("OBOs") of Intier Class A Subordinate Voting Shares.

        As a result, NOBOs can expect to receive a scannable voting instruction form ("VIF") from the Corporation's transfer agent, Computershare Trust Company of Canada or Computershare Investor Services Inc. (collectively called "Computershare"). These VIFs are to be completed and returned to Computershare not later than 5:00 p.m. (Toronto time) on March 28, 2005, or, if the Meeting is adjourned or postponed, not later than 5:00 p.m. (Toronto time) on the second day (excluding Saturdays, Sundays and holidays) before the Meeting, in each case, in the envelope provided. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. If a NOBO wishes to attend and vote at the Meeting in person (or have another person attend and vote on the NOBO's behalf), the NOBO must complete, sign and return the VIF in accordance with the directions provided and a form of proxy giving the right to attend and vote at the Meeting will be forwarded by Computershare to the NOBO. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs Computershare receives.

        Generally, OBOs will receive either a voting instruction form or, less frequently, a form of proxy. OBOs should follow the procedures set out below, depending on which type of form they receive.

  (a)
  Voting Instruction Form.    In most cases, an OBO will receive, as part of the Meeting materials, a voting instruction form. If the OBO does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the internet. If an OBO wishes to attend and vote at the Meeting in person (or have another person attend and vote on the OBO's behalf), the OBO must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote at the Meeting must be forwarded by the Intermediary to the OBO.

  (b)
  Form of Proxy.    Less frequently, an OBO will receive, as part of the Meeting materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Intier Class A Subordinate Voting Shares beneficially owned by the OBO but which is otherwise uncompleted. If an OBO does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the OBO's behalf), the OBO must complete the form of proxy and deposit it with Computershare Trust Company of Canada as described above. If an OBO wishes to attend and vote at the Meeting in person (or have another person attend and vote on the OBO's behalf), the OBO must strike out the names of the persons named in the proxy and insert the OBO's (or such other person's) name in the blank space provided.

Revocation of Proxies

        A registered Shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so:

  (a)
  by delivering another properly executed form of proxy bearing a later date to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, Attention: Proxy Department, no later than 5:00 p.m. (Toronto time) on March 28, 2005 or, if the Meeting is adjourned or postponed, not later than 5:00 p.m. (Toronto time) on the second day (excluding Saturdays, Sundays and holidays) before the Meeting;

  (b)
  by depositing an instrument in writing revoking the proxy executed by the Shareholder or by the Shareholder's attorney authorized in writing:

  (i)
  at the registered office of the Corporation at 521 Newpark Boulevard, Newmarket, Ontario, Canada L3Y 4X7, addressed to the Secretary of the Corporation, at any time up to and including the last Business Day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used; or

  (ii)
  with the chairman of the Meeting, prior to its commencement, on the day of the Meeting or any adjournment or postponement thereof; or

  (c)
  in any other manner permitted by law.

        Non-Registered Holders should contact their Intermediaries should they wish to revoke a VIF (or a proxy).

Voting of Shares Represented by Management Proxies

        Intier Class A Subordinate Voting Shares represented by properly executed proxies in favour of the management representatives named in the accompanying form of proxy will be voted on any ballot that may be called for and, where the person whose proxy is solicited specifies a choice with respect to the matters identified in the proxy, the Intier Class A Subordinate Voting Shares will be voted in accordance with the specifications so made. Where Shareholders have properly executed proxies in favour of the management representatives named in the accompanying form of proxy and have not specified in the form of proxy the manner in which the named proxies are required to vote the Intier Class A Subordinate Voting Shares represented thereby, such Intier Class A Subordinate Voting Shares will be voted FOR the approval of the Arrangement Resolution. The accompanying form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to other matters that may properly come before the Meeting. At the date hereof, Intier knows of no such amendments, variations or other matters to come before the Meeting.

Voting Securities and Principal Holders of Intier Shares

        As of the Record Date, there were 7,522,614 Intier Class A Subordinate Voting Shares outstanding. Shareholders are entitled to cast one vote per Intier Class A Subordinate Voting Share held by them on the Arrangement Resolution and any other matter that may properly come before the Meeting. Shareholders are entitled to vote as a separate class on the Arrangement Resolution.

        As of the Record Date, there were 42,751,938 Intier Class B Shares outstanding, all of which are owned, directly or indirectly, by Magna. Holders of Intier Class B Shares are entitled, at any time and from time to time, to convert each Intier Class B Share into a Intier Class A Subordinate Voting Share on a one-for-one basis. Holders of Intier Class B Shares are entitled to vote as a separate class on the Arrangement Resolution. As provided for in the Interim Order, such vote will be conducted as a separate class vote by way of a resolution in writing. Holders of Intier Class B Shares are entitled to cast 20 votes per Intier Class B Share held by them on any other matter that may properly come before the Meeting which does not require a separate class vote.

        Magna owns, directly or indirectly, 2,171,650 Intier Convertible Preferred Shares, being all of the outstanding shares of the class. These shares may be converted at any time, at the option of Magna, into an aggregate of 14,391,318 Intier Class A Subordinate Voting Shares. Holders of Intier Convertible Preferred Shares are entitled to vote as a separate class on the Arrangement Resolution. As provided for in the Interim Order, such vote will be conducted as a separate class vote by way of a resolution in writing.

        The following table sets out information with respect to the only shareholders of the Corporation known to the directors or officers of the Corporation to own beneficially, directly or indirectly, or to exercise control or direction over, more than 10% of the issued and outstanding Intier Class A Subordinate Voting Shares or Intier Class B Shares as of the Record Date:

	Class of Shares	Number of Shares	Per Cent of Class
Magna International Inc.(1)	Class B	7,324,932	17.13%
893898 Ontario Inc.(1)(2)	Class B	7,882,961	18.44%
2004189 Ontario Inc.(1)(2)	Class B	11,565,159	27.05%
989891 Ontario Inc.(1)(2)	Class B	15,978,886	37.38%
Deferred Profit Sharing Plan for Canadian Employees of Intier Automotive Inc.(3)	Class A	754,940	10.03%
Intier Automotive U.S. Employees' Deferred Profit Sharing Plan	Class A	945,358	12.57%

(1)
The Stronach Trust controls Magna through the right to direct the votes attached to Magna's Class B Shares. Mr. Frank Stronach, the founder, chairman and a director of Magna, together with three other family members, are trustees of the Stronach Trust. Mr. Stronach is also one of the members of the class of potential beneficiaries of the Stronach Trust. Magna holds, directly or indirectly, 82,637 Intier Class A Subordinate Voting Shares representing approximately 1.1% of the class.

(2)
893898 Ontario Inc., 2004189 Ontario Inc. and 989891 Ontario Inc. are wholly owned subsidiaries of Magna.

(3)
Under the trust agreements for the Canadian and U.S. DPSPs, the trustee will vote Intier Class A Subordinate Voting Shares held by the Canadian and U.S. DPSPs only upon the express written instructions of the Corporation. The shares owned by the DPSPs will not be voted either for or against the Arrangement Resolution.

        Magna has advised the Corporation that, in accordance with the Arrangement Agreement and the separate class voting requirements of the OBCA, it will vote, or cause to be voted, all its Intier Shares in favour of the Arrangement Resolution (in the case of the Intier Class B Shares and Intier Convertible Preferred Shares, prior to the Meeting by way of a written resolution). Magna has also advised the Corporation that, prior to the Meeting, it will convert such number of Intier Convertible Preferred Shares held by it into Intier Class A Subordinate Voting Shares to achieve the result that, if the Arrangement Resolution is approved by a majority of the votes cast by Minority Shareholders, it will also be approved by at least 66 2/3% of the votes cast by Shareholders, voting separately as a class.

INFORMATION REGARDING THE ARRANGEMENT

Background to the Arrangement

        On October 22, 2004, after the close of trading on the TSX, Vincent J. Galifi, Executive Vice President and Chief Financial Officer of Magna, and Jeffrey O. Palmer, Executive Vice President of Magna, met at Intier's head offices in Newmarket, Ontario with Donald J. Walker, Intier's Chairman, President and Chief Executive Officer; Michael E. McCarthy, Intier's Executive Vice-President and Chief Financial Officer; and Bruce R. Cluney, Intier's Secretary. At that meeting, Messrs. Galifi and Palmer delivered Magna's written proposal for privatizing Intier at a price of 0.3847 of a Magna Class A Subordinate Voting Share for each Intier Class A Subordinate Voting Share. Messrs. Galifi and Palmer informed Intier, at that time, that Magna was intending to make privatization proposals involving its two other public subsidiaries, Decoma and Tesma, but each proposed privatization transaction was independent of the others and not conditional upon completion of the others.

        On October 22 and 23, 2004, Messrs. Walker, McCarthy and Cluney communicated the Magna proposal for privatizing Intier to each of the "outside" directors on the Intier Board (Messrs. Flavio Cotti, Neil G. Davis, Louis E. Lataif, Edward C. Lumley, Rudolf Streicher and Lawrence Worrall) and discussed with each of them the general contents of the press release that would be required to be issued by the Corporation to announce the receipt of Magna's proposal. At the same time, a telephone conference call meeting for the full Intier Board was scheduled for October 26, 2004 to consider, among other things, the establishment of a special committee of independent directors to review and consider the Arrangement.

        On October 25, 2004, before the opening of trading on the TSX, Magna issued a press release announcing the three separate privatization proposals. Intier issued its own press release, on the same date, in respect of Magna's privatization proposal for Intier.

Magna's Reasons for the Arrangement

        Magna has advised the Corporation that it proposed the Arrangement primarily for strategic reasons to adapt to changing automotive industry conditions by better positioning Magna's automotive operating groups, including Intier, to compete and grow on a global basis. Although Magna has also announced its intention to privatize its two other public subsidiaries, Decoma and Tesma, each privatization transaction, including the Arrangement, is independent of the others and not conditional upon completion of the others. The Tesma privatization was completed effective February 6, 2005. The Decoma privatization obtained shareholder approval on February 28, 2005 and, subject to Court approval, it is expected that the privatization of Decoma will become effective on March 6, 2005. Magna's reasons for proposing the Arrangement include the following:

        Improved Strategic Positioning.    Following completion of the Arrangement, Magna (including Intier as a wholly-owned subsidiary of Magna) will be better positioned to meet its customers' needs for larger and increasingly complex modules and systems for vehicle interior and closure modules and systems by being able to more readily and more seamlessly combine the product development and manufacturing capabilities of Intier with those of Magna's other automotive groups. Examples of such joint efforts include Intier's ability to work more closely with Decoma and Magna Steyr on future lift-gate and roof module opportunities and Intier's ability to work more closely with Decoma, Cosma International and Magna Donnelly on the development of door module products. As OEM vehicle engineering and assembly have evolved, customer needs have shifted from simple components to larger, more sophisticated, and highly-engineered systems and modules with increased content and features. These systems and modules are increasingly crossing Magna's and Intier's traditional product lines. With the increased flexibility to align its businesses following the completion of the Arrangement,

Magna believes that it will be better positioned to capitalize on door and roof module development and supply opportunities.

        Exploit Magna's Competencies.    The Arrangement will allow Magna to more fully exploit the various competencies that exist within Magna, particularly its complete vehicle expertise at Magna Steyr. With its vast product portfolio, Magna has substantial depth of knowledge in design, engineering and development, systems testing and manufacturing using a wide variety of techniques, materials and processes. Moreover, Magna Steyr's complete vehicle engineering and design capability includes the vehicle's interior, exterior, powertrain and drivetrain, as well as complete electric and electronic architecture. Consequently, Magna Steyr has an in-depth understanding of how the vehicle's various systems interact, as well as extensive systems integration and complete vehicle assembly experience. As a wholly-owned subsidiary of Magna, Intier should be able to better access and leverage such expertise and knowledge to capitalize on Magna Steyr's engineering, testing and complete vehicle assembly capabilities.

        Alignment of Product Portfolio.    The Arrangement will also provide Magna with the opportunity to better align its product portfolio where it has similar capabilities and technological and product competencies in different automotive operating groups, such as between Intier and Magna Donnelly in door handles and certain electronic modules. Through acquisitions, such as Magna's 2002 acquisition of Donnelly Corporation, as well as the convergence of technologies, Magna has acquired similar expertise in different operating groups that could be more effectively aligned with the product offerings of Intier. Some of these overlapping product areas are capital-intensive or require significant design and engineering expertise and are expected to continue to converge in the future. As a result of the completion of the Arrangement, Magna should be able to achieve various operational synergies through the alignment of these capabilities.

        Avoid Duplication of Investment.    As Magna expands into new markets and further broadens its customer base, Magna believes that the Arrangement will enable it to avoid duplication of investment in infrastructure and development costs in new markets such as China, Korea and India. Magna also views the more efficient corporate structure resulting from the Arrangement as a way to enhance Magna's identity as a single source supplier to OEMs, which, in turn, will better position Magna (and all of its automotive operations, including Intier) in those markets where Magna has strong brand recognition. This is particularly important to customers who prefer dealing with single source suppliers.

        Magna remains committed to its philosophy of decentralized, autonomous operating groups and group-level long-term incentive arrangements to continue to empower management and motivate employees. Magna intends to continue to apply this philosophy to Intier's operations following the completion of the Arrangement.

        For further information regarding Magna, please see "Information Regarding Magna".

Intier's Review of the Arrangement: The Special Committee

        On October 26, 2004, the Intier Board, after reviewing the terms of Magna's privatization proposal, discussed the potential composition of the special committee to be appointed to consider the Arrangement and authorized Mr. Worrall in advance of the establishment of the Special Committee to pursue certain preliminary matters such as the selection of advisors to the Special Committee. On November 2, 2004, the Intier Board established the Special Committee to review and consider the Arrangement. At that time, the Intier Board appointed Messrs. Worrall (Chairman) and Davis to the Special Committee. The Intier Board confirmed that neither of Messrs. Worrall nor Davis had any interest in the Arrangement, other than an interest as a director of Intier, as a Shareholder and as a holder of Intier Options. Each of the members of the Special Committee was determined by the Intier Board to be independent of Magna. Mr. Davis had served as a director of Decoma, an affiliate of the Corporation which also received a privatization proposal from Magna, but resigned his position at Decoma on November 1, 2004.

        The Special Committee's mandate was to review and consider the Arrangement and to make recommendations to the Intier Board regarding the Arrangement. The Special Committee was authorized to retain its own advisors, including legal and financial advisors, to assist it in the performance of its duties.

        The Special Committee engaged Davies as its independent legal advisor and RBC as its independent financial advisor, to prepare a formal valuation of the Intier Class A Subordinate Voting Shares and to provide an opinion as to the fairness, from a financial point of view, of the consideration being offered under the Arrangement to Non-Magna Shareholders.

        In the course of its review and evaluation of the proposed Arrangement, the Special Committee held formal meetings on 10 occasions, and conducted informal consultations with Intier management and RBC and Davies on numerous occasions.

        On November 9, 2004, the Special Committee met with RBC, Davies and members of Intier's management, and on November 23, 2004, the Special Committee met with RBC and Davies, to discuss preliminary matters and valuation considerations. On November 11, 2004, Mr. Worrall, together with RBC, met with Magna and its financial advisor, CIBC World Markets, to discuss preliminary valuation matters.

        On December 3, 2004, RBC, together with the financial and legal advisors to Tesma and Decoma, held a formal oral due diligence session with senior management of Magna. Messrs. Worrall and Davis, and Davies attended this session.

        On December 7, 2004, the Special Committee met with RBC and Davies. At this meeting, RBC presented to the Special Committee the results of its preliminary valuation analysis which indicated that, based on RBC's preliminary valuation analysis, the price being offered by Magna implied by the initial share exchange ratio of 0.3847 of a Magna Class A Subordinate Voting Share for each Intier Class A Subordinate Voting Share was below the preliminary range of values for the Intier Class A Subordinate Voting Shares determined by RBC. As such, RBC stated that it expected it would not be in a position to deliver an opinion that the consideration to be received by Non-Magna Shareholders under the proposed Arrangement is fair, from a financial point of view, to Non-Magna Shareholders.

        On December 13, 2004, Mr. Worrall contacted Mr. Galifi of Magna, and advised Magna that based on RBC's preliminary valuation analysis, the price being offered by Magna was below the preliminary range of values for the Intier Class A Subordinate Voting Shares determined by RBC and that RBC expected that it would not be in a position to deliver an opinion that the consideration to be received by Non-Magna Shareholders under the proposed Arrangement is fair, from a financial point of view, to Non-Magna Shareholders. The Special Committee requested that Magna reconsider the terms of the proposed Arrangement and improve the value of Magna's proposal.

        On December 16, 2004, Mr. Worrall, together with RBC, met with Messrs. Galifi, Palmer, Pat McCann and Michael Hardman of Magna to discuss the respective valuation methodologies employed by RBC and by CIBC World Markets, financial advisor to Magna, for the purposes of valuing Intier.

        On January 4, 2005, the Special Committee met with RBC. At this meeting, RBC presented to the Special Committee the differences in the valuation methodologies employed by RBC and by CIBC World Markets for the purposes of valuing Intier. The principal differences between the valuation methodologies employed by RBC and by CIBC World Markets related to (a) the discount rate employed for the purposes of the discounted cash flow analysis (including differences in the equity risk premium and the application of a size premium by CIBC World Markets), (b) the range of EBITDA multiples selected under the precedent transactions analysis and (c) the treatment of the affiliation fee payable by Intier to Magna.

        On January 5, 2005, Mr. Worrall contacted Mr. Galifi of Magna to highlight the principal differences between the valuation methodologies employed by RBC and CIBC World Markets and to review potential structural alternatives to the proposed Arrangement.

        On January 19, 2005, Messrs. Worrall and Davis met with Messrs. Galifi and Palmer of Magna. At this meeting, Messrs. Galifi and Palmer provided the views of Magna and CIBC World Markets on various aspects of RBC's valuation methodologies.

        On January 24, 2005, Messrs. Worrall and Davis met with Mr. Galifi of Magna. At this meeting Mr. Galifi indicated that Magna was willing, subject to the approval of the Magna Special Committee, (i) to consider an increase in the consideration for the proposed Arrangement from 0.3847 to 0.4050 of a Magna Class A Subordinate Voting Share for each Intier Class A Subordinate Voting Share, and (ii) to support the declaration of a dividend in respect of the first two months of 2005, in addition to the normal dividend in respect of the fourth quarter of 2004 (assuming closing of the proposed Arrangement prior to the record date for the dividend in respect of the first quarter of 2005).

        On January 27, 2005, RBC met with CIBC World Markets to discuss and clarify their respective valuation methodologies.

        From January 5, 2005 to January 27, 2005, the Special Committee met on five occasions to provide updates to and receive updates from its advisors, and to discuss alternative transaction structures and negotiations with Magna.

        On February 2, 2005, Messrs. Worrall and Davis, together with Davies, met with Messrs. Galifi, Palmer and Royden Richardson, the Chair of the Magna Special Committee. At this meeting, Magna indicated that it was willing to consider a further increase in the consideration for the proposed Arrangement from 0.4050 to 0.41 of a Magna Class A Subordinate Voting Share for each Intier Class A Subordinate Voting Share, subject to the approval of the Magna Special Committee.

        On February 9, 2005, the Special Committee met with RBC and Davies to receive the Valuation and Opinion and to make the recommendations discussed below.

Determination and Recommendations of the Special Committee

        At a meeting of the Special Committee held on February 9, 2005, the Special Committee unanimously determined to recommend that the Intier Board:

  (a)
  authorize the Corporation to enter into the Arrangement Agreement;

  (b)
  submit the Arrangement Resolution to a vote of the Shareholders at the Meeting; and

  (c)
  make no recommendation to Non-Magna Shareholders as to how they should vote in respect of the Arrangement Resolution but advise Non-Magna Shareholders they should take into account the considerations described below under "Reasons for the Recommendations of the Special Committee" in determining how to vote in respect of the Arrangement Resolution.

Reasons for the Recommendations of the Special Committee

        In making its recommendations above, the Special Committee considered various factors, including the factors set out below:

  •
  The Valuation concludes that the fair market value of the Intier Class A Subordinate Voting Shares is in the range of $35.00 to $40.00 per Intier Class A Subordinate Voting Share.

  •
  The Opinion concludes that the consideration offered by Magna under the Arrangement is inadequate, from a financial point of view, to Non-Magna Shareholders.

  •
  The value of the consideration being offered to Non-Magna Shareholders is $31.06 per Intier Class A Subordinate Voting Share, based on the closing price of $75.75 per Magna Class A Subordinate Voting Share on the NYSE on February 8, 2005. This value represents a premium of approximately 53% over the volume-weighted average price of the Intier Class A Subordinate Voting Shares based on Intier's combined trading volume on the TSX and NASDAQ over the 30 trading days prior to the announcement of the Arrangement and a premium of approximately 50% over the closing price of the Intier Class A Subordinate Voting Shares on NASDAQ on October 22, 2004 (the last trading day before the proposed Arrangement was announced). Since the proposed Arrangement was announced on October 25, 2004, the closing price of the Magna Class A Subordinate Voting Shares on the NYSE has ranged from $68.77 to $82.80, implying a range of prices under the Arrangement from $28.20 to $33.95 per Intier Class A Subordinate Voting Share. Prior to the announcement of the Arrangement, the all-time high for the Intier Class A Subordinate Voting Shares was $21.05.

  •
  The Valuation was prepared in accordance with Rule 61-501 and Policy Q-27. Rule 61-501 and Policy Q-27 require that the Valuation be prepared on an en bloc basis and, accordingly, the Valuation does not include any downward adjustment to reflect:

  •
  the liquidity of the Intier Class A Subordinate Voting Shares;

  •
  the effect of the Arrangement on the Intier Class A Subordinate Voting Shares; or

  •
  the fact that the Intier Class A Subordinate Voting Shares held by Non-Magna Shareholders do not form part of a controlling interest (such that the Valuation does not reflect any minority discount attributable to the fact that as at February 18, 2005, only 14.8% of Intier's equity is owned by persons other than Magna).

  •
  The Intier Class A Subordinate Voting Shares are relatively illiquid. Prior to the announcement of the Arrangement, it took an average of approximately 420 trading days to turn over the public float based on Intier's combined trading volume on the TSX and NASDAQ.

  •
  While a sale of Intier's assets in an orderly fashion or an en bloc sale of all the Intier Class A Subordinate Voting Shares to a third party or some other similar transaction could result in greater consideration being paid to Non-Magna Shareholders than that offered under the Arrangement, no such transaction could occur without Magna's approval as it has a controlling interest in Intier. Accordingly, the Special Committee notes that the methodology required to be applied, and in fact applied, in the preparation of the Valuation reflects a course of events that is unlikely to occur as a practical matter.

  •
  The impact of differing assumptions in determining the value of the Intier Class A Subordinate Voting Shares, including the discount rate used in the discounted cash flow analysis (including the equity risk premium and the application of a size premium), the range of EBITDA multiples selected under the precedent transactions analysis and the treatment of the affiliation fee payable by Intier to Magna.

  •
  The Arrangement provides Non-Magna Shareholders with an opportunity to dispose of their Intier Class A Subordinate Voting Shares at a significant premium to pre-announcement prices.

  •
  Since the Arrangement was announced on October 25, 2004, the closing price of the Intier Class A Subordinate Voting Shares on NASDAQ has ranged between $25.90 and $31.65. The closing price of the Intier Class A Subordinate Voting Shares on NASDAQ ranged between $19.25 and $20.94 in the 30 days prior to the date of announcement of the Arrangement and between $15.71 and $20.94 in the six months prior to announcement. If the Arrangement is not completed, there can be no assurance that the Intier Class A Subordinate Voting Shares will trade in the range within which they have traded since October 25, 2004 or in the range of values suggested in the Valuation and Opinion. Although Intier's favourable financial results from the third and fourth quarters of 2004 may have exceeded market expectations, it is difficult to quantify what effect such results would have had on the market price of Intier Class A Subordinate Voting Shares absent the Arrangement.

  •
  As a practical matter, if the Arrangement is not approved, Non-Magna Shareholders interested in selling their Intier Class A Subordinate Voting Shares will be left with only two options: (i) sell the Intier Class A Subordinate Voting Shares into the market at the then prevailing market price or (ii) sell the Intier Class A Subordinate Voting Shares in a private transaction.

  •
  If Non-Magna Shareholders are not provided with an opportunity to vote on whether Intier proceeds with the Arrangement, Magna could unilaterally proceed with an offer directly to Non-Magna Shareholders. If Magna acquired some but not all of the Intier Class A Subordinate Voting Shares in connection with such offer, the liquidity of the remaining Intier Class A Subordinate Voting Shares would be further impaired.

  •
  The Arrangement provides Non-Magna Shareholders who receive Share Consideration with an opportunity to participate indirectly in the growth and success of Intier as a wholly-owned automotive operating group of Magna. In addition, Non-Magna Shareholders who receive share consideration and continue to hold their Magna Class A Subordinate Voting Shares will benefit from any dividends paid by Magna, including its regular quarterly dividends.

  •
  The Arrangement provides Non-Magna Shareholders who receive Share Consideration with an opportunity to participate in Magna's significantly larger market capitalization and higher trading volumes. Specifically:

  •
  as at February 18, 2005 the market capitalization of Magna's public float was approximately $7.8 billion, compared to approximately $145.6 million for Intier; and

  •
  Magna's average daily combined trading volume on the TSX and the NYSE in 2004 was 418,447 Magna Class A Subordinate Voting Shares compared to Intier's average daily combined trading volume on the TSX and NASDAQ of 20,362 Intier Class A Subordinate Voting Shares.

  •
  For Canadian federal income tax purposes, Amalgamating Shareholders will benefit from a tax deferred rollover in respect of their Intier Class A Subordinate Voting Shares to the extent that they receive Share Consideration under the Arrangement.

  •
  Magna's reasons for proposing the Arrangement and the risks and potential rewards associated with Intier continuing to execute its business and strategic plan as an independent entity, as an alternative to the Arrangement.

  •
  The fact that the terms of the Arrangement Agreement do not prohibit the Intier Board from taking any action that would be consistent with its obligation to properly discharge its fiduciary duties.

  •
  Whether or not the value of the consideration offered under the Arrangement fully reflects the en bloc value of Intier, Non-Magna Shareholders should be provided with an opportunity to vote on whether Intier proceeds with the Arrangement and therefore determine whether to accept the consideration offered by Magna for the Intier Class A Subordinate Voting Shares.

  •
  Regardless of the outcome of the Meeting, Magna will reimburse Intier for costs incurred in connection with the Arrangement, including the fees of RBC and the costs of calling and holding of the Meeting, in accordance with the terms of the Arrangement Agreement.

  •
  The following procedural protections are in place in connection with the approval of the Arrangement:

  •
  the directors of Intier who are not independent of Magna or its affiliates have abstained from voting in respect of the Arrangement Agreement;

  •
  in order to be effective, the Arrangement must be approved by at least two-thirds of the votes cast at the Meeting by Shareholders and by a majority of the votes cast at the Meeting by Minority Shareholders;

  •
  in order to become effective, the Arrangement must be approved by the Court. In considering whether to approve the Arrangement, the Court will consider the fairness of the Arrangement to Minority Shareholders; and

  •
  Shareholders will have the right to dissent in respect of the Arrangement Resolution and receive the fair value of their Intier Class A Subordinate Voting Shares, in cash, through a court proceeding. In such proceedings, a court could determine that the fair value of the Intier Class A Subordinate Voting Shares is more than, equal to, or less than the value of the consideration offered under the Arrangement.

        The foregoing list of factors to consider is not intended to be exhaustive. In addition, the Special Committee did not assign any relative or specific weights to the factors above.

Independent Valuation and Opinion

        The following constitutes a summary only of the Valuation and Opinion. The Valuation and Opinion have been prepared and provided solely for the use of the Special Committee and the Intier Board and for inclusion in this Circular, and may not be used or relied upon by any other person without the express prior written consent of RBC. The following summary is qualified in its entirety by the full text of the Valuation and Opinion attached as Exhibit F to this Circular.

Engagement of RBC

        The Special Committee initially contacted RBC regarding a potential assignment in October 2004, and RBC was formally engaged by the Special Committee pursuant to an agreement between Intier and RBC (the "Engagement Agreement") dated November 5, 2004. The terms of the Engagement Agreement provide that RBC is to be paid $425,000 for the Valuation and Opinion. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Intier in certain circumstances. The compensation of RBC under the Engagement Agreement does not depend in whole or in part on the conclusions reached in the Valuation and Opinion or the outcome of the Arrangement.

        RBC was instructed by the Special Committee to prepare a formal valuation of the Intier Class A Subordinate Voting Shares, and to provide an opinion as to the fairness, from a financial point of view, of the consideration offered under the Arrangement to Non-Magna Shareholders.

Credentials of RBC

        RBC is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally.

Independence of RBC

        RBC has represented to the Special Committee that it is independent and qualified for purposes of Rule 61-501 and Policy Q-27. Based on the Special Committee's own investigation, including its assessment of information provided by RBC as to its qualifications and independence, the Special Committee is satisfied that RBC is independent and qualified to provide the Valuation and Opinion.

        Neither RBC, nor any of its affiliated entities (as such term is defined for the purposes of Rule 61-501 and Policy Q-27) (i) is an associated or affiliated entity or issuer insider (as such terms are defined for the purposes of Rule 61-501 and Policy Q-27) of Intier, Magna or any of their respective associates or affiliates, (ii) is an advisor to Magna in connection with the Arrangement, or (iii) is a manager or co-manager of a soliciting dealer group formed in respect of the Arrangement (or a member of such a group performing services beyond the customary soliciting dealer's functions or receiving more than the per security or per security holder fees payable to the other members of the group). RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving Intier, Magna or any of their respective associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement and as described in the Valuation and Opinion. In October 2004, RBC was retained by MEC to evaluate a potential financing arrangement with MID in relation to two non-revolving construction loan facilities in the aggregate principal amount of approximately $192 million to fund the reconstruction of facilities at Gulfstream Park racetrack in Florida and The Meadows racetrack in Pennsylvania. In July 2004, RBC was retained by MEC to provide a valuation, in accordance with the requirements of the Rule 61-501 and Policy Q-27, in relation to MID's announced intention to make an offer for all of the Class A Subordinate Voting Shares of MEC not already owned by MID. On September 16, 2004, prior to the completion of the valuation, MID announced that it would not be proceeding with the offer. In March 2003, RBC was a co-manager for a Cdn$100 million public offering of convertible unsecured subordinated debentures by Decoma.

        There are no understandings, agreements or commitments between RBC and Intier, Magna or any of their respective associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Intier, Magna or any of their respective associates or affiliates. Royal Bank of Canada, of which RBC is a wholly-owned subsidiary, provides banking services to Magna, Intier and certain of their affiliates in the normal course of business.

        RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Intier, Magna or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Intier, Magna or the Arrangement.

Scope of Review

        In preparing the Valuation and Opinion, RBC reviewed and relied upon, among other things, publicly available information for each of Intier and Magna, Intier's 2005-2007 business plan and financial projections, as well as such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances. RBC also held discussions with senior management of each of Intier and Magna.

Assumptions and Limitations

        With the Special Committee's approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of Intier and their consultants and advisors (collectively, the "Information"). The Valuation and Opinion are conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described in the Valuation and Opinion, RBC has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

        In preparing the Valuation and Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Arrangement will be met and that the disclosure provided or incorporated by reference in the Circular with respect to Intier, Magna, their respective subsidiaries and affiliates and the Arrangement is accurate in all material respects.

        The Valuation and Opinion are rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at February 9, 2005 and the condition and prospects, financial and otherwise, of Intier and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of Intier. In its analyses and in preparing the Valuation and Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Arrangement.

        RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation or Opinion. The preparation of a valuation or fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Neither the Valuation nor the Opinion is to be construed as a recommendation to any Shareholder as to whether to vote in favour of or against the Arrangement.

Definition of Fair Market Value

        For purposes of the Valuation, fair market value means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act. RBC has not made any downward adjustment to the value of the Intier Class A Subordinate Voting Shares to reflect the liquidity of the Intier Class A Subordinate Voting Shares, the effect of the Arrangement or the fact that the Intier Class A Subordinate Voting Shares held by Non-Magna Shareholders do not form part of a controlling interest.

Valuation

        RBC valued the Intier Class A Subordinate Voting Shares on a going concern basis using a discounted cash flow ("DCF") analysis and a precedent transactions analysis. RBC also reviewed trading multiples of public companies involved in the automotive parts industry from the perspective of whether a public market analysis might exceed DCF or precedent transaction values for the Intier Class A Subordinate Voting Shares. However, RBC concluded that public company multiples implied values that were below the DCF and precedent transaction values. Given the foregoing and that public company values generally reflect minority discount values rather than "en bloc" values, RBC did not rely on this methodology in determining the value of the Intier Class A Subordinate Voting Shares.

        The DCF approach takes into account the amount, timing and relative certainty of projected unlevered free cash flows expected to be generated by Intier. The DCF approach requires that certain assumptions be made regarding, among other things, future cash flows, discount rates and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values. The results of the DCF approach indicated a range of equity values from $37.42 to $44.38 per Intier Class A Subordinate Voting Share, as at February 9, 2005. At an exchange rate of $0.8025=Cdn$1.00 as at February 8, 2005, the results of the DCF approach indicated a range of equity values from Cdn$46.63 to Cdn$55.30 per Intier Class A Subordinate Voting Share.

        As part of its precedent transactions analysis, RBC reviewed over 60 transactions between 1995 and 2004 in the automotive parts industry in North America and Europe, with an emphasis on North America, including transactions involving either Magna or its subsidiaries. In making its determination, RBC considered the characteristics of the entities involved, including, among other things, product line, size and profitability. The primary multiple used in analyzing these transactions was a multiple of EBITDA. The results of the precedent transactions approach indicated a range of equity values from $32.64 to $37.71 per Intier Class A Subordinate Voting Share, as at February 9, 2005. At an exchange rate of $0.8025=Cdn$1.00 as at February 8, 2005, the results of the precedent transactions approach indicated a range of equity values from Cdn$40.67 to Cdn$46.99 per Intier Class A Subordinate Voting Share.

Valuation Conclusion

        RBC considered the results of both the DCF approach and precedent transactions approach in reaching its value conclusion. Based upon and subject to the analyses and assumptions set out in the Valuation and Opinion, RBC is of the opinion that, as of February 9, 2005, the fair market value of the Intier Class A Subordinate Voting Shares is in the range of $35.00 to $40.00 per Intier Class A Subordinate Voting Share. At an exchange rate of $0.8025=Cdn$1.00 as at February 8, 2005, the results of the valuation analysis indicated a range of values from Cdn$43.61 to Cdn$49.84 per Intier Class A Subordinate Voting Share.

Opinion

        In considering the fairness of the consideration under the Arrangement, from a financial point of view, to Non-Magna Shareholders, RBC principally considered and relied upon (i) an assessment of the value of the consideration per Intier Class A Subordinate Voting Share under the Arrangement, (ii) a comparison of the value of the consideration per Intier Class A Subordinate Voting Share under the Arrangement to the range of fair market values of the Intier Class A Subordinate Voting Shares under the Valuation, and (iii) a comparison of the range of premiums offered under the Arrangement to premiums paid in recent successful Canadian going private transactions.

Opinion Conclusion

        Based upon and subject to the analyses and assumptions set out in the Valuation and Opinion, RBC is of the opinion that, as of February 9, 2005, the consideration under the Arrangement is inadequate, from a financial point of view, to Non-Magna Shareholders.

Prior Valuation

        Intier is not aware of any "prior valuations", as defined in Rule 61-501 or Policy Q-27, of Intier or its material assets or securities within the 24 month period preceding March 7, 2005.

Recommendation of the Intier Board

        The Intier Board has determined that it is in the best interests of the Corporation to submit the Arrangement Resolution to a vote of the Shareholders. In making this determination, Messrs. Galifi, Lumley and Siegfried Wolf, having declared their interests in the Arrangement as directors and/or senior officers of Magna, abstained from voting. At a meeting of the Intier Board held on February 9, 2005, the Intier Board authorized the Corporation to enter into the Arrangement Agreement. The Arrangement Agreement was signed on February 9, 2005.

        In accordance with the recommendation of the Special Committee, the Intier Board has authorized the submission of the Arrangement Resolution to a vote of the Shareholders without making a recommendation to Non-Magna Shareholders as to how they should vote in respect of the Arrangement Resolution. Accordingly, Shareholders should carefully review and consider the Arrangement and the considerations identified by the Special Committee and the Intier Board, as described above under "Reasons for the Recommendations of the Special Committee" and reach their own conclusions as to whether to vote for or against the Arrangement Resolution.

        In aggregate, the directors of the Corporation own or exercise control or direction over approximately 1,054,630 Intier Class A Subordinate Voting Shares.

The Intier Board makes no recommendation as to how Non-Magna Shareholders should vote in respect of the Arrangement Resolution.

Arrangement Agreement

        The Arrangement, which is being carried out pursuant to section 182 of the OBCA and which will result in Intier becoming a wholly-owned subsidiary of Magna, will be effected in accordance with the Arrangement Agreement and the Plan of Arrangement.

        Under the Arrangement Agreement, Intier has agreed to apply to the Court for the Interim Order, to call the Meeting to seek the approval of its Shareholders for the Plan of Arrangement, and if approved, to apply to the Court for the Final Order. The following discussion describes certain material provisions of the Arrangement Agreement and is subject to, and qualified in its entirety by reference to, the Arrangement Agreement, the full text of which is attached as Exhibit B to this Circular.

Representations and Warranties

        The Arrangement Agreement contains a number of customary representations and warranties of Intier and Magna relating to, among other things, corporate existence, corporate authority and enforceability, capital structure, no violation of organizational documents, material contracts and applicable laws, authorized and outstanding share capital, the absence of any material adverse effect, the absence of undisclosed liabilities, and compliance with continuous disclosure requirements under applicable securities laws. In addition, Intier has represented and warranted to Magna with respect to, among other things, the receipt by the Intier Board of the Valuation and Opinion from RBC, the determination of the Intier Board that the Corporation is authorized to submit the Arrangement Resolution to holders of Intier Shares for their consideration and approval without a recommendation from the Intier Board as to how such holders should vote in respect of the Arrangement Resolution.

        Other than (i) the representations and warranties of Intier relating to the receipt by the Intier Board of the Valuation and Opinion and the determination of the Intier Board to submit the Arrangement Resolution to holders of Intier Shares without its recommendation, (ii) the representation and warranty of Magna relating to the valid issuance of, and the ability to freely trade, the Magna Class A Subordinate Voting Shares issuable or deliverable in connection with the transactions contemplated by the Arrangement Agreement, and (iii) the representation and warranty of both Intier and Magna relating to the absence of a material adverse effect, each representation and warranty of Intier and Magna in the Arrangement Agreement is deemed to be true and correct unless any inaccuracy would have a material adverse effect on the relevant company, its business or the completion of the Arrangement. All representations and warranties contained in the Arrangement Agreement and in all certificates delivered pursuant to the Arrangement Agreement will terminate on the earlier of the Effective Time or the termination of the Arrangement Agreement in accordance with its terms.

Covenants

        Subject to the provisions of the Arrangement Agreement, Intier and Magna have agreed to complete the Arrangement in accordance with the terms of the Plan of Arrangement. The Arrangement Agreement contains covenants of Intier relating to, among other things, the conduct of Intier's business in all material respects in the ordinary course of business, consistent with past practice or in accordance with Intier's business plan and the provision of notice to Magna of certain events and other information relating to the Arrangement.

        The Arrangement Agreement also contains covenants of Magna relating to, among other things, the payment of the reasonable and documented fees and expenses of RBC in respect of the Valuation and Opinion, the listing of the Magna Class A Subordinate Voting Shares issuable in connection with the Arrangement, the provision of notice to Intier of certain events, and the voting of any shares of Intier held by Magna and its subsidiaries in favour of the Arrangement.

Conditions

        The obligation of each party to complete the Arrangement in accordance with the Arrangement Agreement is subject to the satisfaction, or waiver by that party, on or before the Effective Time, of certain specified conditions that are typical for a transaction of this nature, including, among other things:

  •
  the representations and warranties of the other party being true and correct at the Effective Time;

  •
  the other party having in all material respects complied with, and performed its covenants and obligations under, the Arrangement Agreement at or prior to the Effective Time;

  •
  no material adverse effect having occurred in respect of the other party;

  •
  the Arrangement Resolution having been approved by the Shareholders;

  •
  the Interim Order and Final Order having been obtained on terms consistent with the Arrangement;

  •
  the Arrangement Agreement not having been terminated;

  •
  all regulatory approvals having been obtained; and

  •
  the Magna Class A Subordinate Voting Shares issuable pursuant to the Arrangement having been conditionally approved for listing on the TSX and NYSE and being freely tradeable.

        The obligation of Magna to complete the Arrangement is subject to the further condition that Shareholders representing 10% or more of the number of Intier Class A Subordinate Voting Shares outstanding on the date of the Arrangement Agreement will not have exercised Dissent Rights that have not been withdrawn.

Effective Time

        Assuming all conditions precedent to the completion of the Arrangement, as set out in the Arrangement Agreement, have been either satisfied or waived by the party entitled to the benefit of such conditions precedent, the Arrangement will be effective at 12:01 a.m. (Toronto time) on the Effective Date, which is expected to be April 3, 2005.

Expenses

        Magna has agreed to pay the reasonable and documented fees and expenses incurred by Intier in respect of the Valuation and Opinion and in respect of the solicitation of proxies at Magna's direction. Each of Intier and

Magna is otherwise required to bear and pay all other costs, expenses and fees incurred by it in connection with the transactions contemplated by the Arrangement Agreement; provided, however, that if Intier is not in default of its obligations under the Arrangement Agreement in any material respect and Intier submits the Arrangement Resolution to Shareholders for their consideration at the Meeting in accordance with the Interim Order, or does not do so because the Arrangement Agreement was terminated (i) by Magna because the Intier Board recommends that Shareholders vote against the Arrangement or solicits proxies against the Arrangement Resolution or (ii) by Intier because Magna is in default of its obligations under the Arrangement Agreement in any material respect, Magna will also reimburse Intier for all reasonable and documented out-of-pocket costs reasonably incurred by Intier in connection with the transactions contemplated by the Arrangement Agreement up to a maximum of Cdn$2,000,000.

Termination

        If any closing condition in favour of either party to the Arrangement Agreement is not satisfied or waived by it at or before the Effective Time, that party may, by notice to the other party, terminate the Arrangement Agreement and, except as otherwise provided, the obligations of the parties under the Arrangement Agreement. The parties may also terminate the Arrangement Agreement by mutual agreement prior to the Effective Time, whether before or after the Meeting (and without further action on the part of the Shareholders if terminated after the Meeting).

        Magna may terminate the Arrangement Agreement if the Intier Board recommends that holders of Intier Shares vote against the Arrangement or solicits proxies against the Arrangement Resolution.

        If the Effective Date has not occurred on or prior to May 31, 2005 or any later date mutually agreed to by Magna and Intier (the "Outside Date"), then unless otherwise agreed in writing, either party may terminate the Arrangement Agreement. A party may not exercise this termination right if any action of that party, or the failure of that party to perform any of its obligations under the Arrangement Agreement required to be performed at or prior to the Effective Time, has resulted in the conditions in favour of Intier or Magna (as applicable) not having been satisfied before the Outside Date.

Remedies

        Except in respect of Magna's undertaking to pay certain expenses, neither Intier nor Magna has any right to recover damages for any losses suffered or incurred as a result of the breach of any covenant, representation, warranty or other provision of the Arrangement Agreement or the Plan of Arrangement and, in the event of any such breach or threatened breach, the other party will be entitled only to seek temporary or permanent injunctive relief for the specific performance of the terms of the Arrangement Agreement and the Plan of Arrangement and will not be entitled to any other rights or remedies at law, in equity or otherwise.

Directors and Officers Insurance

        Magna has agreed, from the Effective Time until July 31, 2005, to maintain its existing directors and officers liability insurance coverage for the benefit of the directors and officers of Magna and its subsidiaries, including the current directors and officers of Intier in respect of their activities up to the Effective Time. For the period from August 1, 2005 to July 31, 2006, Magna has agreed to use all reasonable efforts to renew such directors and officers liability insurance coverage on a comparable basis or on a basis consistent in terms of risks insured and policy limits with general industry practices, at the time of such renewal, to the extent that the annual cost of obtaining such renewal insurance does not exceed 200% of the current annual cost of Magna's existing directors and officers liability insurance coverage. Thereafter, until the sixth anniversary of the Effective Date, Magna may maintain, modify or discontinue such insurance in such manner as may be approved by a majority of its outside directors, in which case any such renewal insurance policy in effect during such period will continue (to the extent available) to benefit the current outside directors of Intier in respect of their activities up to the Effective Time on the same basis as the outside directors of Magna.

Indemnification

        To the extent permitted by applicable laws, for a period of six years from the Effective Time, Magna has agreed to indemnify the directors of Intier for any liability incurred by them as a result of the performance of their obligations under the Arrangement Agreement to the extent such liability is not already covered by any directors and officers liability insurance policy or under the articles and by-laws of Intier or any indemnity agreements entered into between Intier and such directors or officers, all of which will continue in force in accordance with their terms.

Terms of the Plan of Arrangement

        The following summary of the Plan of Arrangement is subject to, and qualified in its entirety by reference to, the Plan of Arrangement, the form of which is attached as Exhibit C to this Circular.

Share Consideration

        Each Share Consideration Share held by a Tendering Shareholder will be transferred to Magna Subco in exchange for a fraction of a Magna Class A Subordinate Voting Share equal to the Exchange Ratio. Each Share Consideration Share held by an Amalgamating Shareholder will be converted on the Amalgamation into one Amalco Special Share, each of which will be exchanged, as part of the Arrangement, for a fraction of a Magna Class A Subordinate Voting Share equal to the Exchange Ratio.

Cash Election Consideration

        A Tendering Shareholder may elect to transfer all or a portion of its Intier Class A Subordinate Voting Shares to Magna Subco in exchange for a cash amount per Intier Class A Subordinate Voting Share equal to the Exchange Ratio multiplied by the Average Market Price. An Amalgamating Shareholder may elect to have all or a portion of its Intier Class A Subordinate Voting Shares converted on the Amalgamation on a one-for-one basis into Amalco Redeemable Preferred Shares, each of which will be redeemed, as part of the Arrangement, for a cash amount equal to the Cash Elected Consideration.

        The aggregate Cash Elected Consideration receivable by all Shareholders who make a Cash Election cannot exceed Cdn$125 million. If the aggregate Cash Elected Consideration exceeds Cdn$125 million, the number of Cash Consideration Elected Shares that any Shareholder will be deemed to hold will be the number (rounded down to the nearest whole number) equal to the product of (i) the number of Cash Consideration Elected Shares of such Shareholder as set out in such holder's Letter of Transmittal and (ii) a fraction, the numerator of which is Cdn$125 million and the denominator of which is the Cash Elected Consideration multiplied by the total number of Intier Class A Subordinate Voting Shares for which Shareholders have made Cash Elections in the Letters of Transmittal.

        The Intier Class A Subordinate Voting Shares of any Shareholder that are not, or are deemed not to be, Cash Consideration Elected Shares will be deemed to be Share Consideration Shares.

        The Cash Election will be carried out, subject to the foregoing adjustment, on the basis specified by the Shareholder in its completed Letter of Transmittal. Any Tendering Shareholder or Amalgamating Shareholder who, in respect of any Intier Class A Subordinate Voting Shares held by such Shareholder (i) does not deposit with the Depositary, a duly completed Letter of Transmittal (or Notice of Guaranteed Delivery) not later than 5:00 p.m. (Toronto time) on March 28, 2005, or, if the Meeting is adjourned or postponed, not later than 5:00 p.m. (Toronto time) on the second day (excluding Saturdays, Sundays and holidays) before the Meeting, or (ii) fails to complete the Letter of Transmittal making a Cash Election, will be deemed NOT to have made a Cash Election in respect of such Intier Class A Subordinate Voting Shares and will be entitled to receive only the Share Consideration as consideration for each of such Shareholder's Intier Class A Subordinate Voting Shares.

        Shareholders whose Intier Class A Subordinate Voting Shares are registered either (a) in the name of an intermediary such as, among others, a bank, trust company, securities dealer or broker, or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan, or (b) in the name of a clearing agency, such as CDS, of which the intermediary is a participant, should contact that intermediary for instructions and assistance in completing the Letter of Transmittal and Cash Election Form and in delivering such Intier Class A Subordinate Voting Shares.

Fractional Shares

        Fractional Magna Class A Subordinate Voting Shares will not be issued or delivered in connection with the Arrangement. Where a Shareholder is to receive Share Consideration and the aggregate number of Magna Class A Subordinate Voting Shares to be issued or delivered to such Shareholder would otherwise include a fraction of a Magna Class A Subordinate Voting Share, such Shareholder will receive, in lieu of such fractional share, a cash payment equal to the fraction of a Magna Class A Subordinate Voting Share otherwise issuable or deliverable multiplied by the Average Market Price.

Intier Options

        As at February 24, 2005, there were Intier Options outstanding to acquire an aggregate of 3,391,900 Intier Class A Subordinate Voting Shares. All holders of Intier Options will be offered the opportunity to exchange their Intier Options at the Effective Time for Magna Replacement Options. The Magna Replacement Options available to any holder of Intier Options will entitle the holder thereof to purchase that number of Magna Class A Subordinate Voting Shares (rounded down to the nearest whole number) that is equal to the Exchange Ratio multiplied by the number of Intier Class A Subordinate Voting Shares issuable upon the exercise of Intier Options if such options were exercisable and exercised immediately prior to the Effective Time. It is expected that all directors, officers and employees of Intier will elect prior to the Effective Time to exchange their Intier Options for Magna Replacement Options at the Effective Time. Each such Magna Replacement Option will provide for an exercise price per Magna Class A Subordinate Voting Share equal to the exercise price per Intier Class A Subordinate Voting Share of the corresponding Intier Exchange Elected Option immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest cent). The term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of such Magna Replacement Option will otherwise be the same as the terms and conditions of such Intier Exchange Elected Option and any document or agreement previously evidencing such Intier Exchange Elected Option will evidence and be deemed to evidence such Magna Replacement Option.

        Each Intier Continuing Option outstanding at the Effective Time will remain outstanding in accordance with its terms and the adjustment provisions in the Intier Continuing Options will thereafter apply. For the purposes of such adjustment provisions as they relate to the Arrangement, each Intier Continuing Option will thereafter entitle the optionholder to purchase from Amalco (as successor to Intier following the completion of the Arrangement), in lieu of the number of Intier Class A Subordinate Voting Shares the optionholder was entitled to purchase upon the exercise of such Intier Continuing Option, but for the same aggregate consideration and on the same terms, the aggregate number (with such adjustment provisions continuing to apply) of Magna Class A Subordinate Voting Shares that the optionholder would have been entitled to receive as a result of the Arrangement if, immediately before the Effective Time, such optionholder had been the registered holder of the number of Intier Class A Subordinate Voting Shares to which such optionholder would have been entitled upon exercise of such Intier Continuing Option if all vesting and other requirements for exercise were then met and those Intier Class A Subordinate Voting Shares were all Share Consideration Shares.

Letter of Transmittal

        A Letter of Transmittal (printed on yellow paper) is enclosed with this Circular for use by Shareholders for the purpose of (i) the surrender of Share Certificates and (ii) the Cash Election. The details for the surrender of Share Certificates to the Depositary, the addresses of the Depositary and the instructions for making a Cash Election, are set out in the Letter of Transmittal. Provided that a Shareholder has delivered and surrendered to the Depositary all Share Certificates, together with a Letter of Transmittal properly completed and executed in accordance with the instructions on such Letter of Transmittal, and any additional documents, instruments and payments as the Depositary may reasonably require, the Shareholder will be entitled to receive, and Magna and Magna Subco will cause the Depositary to deliver, (i) a cheque in Canadian currency representing the cash payment required to be made pursuant to the Arrangement (either directly, in the case of a Tendering Shareholder, or in respect of the proceeds of the redemption of Amalco Redeemable Preferred Shares, in the case of an Amalgamating Shareholder) and/or (ii) a certificate representing the number of Magna Class A Subordinate Voting Shares issuable or deliverable pursuant to the Arrangement (either directly, in the case of a Tendering Shareholder, or in respect of the exchange of Amalco Special Shares, in the case of an Amalgamating Shareholder).

        Any Tendering Shareholder or Amalgamating Shareholder who, in respect of any Intier Class A Subordinate Voting Shares held by the Shareholder (i) does not deposit with the Depositary a properly completed Letter of Transmittal together with the Share Certificates (or a properly completed Notice of Guaranteed Delivery) not later than 5:00 p.m. (Toronto time) on March 28, 2005, or, if the Meeting is adjourned or postponed, not later than 5:00 p.m. (Toronto time) on the second day (excluding Saturdays, Sundays and holidays) before the Meeting, or (ii) fails to complete the Letter of Transmittal making a Cash Election, will be deemed NOT to have made a Cash Election in respect of any such Intier Class A Subordinate Voting Shares and will be entitled to receive only the Share Consideration as consideration for each of the Shareholder's Intier Class A Subordinate Voting Shares.

        Shareholders whose Intier Class A Subordinate Voting Shares are registered either (a) in the name of an intermediary such as, among others, a bank, trust company, securities dealer or broker, or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan, or (b) in the name of a clearing agency, such as CDS, of which the intermediary is a participant, should contact that intermediary for instructions as to how to elect to receive cash and how to deliver such Intier Class A Subordinate Voting Shares.

Notice of Guaranteed Delivery

        Any Shareholder who wishes, in respect of any Intier Class A Subordinate Voting Shares held by such Shareholder, to make a Cash Election but whose Share Certificates representing such shares are not available prior to 5:00 p.m. (Toronto time) on March 28, 2005, or, if the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the second day (excluding Saturdays, Sundays and holidays) before the Meeting, or who is unable to deliver all other required documents to the Depositary prior to such time, may nevertheless surrender such shares and make a Cash Election provided that all of the following conditions are met:

  (a)
  the surrender of the Shareholder's Intier Class A Subordinate Voting Shares is made by or through an Eligible Institution (as defined in the Letter of Transmittal);

  (b)
  a Notice of Guaranteed Delivery (printed on green paper) in the form enclosed with this Circular, or an originally executed facsimile copy thereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at one of the addresses or the fax number set out in the Notice of Guaranteed Delivery not later than 5:00 p.m. (Toronto time) on March 28, 2005, or, if the Meeting is adjourned or postponed, not later than 5:00 p.m. (Toronto time) on the second day (excluding Saturdays, Sundays and holidays) before the Meeting; and

  (c)
  the Shareholder's Share Certificates, together with the Letter of Transmittal, properly completed and executed with any required signature guarantees, covering the Shareholder's Intier Class A Subordinate Voting Shares and all other documents required by the Letter of Transmittal, are received by the Depositary not later than 5:00 p.m. (Toronto time) on the third trading day on the TSX following March 28, 2005, or, if the Meeting is adjourned or postponed, not later than 5:00 p.m. (Toronto time) on the third trading day on the TSX following the second day before the Meeting.

        The details for the surrender of Share Certificates to the Depositary and the instructions for making a Cash Election through the procedures for guaranteed delivery are set out in the Letter of Transmittal.

United States Backup Withholding

        To prevent United States backup withholding tax, each United States Holder or other United States payee must provide the Depositary with such United States Holder's or other such payee's correct taxpayer identification number and certify that such United States Holder or other such payee is not subject to backup withholding by completing Substitute Form W-9 included in the Letter of Transmittal or, if applicable, an appropriate Form W-8 which can be obtained from the Depositary, or provide another adequate basis for an exemption from backup withholding. See "Certain U.S. Federal Income Tax Considerations".

Lost Certificates

        A Shareholder who has lost or misplaced its Share Certificates should complete the Letter of Transmittal as fully as possible and forward it, together with a letter explaining the loss or misplacement, to the Depositary. The Depositary will assist in making arrangements for the necessary affidavit (which may include a bonding requirement) for payment of the Share Consideration or the Cash Elected Consideration, as applicable, in accordance with the Arrangement.

Payment and Delivery of Share Consideration

        At or prior to the Effective Time, Magna will deposit with the Depositary, for the benefit of the Shareholders who are to receive the Share Consideration (either directly, in the case of Tendering Shareholders, or by way of an Amalco Special Share, in the case of Amalgamating Shareholders), certificates representing the whole number of Magna Class A Subordinate Voting Shares to be received by each such Shareholder pursuant to the Arrangement.

        At the Effective Time, the register for Intier Class A Subordinate Voting Shares will be closed and registered holders of Share Consideration Shares will be deemed to be the holders of the Magna Class A Subordinate Voting Shares to which they are entitled under the Arrangement. In order to receive certificates representing the Share Consideration, a Shareholder must surrender to the Depositary the Share Certificates for Intier Class A Subordinate Voting Shares that, under the Arrangement, were (i) transferred to Magna Subco in exchange for Magna Class A Subordinate Voting Shares (in the case of a Tendering Shareholder), or (ii) converted into Amalco Special Shares (in the case of an Amalgamating Shareholder), together with a properly completed Letter of Transmittal and any additional documents, instruments and payments as the Depositary may reasonably require including, where applicable, a Notice of Guaranteed Delivery. Upon the surrender to the Depositary of these Share Certificates, Letter of Transmittal and additional documents (if any), the Shareholder will be entitled to receive, and Magna Subco or Amalco, as the case may be, will cause the Depositary either:

  (i)
  to forward or cause to be forwarded by first class mail (postage prepaid) to the Shareholder at the address specified in the Letter of Transmittal; or

  (ii)
  if requested by the Shareholder in the Letter of Transmittal, to make available at the Depositary for pick-up by the Shareholder,

a certificate representing the number of Magna Class A Subordinate Voting Shares issuable or deliverable to the Shareholder.

Payment and Delivery of Cash Elected Consideration

        At or prior to the Effective Time, (a) Magna Subco will deposit with the Depositary for the benefit of Shareholders who elected to receive the Cash Elected Consideration (either directly, in the case of Tendering Shareholders, or by way of an Amalco Redeemable Preferred Share, in the case of Amalgamating Shareholders) and (b) Magna Subco and Magna will deposit with the Depositary for the benefit of Tendering Shareholders and Amalgamating Shareholders, respectively, entitled to receive, in lieu of a fraction of a Magna Class A Subordinate Voting Share, a cash payment equal to the fraction of a Magna Class A Subordinate Voting Share otherwise issuable or deliverable multiplied by the Average Market Price, sufficient funds for these purposes by bank transfer or other means satisfactory to the Depositary.

        In order to receive the Cash Elected Consideration, a Shareholder must surrender to the Depositary the Share Certificates, the Letter of Transmittal properly completed and executed in accordance with the Cash Election and other instructions on the form and any additional documents as the Depositary may reasonably require. Upon the surrender to the Depositary of such Share Certificates, the Letter of Transmittal and additional documents (if any), and following the Effective Time, the Shareholder will be entitled to receive, and Magna Subco or Amalco, as the case may be, will cause the Depositary either:

  (i)
  to forward or cause to be forwarded by first class mail (postage prepaid) to the Shareholder at the address specified in the Letter of Transmittal; or

  (ii)
  if requested by the Shareholder in the Letter of Transmittal, to make available at the Depositary for pick-up by the Shareholder,

a cheque in Canadian currency representing the payment required to be made to such Shareholder pursuant to the Arrangement. Under no circumstances will interest be paid to any Shareholder on any payment to be made regardless of any delay in making such payment.

Delivery Requirements

        The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents is at the option and risk of the Shareholder surrendering them. The Corporation recommends that such documents be delivered by hand to the Depositary at the office noted in the Letters of Transmittal and a receipt obtained therefor or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. Shareholders holding Intier Class A Subordinate Voting Shares which are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan) must contact such intermediary to arrange for the surrender of their Share Certificates.

Shareholder Approvals Required

        The Interim Order provides that, for the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without amendment, by:

  (a)
  66 2/3% of the votes cast by Shareholders, voting separately as a class at the Meeting in person or by proxy;

  (b)
  a simple majority of the votes cast by Minority Shareholders voting at the Meeting in person or by proxy;

  (c)
  a written resolution of all holders of Intier Class B Shares, voting separately as a class; and

  (d)
  a written resolution of all holders of Intier Convertible Preferred Shares, voting separately as a class.

        Magna (together with its affiliates) currently holds all of the outstanding Intier Class B Shares and Intier Convertible Preferred Shares. Magna has agreed that it will vote, or cause to be voted, all such Intier Shares in favour of the Arrangement Resolution. Magna has also advised the Corporation that, prior to the Meeting, it will convert such number of Intier Convertible Preferred Shares held by it into Intier Class A Subordinate Voting Shares to achieve the result that, if the Arrangement Resolution is approved by a majority of the votes cast by Minority Shareholders, it will also be approved by at least 66 2/3% of the votes cast by Shareholders, voting separately as a class.

Court Approval of the Arrangement and Completion of the Arrangement

        An arrangement under the OBCA requires Court approval. Prior to the mailing of this Circular, Intier obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of each of the Interim Order and the Notice of Application for the Final Order is attached as Exhibit D and Exhibit E, respectively, to this Circular.

        Subject to the approval of the Arrangement Resolution by the Shareholders at the Meeting, the hearing in respect of the Final Order is expected to take place on or about April 1, 2005 at 10:00 a.m. (Toronto time) at the Court located at 393 University Avenue, Toronto, Ontario.

        Any Shareholder who wishes to appear or be represented and to present evidence or arguments at the hearing in respect of the Final Order must serve and file a notice of appearance, as described in the Notice of Application for the Final Order, and satisfy any other requirements of the Court. In making its determination, the Court will consider, among other things, the fairness of the Arrangement. The Court may approve the Arrangement in any manner that the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

        Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived, it is anticipated that the Articles of Arrangement will be filed with the Director to give effect to the Arrangement.

        The Final Order will constitute the basis for an exemption from the registration requirements of the 1933 Act, pursuant to section 3(a)(10) of the 1933 Act, with respect to the Magna Class A Subordinate Voting Shares to be issued pursuant to the Arrangement and upon the exercise of Magna Replacement Options and Intier Continuing Options. Prior to the hearing on the Final Order, the Court will be informed of such effect of the Final Order.

Stock Exchange Listings

        Magna Class A Subordinate Voting Shares are listed on the TSX and the NYSE. Magna has filed applications with the TSX and the NYSE to list the Magna Class A Subordinate Voting Shares to be issued in connection with the Arrangement and upon the exercise of Magna Replacement Options and Intier Continuing Options. The TSX and the NYSE have conditionally approved the listing of Magna Class A Subordinate Voting Shares, subject to the satisfaction of the customary requirements of the TSX and the NYSE, respectively. The Intier Class A Subordinate Voting Shares will be delisted from the TSX and NASDAQ after the Effective Time.

Resale of Magna Class A Subordinate Voting Shares Received in the Arrangement

        Magna has applied for orders from applicable securities regulatory authorities in Canada to exempt, where required, the issuance of Magna Class A Subordinate Voting Shares in connection with the Arrangement, and the issuance of Magna Class A Subordinate Voting Shares from time to time upon the exercise of Magna Replacement Options and Intier Continuing Options, from the prospectus and registration requirements of applicable Canadian securities legislation and to permit the resale of the Magna Class A Subordinate Voting Shares without restriction by persons other than "control persons", subject to customary conditions to such orders, including that no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of any such resale and that no extraordinary commission or consideration is paid in respect of any such resale. The completion of the Arrangement is conditional, among other things, upon the receipt of such orders.

        Any offer to resell, or resale of, Magna Class A Subordinate Voting Shares received under the Arrangement in the United States by persons who, immediately prior to the Arrangement, were "affiliates" of Magna or Intier, or who, after the Arrangement, will be affiliates of Magna, are subject to restrictions under the 1933 Act. Persons who may be deemed "affiliates" of an issuer generally include individuals or entities that directly, or indirectly through one or more subsidiaries, control, are controlled by, or are under common control with, the issuer, and generally include executive officers, directors and principal shareholders of the issuer. Shareholders should consult their legal advisors with respect to any resale restrictions applicable to them.

Legal Aspects

        The Arrangement is a "business combination" under Rule 61-501 and a "going private transaction" under Policy Q-27 because it involves a transaction that would result in Magna owning all the equity securities of the Corporation. Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction, respectively, is required to obtain a formal valuation of the affected securities from a qualified and independent valuator and to provide the holders of the affected securities with a summary of such valuation. See "Information Regarding the Arrangement — Independent Valuation and Opinion" and see Exhibit F for a copy of the Valuation and Opinion. Rule 61-501 and Policy Q-27 also require that, in addition to any other required securityholder approval, in order to complete a business combination or a going private transaction, respectively, the approval of a simple majority of the votes cast by "minority" shareholders of each class of affected securities, voting separately as a class, must be obtained. In relation to the Arrangement, the "minority" shareholders of Intier are all Shareholders other than (i) Magna, Magna Subco, Decoma, and Tesma, and their respective directors and senior officers, (ii) any other related party of Magna, Magna Subco, Decoma or Tesma within the meaning of Rule 61-501 and Policy Q-27, subject to the exceptions set out therein, (iii) Donald J. Walker, (iv) the Intier DPSPs, and (v) any person acting jointly or in concert with any of the foregoing other than the Intier DPSPs.

Right to Dissent

        The following is only a summary of the Dissenting Shareholder provisions of the Interim Order, the OBCA and the Plan of Arrangement, which are technical and complex. A copy of the Interim Order is attached as Exhibit D to this Circular and a copy of section 185 of the OBCA is attached as Exhibit G to this Circular. It is recommended that any Shareholder wishing to exercise a Dissent Right seek legal advice as the failure to comply strictly with the provisions of the Interim Order, the Circular, the OBCA (as modified by the Interim Order) and the Plan of Arrangement may result in the loss or unavailability of the Dissent Right.

        Pursuant to the Interim Order, registered Shareholders have the right to dissent from the Arrangement Resolution in the manner provided in section 185 of the OBCA (as modified by the Interim Order), with respect to the timing for providing a written objection to the Arrangement Resolution and the Plan of Arrangement. The following summary is qualified in its entirety by the Interim Order, the provisions of section 185 of the OBCA (as modified by the Interim Order), and the Plan of Arrangement.

        A Dissenting Shareholder will be entitled, in the event the Arrangement becomes effective, to be paid by the Corporation (or its successor by way of amalgamation) the fair value of the Intier Class A Subordinate Voting Shares held by such Dissenting Shareholder determined as at the close of business on the day before the Arrangement Resolution is adopted. There can be no assurance that such fair value will be greater than or equivalent to the consideration being offered to Shareholders under the Arrangement.

        A Shareholder may only exercise the Dissent Right in respect of the Intier Class A Subordinate Voting Shares registered in that Shareholder's name. In addition, a Shareholder may only exercise the Dissent Right with respect to all Intier Class A Subordinate Voting Shares held by that Shareholder on behalf of any one beneficial owner. In many cases, the Intier Class A Subordinate Voting Shares beneficially owned by a Non-Registered Holder are registered either: (a) in the name of an Intermediary that the Non-Registered Holder deals with in respect of the Intier Class A Subordinate Voting Shares (such as, among others, a bank, trust company, securities dealer or broker, or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan); or (b) in the name of a clearing agency (such as CDS) of which an Intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the Dissent Right directly (unless the Intier Class A Subordinate Voting Shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise the Dissent Right should immediately contact the Intermediary with whom the Non-Registered Holder deals in respect of its Intier Class A Subordinate Voting Shares and either:

  (i)
  instruct the Intermediary to exercise the Dissent Right on the Non-Registered Holder's behalf (which, if the Intier Class A Subordinate Voting Shares are registered in the name of CDS or other clearing agency, would require that the Intier Class A Subordinate Voting Shares first be re-registered in the name of the Intermediary); or

  (ii)
  instruct the Intermediary to request that the Intier Class A Subordinate Voting Shares be registered in the name of the Non-Registered Holder, in which case such holder would have to exercise the Dissent Right directly (that is, the Intermediary would not be exercising the Dissent Right on such holder's behalf).

        A registered Shareholder who wishes to exercise the Dissent Right in respect of the Arrangement Resolution must provide a written objection to the Arrangement Resolution (a "Dissent Notice") to Intier Automotive Inc., 521 Newpark Boulevard, Newmarket, Ontario, Canada L3Y 4X7, Attention: Secretary, facsimile number 905-417-2170 not later than 5:00 p.m. (Toronto time) on March 29, 2005, or, if the Meeting is adjourned or postponed, not later than 5:00 p.m. (Toronto time) on the day (excluding Saturdays, Sundays and holidays) before the Meeting. The filing of a Dissent Notice does not deprive a registered Shareholder of the right to vote at the Meeting; however, a registered Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to the Intier Class A Subordinate Voting Shares voted in favour of the Arrangement Resolution. A vote against the

Arrangement Resolution or an abstention will not constitute a Dissent Notice, but a registered Shareholder need not vote its Intier Class A Subordinate Voting Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice; however, any proxy granted by a registered Shareholder who intends to dissent, other than a proxy that instructs the proxy holder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxy holder from voting such Intier Class A Subordinate Voting Shares in favour of the Arrangement Resolution and thereby causing the registered Shareholder to forfeit such Shareholder's right to dissent.

        The Corporation is required, within 10 days after the adoption of the Arrangement Resolution, to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted, but such notice is not required to be sent to any Shareholder who voted for the Arrangement Resolution or who has withdrawn such Shareholder's Dissent Notice.

        A Shareholder who wishes to exercise the Dissent Right must, within 20 days after receipt of notice that the Arrangement Resolution has been adopted or, if such Shareholder does not receive such notice, within 20 days after the Shareholder learns that the Arrangement Resolution has been adopted, send to the Corporation a written notice (a "Payment Demand") containing the Shareholder's name and address, the number of Intier Class A Subordinate Voting Shares in respect of which the Shareholder dissented, and a demand for payment of the fair value of such Intier Class A Subordinate Voting Shares. Within 30 days after a Payment Demand, the Shareholder must send to the Corporation's transfer agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, Attention: Client Services, Stock Transfer Department, the Share Certificates representing the Intier Class A Subordinate Voting Shares in respect of which the Shareholder has dissented. A Shareholder who fails to send the Share Certificates representing the Intier Class A Subordinate Voting Shares in respect of which the Shareholder has dissented forfeits such Shareholder's Dissent Right for such Shareholder's Intier Class A Subordinate Voting Shares. The Corporation or its transfer agent will endorse on Share Certificates received from a Shareholder exercising a Dissent Right a notice that the Shareholder is a Dissenting Shareholder and will forthwith return the Share Certificates to the Dissenting Shareholder.

        Upon filing a Dissent Notice that is not withdrawn prior to the termination of the Meeting, provided that the Final Order is granted and not appealed or, if appealed, the appeal is withdrawn or denied, and the Arrangement becomes effective, a Dissenting Shareholder will cease to have any rights as a Shareholder, other than the right to be paid the fair value of its Intier Class A Subordinate Voting Shares, unless:

  (i)
  the Dissenting Shareholder withdraws the Payment Demand before the Corporation makes a written offer to pay (the "Offer to Pay");

  (ii)
  the Corporation fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws its Payment Demand; or

  (iii)
  the directors of the Corporation revoke the Arrangement Resolution,

in all of which cases the Dissenting Shareholder's rights as a Shareholder will be reinstated and, if the Arrangement becomes effective, such Dissenting Shareholder's Intier Class A Subordinate Voting Shares will be subject to the Arrangement and will be deemed to be Share Consideration Shares.

        In addition, pursuant to the Plan of Arrangement, registered Shareholders who duly exercise their Dissent Right and who: (i) are ultimately determined to be entitled to be paid fair value for their Intier Class A Subordinate Voting Shares will be deemed to have transferred their Intier Class A Subordinate Voting Shares to the Corporation as at the Effective Time of the Arrangement; or (ii) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Intier Class A Subordinate Voting Shares, will be deemed to have participated in the Arrangement on the same basis as any non-dissenting Tendering Shareholder who did not make a Cash Election and will receive Share Consideration on the basis determined in accordance with the Plan of Arrangement.

        The Corporation is required, not later than seven days after the later of the Effective Date or the date on which the Corporation received the Payment Demand of a Dissenting Shareholder, to send to each Dissenting

Shareholder who has sent a Payment Demand to it, an Offer to Pay for its Intier Class A Subordinate Voting Shares in an amount considered by the Intier Board to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. The amount specified in the Offer to Pay which has been accepted by a Dissenting Shareholder will be paid by the Corporation within 10 days after the acceptance by the Dissenting Shareholder of the Offer to Pay, but any such Offer to Pay lapses if the Corporation does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

        If the Corporation fails to make an Offer to Pay or if a Dissenting Shareholder fails to accept an offer that has been made, the Corporation may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the Intier Class A Subordinate Voting Shares of Dissenting Shareholders. If the Corporation fails to apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

        Upon an application to the Court, all Dissenting Shareholders whose Intier Class A Subordinate Voting Shares have not been paid for by the Corporation will be joined as parties and bound by the decision of the Court, and the Corporation will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of the Dissenting Shareholder's right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Intier Class A Subordinate Voting Shares of all Dissenting Shareholders. The final order of the Court will be rendered against the Corporation in favour of each Dissenting Shareholder and for the amount of the fair value of such Dissenting Shareholder's Intier Class A Subordinate Voting Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

        The obligation of Magna to complete the Arrangement is subject to the condition that Shareholders representing 10% or more of the number of Intier Class A Subordinate Voting Shares outstanding on the date of the Arrangement Agreement will not have exercised Dissent Rights that have not been withdrawn.

If the Arrangement is not Implemented

        If the Arrangement is not implemented, Intier will continue to operate as a publicly traded subsidiary of Magna. In such event, the Letter of Transmittal completed by a Shareholder will be of no effect and the Depositary will return all surrendered Share Certificates to the holders thereof as soon as practicable.

Expenses of the Arrangement

        The Corporation is required to pay all costs, expenses and fees in connection with the Arrangement subject to Magna's reimbursement obligation described under "Arrangement Agreement — Expenses". The total amount of such costs, expenses and fees, including RBC's fees for the Valuation and Opinion and the cost of soliciting proxies in respect of the Arrangement Resolution, is expected to be approximately Cdn$1.75 million. Magna has agreed to pay, in any event, the reasonable and documented fees and expenses incurred by Intier in respect of the Valuation and Opinion and in respect of the solicitation of proxies at Magna's direction.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Torys LLP, counsel to the Corporation, the following summary fairly presents the principal Canadian federal income tax consequences under the ITA of the Arrangement generally applicable to Shareholders who, for the purposes of the ITA and at all relevant times, hold their Intier Class A Subordinate Voting Shares and will hold their Magna Class A Subordinate Voting Shares, Amalco Special Shares or Amalco Redeemable Preferred Shares, as the case may be, as capital property and deal at arm's length, and are not affiliated, with the Corporation, Magna, Magna Subco and Amalco ("Holders"). Such shares generally will constitute capital property to a Holder unless the Holder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Holders whose shares might not otherwise qualify as capital property may be entitled, in certain circumstances, to obtain such qualification by making the irrevocable election permitted by subsection 39(4) of the ITA.

        This summary is based on the current provisions of the ITA and the regulations issued thereunder (the "Regulations") and on counsel's understanding of the current published administrative practices of the CRA. This summary takes into account all specific proposals to amend the ITA and the Regulations that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), but does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in administrative practices of the CRA. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. This summary does not take into account the tax legislation of any province or territory of Canada or any non-Canadian jurisdiction.

        The ITA contains certain provisions relating to securities held by certain financial institutions (the "mark to market rules"). This summary does not take into account the mark to market rules and Holders that are financial institutions for the purpose of those rules should consult their own tax advisors.

        The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Holders Resident in Canada

        The following portion of the summary applies to a Holder who is or is deemed to be a resident of Canada for the purposes of the ITA (a "Canadian Holder").

Disposition of Intier Class A Subordinate Voting Shares on Arrangement by Tendering Shareholder

        A Canadian Holder who is a Tendering Shareholder will be considered to have disposed of its Intier Class A Subordinate Voting Shares for proceeds of disposition equal to the aggregate of the amount of any cash received on the exchange and the fair market value at that time of the Magna Class A Subordinate Voting Shares received on the exchange. The Canadian Holder will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) such Canadian Holder's adjusted cost base of the Intier Class A Subordinate Voting Shares immediately before the exchange. The income tax treatment of such gain or loss is discussed below. The cost to the Canadian Holder of the Magna Class A Subordinate Voting Shares received on the exchange will be the fair market value of such Magna Class A Subordinate Voting Shares at the time of the exchange, to be averaged, for the purpose of computing such Canadian Holder's adjusted cost base, with the adjusted cost base of any other Magna Class A Subordinate Voting Shares held by such Canadian Holder at that time as capital property. Tendering Shareholders (being Shareholders who have identified themselves as being non-residents of Canada or exempt from tax under Part I of the ITA) would generally not be subject to Canadian income tax on any such gain.

Disposition of Intier Class A Subordinate Voting Shares on Arrangement by Amalgamating Shareholder

        A Canadian Holder who receives Amalco Special Shares or Amalco Redeemable Preferred Shares, as the case may be, on the Amalgamation will realize neither a capital gain nor a capital loss on the Amalgamation. The Canadian Holder will be considered to have disposed of its Intier Class A Subordinate Voting Shares for proceeds of disposition equal to the adjusted cost base thereof to the Canadian Holder immediately before the Amalgamation and to have acquired Amalco Special Shares or Amalco Redeemable Preferred Shares, as the case may be, at an aggregate cost equal to those proceeds of disposition. Where both Amalco Special Shares and Amalco Redeemable Preferred Shares are received, the cost of the shares of each class received will be determined by allocating the aggregate proceeds of disposition between the shares of each class received in proportion to their relative fair market values. See the following discussion of income tax consequences to the Canadian Holder on the redemption of the Canadian Holder's Amalco Redeemable Preferred Shares.

Disposition of Amalco Special Shares

        Except where the Canadian Holder (in its income tax return for the taxation year that includes the Effective Time) includes in its income any portion of the gain or loss otherwise arising from the exchange, a Canadian Holder who, on the Arrangement, exchanges Amalco Special Shares for Magna Class A Subordinate Voting Shares will realize neither a capital gain nor a capital loss on the exchange. The Canadian Holder will be considered to have disposed of its Amalco Special Shares for proceeds of disposition equal to the adjusted cost base thereof to the Canadian Holder immediately before the exchange and to have acquired Magna Class A Subordinate Voting Shares at an aggregate cost equal to those proceeds of disposition, such aggregate cost to be averaged, for the purpose of computing such Canadian Holder's adjusted cost base, with the adjusted cost base of any other Magna Class A Subordinate Voting Shares held by such Canadian Holder at that time as capital property. Under the current administrative practice of the CRA, a Canadian Holder who receives cash of $200 or less in lieu of a fraction of a Magna Class A Subordinate Voting Share may either include the capital gain or capital loss on the partial disposition of the Amalco Special Shares in computing income, or may instead reduce the adjusted cost base to the Canadian Holder of the Canadian Holder's Magna Class A Subordinate Voting Shares by the amount of the cash.

Redemption of Amalco Redeemable Preferred Shares

        On the redemption of Amalco Redeemable Preferred Shares received by a Canadian Holder on the Arrangement, the Canadian Holder will be considered to have disposed of such shares for proceeds of disposition equal to the Cash Elected Consideration received for such shares, and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) the Canadian Holder's adjusted cost base of the Amalco Redeemable Preferred Shares, determined as described above. The income tax treatment of such gain or loss is discussed below. No deemed dividend will arise on the redemption of a Canadian Holder's Amalco Redeemable Preferred Shares.

Dissenting Shareholders

        Under the current administrative practice of the CRA, Canadian Holders who exercise their Dissent Right in respect of the Arrangement should be considered to have disposed of their Intier Class A Subordinate Voting Shares for proceeds of disposition equal to the amount paid to them for such shares less the amount of any interest awarded by the court and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) their adjusted cost base of such shares immediately before the Arrangement. Any interest awarded to a Dissenting Shareholder will be included in the Dissenting Shareholder's income. Because of uncertainties under the relevant legislation, Dissenting Shareholders should consult their own tax advisors in this regard.

Taxation of Capital Gains and Losses

        A Canadian Holder who, as described above, realizes a capital gain or a capital loss on the disposition of the Intier Class A Subordinate Voting Shares, Amalco Special Shares or Amalco Redeemable Preferred Shares, as the case may be, will generally be required to include in income one half of any such capital gain ("taxable capital gain") and may apply one half of any such capital loss ("allowable capital loss") against taxable capital gains in accordance with the detailed rules in the ITA. Generally, allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year, in either case, against taxable capital gains realized in such year in accordance with the detailed rules of the ITA.

        If the Canadian Holder is a corporation or a partnership or trust of which a corporation is a partner or a beneficiary, any capital loss realized on the disposition of any such Intier Class A Subordinate Voting Shares, Amalco Special Shares or Amalco Redeemable Preferred Shares may be reduced by the amount of certain dividends which have been received, or are deemed to have been received, on such share, or in the case of a capital loss realized on the disposition of an Amalco Special Share or an Amalco Redeemable Preferred Share, on the Intier Class A Subordinate Voting Shares exchanged therefor, in accordance with detailed provisions of the ITA. Canadian Holders should consult their tax advisors for specific information regarding the application of these provisions.

        A "Canadian controlled private corporation" (as defined in the ITA) may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including taxable capital gains.

        The realization of a capital gain or loss by a Canadian Holder who is an individual (including most trusts) may affect the individual's liability for alternative minimum tax under the ITA.

Eligibility for Investment

        The Magna Class A Subordinate Voting Shares are qualified investments under the ITA for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (collectively, "Plans") and registered education savings plans. The Magna Class A Subordinate Voting Shares do not constitute foreign property for Plans and other persons subject to tax under Part XI of the ITA and are not a prohibited investment for a registered pension plan under the ITA. In the February 23, 2005 federal budget, the Minister of Finance proposed that the foreign property limit be eliminated.

Holders Not Resident in Canada

        The following portion of the summary applies to a Holder who is not a resident of Canada for the purposes of the ITA and does not use or hold and is not deemed to use or hold the Intier Class A Subordinate Voting Shares in carrying on business in Canada (a "Non-Resident Holder"). This summary does not apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere. The following assumes that all Non-Resident Holders, other than Non-Resident Holders that are Dissenting Shareholders, will be Tendering Shareholders in the Arrangement.

Disposition of Intier Class A Subordinate Voting Shares on Arrangement

        No tax on income (including taxable capital gains) will be payable by a Non-Resident Holder in respect of the disposition of Intier Class A Subordinate Voting Shares or any other aspect of the Arrangement, except as disclosed under "Dissenting Shareholders", where the shares are not "taxable Canadian property" to such Non-Resident Holder. Generally, Intier Class A Subordinate Voting Shares will not be "taxable Canadian property" to a Non-Resident Holder unless, at any time during the five year period immediately preceding the disposition, 25% or more of the issued shares of any class or series of the capital stock of the Corporation belonged to such Non-Resident Holder, to persons with whom the Non-Resident Holder did not deal at arm's length, or any combination thereof, or the Intier Class A Subordinate Voting Shares were acquired by the Non-Resident Holder in a transaction which deemed them to be "taxable Canadian property" to the Non-Resident Holder.

Dissenting Shareholders

        Non-Resident Holders who dissent from the Arrangement will be subject to the same income tax considerations as those above with respect to dissenting Canadian Holders, except that such dissenting Non-Resident Holders will not be subject to tax under the ITA in respect of capital gains realized on the disposition of Intier Class A Subordinate Voting Shares where such shares are not "taxable Canadian property" to such Non-Resident Holder at the time of disposition. Dissenting Non-Resident Holders will be subject to withholding tax under the ITA in respect of any interest received.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances.

        In the opinion of Torys LLP, counsel to the Corporation, the following is a summary of the material United States Federal income tax consequences of the Arrangement to Shareholders, and the ownership and disposition of Magna Class A Subordinate Voting Shares. This summary is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), the United States Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and which are subject to change, possibly with retroactive effect.

        This summary assumes that Shareholders hold their Intier Class A Subordinate Voting Shares, and will hold any Magna Class A Subordinate Voting Shares received in the Arrangement, as capital assets within the meaning of section 1221 of the Code. This summary also assumes that Intier is not, and has never been, a passive foreign investment company for United States Federal income tax purposes (a "PFIC"). A foreign corporation is a PFIC for a particular taxable year if (i) 75% or more of its gross income for the taxable year is passive income or (ii) 50% or more of the average value of its assets held during the taxable year produce or are held for the production of passive income. Considering the nature of Intier's business activities and earnings, Intier believes that it is not, and has never been, a PFIC.

        This summary does not address all aspects of United States Federal income taxation that may be relevant to particular Shareholders in light of their personal investment circumstances or to Shareholders subject to special treatment under the United States Federal income tax laws such as:

  •
  insurance companies;

  •
  tax-exempt organizations;

  •
  dealers in securities or foreign currencies;

  •
  banks;

  •
  persons that hold Intier Class A Subordinate Voting Shares or will hold Magna Class A Subordinate Voting Shares as part of a straddle, hedge, constructive sale or conversion transaction;

  •
  United States Holders (as defined below) that have a functional currency other than the United States dollar;

  •
  partnerships, S corporations, mutual funds, regulated investment companies, real estate investment trusts and investors in such entities;

  •
  shareholders who acquired their Intier Class A Subordinate Voting Shares through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; or

  •
  United States Holders that will own 10% or more of the total voting power of all outstanding Intier Class A Subordinate Voting Shares or Magna Class A Subordinate Voting Shares.

        Furthermore, this summary does not consider the potential effects of any state, local or non-United States tax laws.

        For purposes of this summary, a "United States Holder" means a beneficial owner of Intier Class A Subordinate Voting Shares or Magna Class A Subordinate Voting Shares that is:

  •
  a citizen or resident alien individual of the United States;

  •
  a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions;

  •
  a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust; or

  •
  an estate that is subject to United States Federal income tax on its income regardless of its source.

        A "Non-United States Holder" is a beneficial owner of Intier Class A Subordinate Voting Shares or Magna Class A Subordinate Voting Shares that is not a United States Holder. If a partnership holds Intier Class A Subordinate Voting Shares or Magna Class A Subordinate Voting Shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding Intier Class A Subordinate Voting Shares or Magna Class A Subordinate Voting Shares, you should consult your own tax advisor.

United States Holders of Intier Class A Subordinate Voting Shares

Exchange of Intier Class A Subordinate Voting Shares for Magna Class A Subordinate Voting Shares and/or Cash

        A United States Holder will generally recognize gain or loss for United States Federal income tax purposes as a result of the Arrangement in an amount equal to the difference between (i) the sum of the cash and the fair market value of any Magna Class A Subordinate Voting Shares received in the Arrangement and (ii) such holder's adjusted tax basis in its Intier Class A Subordinate Voting Shares transferred in the Arrangement. Cash paid in Canadian dollars will be includible in income in an amount equal to the United States dollar value of the cash (determined at the spot rate on the date of such payment) regardless of whether the payment is converted into United States dollars. Gain or loss must be determined separately for each block of Intier Class A Subordinate Voting Shares owned by the United States Holder. Any such gain or loss will generally be capital gain or loss and will be long-term gain or loss if, on the date of the Arrangement, the Intier Class A Subordinate Voting Shares have been held for more than one year. In the case of a United States Holder that is an individual, long-term capital gain will be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations. The United States Holder's tax basis in the Magna Class A Subordinate Voting Shares received in the Arrangement will be equal to the fair market value of those shares on the day received, and the holding period of those shares will begin on the day after they are received.

        For foreign tax credit limitation purposes, gain or loss recognized on the exchange of Intier Class A Subordinate Voting Shares for Magna Class A Subordinate Voting Shares and/or cash pursuant to the Arrangement will generally be United States source income or loss. Any gain or loss from currency exchange fluctuations between the date of the disposition of the Intier Class A Subordinate Voting Shares and the conversion of the sales proceeds into United States dollars will be United States source ordinary income or loss.

        United States Holders generally should not recognize any foreign currency gain or loss as a result of the receipt of Canadian dollars in the Arrangement if the Canadian dollars are converted into United States dollars on the day they are received. If, however, Canadian dollars are not converted into United States dollars on the day they are received, any gain or loss resulting from currency exchange fluctuations from the date the payment is includible in income to the date the payment is converted into United States dollars will be ordinary income or loss. Such currency gain or loss will generally be income or loss from United States sources for foreign tax credit limitation purposes.

Ownership of Magna Class A Subordinate Voting Shares

Distributions

        Distributions paid out of Magna's current or accumulated earnings and profits, as determined for United States Federal income tax purposes, will be taxable as dividend income. Distributions in excess of current and accumulated earnings and profits will be a tax-free recovery of basis to the extent of the United States Holder's adjusted tax basis in the Magna Class A Subordinate Voting Shares, and any remaining amount of distributions will generally be subject to tax as capital gain. Dividends on Magna Class A Subordinate Voting Shares will generally be foreign source income for foreign tax credit limitation purposes and will not be eligible for a dividends received deduction.

        Dividends paid in Canadian dollars will be includible in income in an amount equal to the United States dollar value of the dividends (determined at the spot rate on the date of such payment) regardless of whether the dividends are converted into United States dollars. United States Holders generally should not recognize any foreign currency gain or loss if the Canadian dollars are converted into United States dollars on the day they are received. If, however, Canadian dollars are not converted into United States dollars on the day they are received, any gain or loss resulting from currency exchange fluctuations from the date the dividends are includible in income to the date the payment is converted into United States dollars will be ordinary income or loss. Such currency gain or loss will generally be income or loss from United States sources for foreign tax credit limitation purposes.

        Certain dividends received by United States individuals before January 1, 2009 from a qualified foreign corporation are subject to a maximum Federal income tax rate of 15%. A foreign corporation will generally be considered a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that contains an exchange of information program. The United States Treasury Department has identified the Canada-United States Income Tax Treaty as a qualifying treaty. As a result, Magna should be a qualified foreign corporation. To qualify for the reduced rate of taxation on dividends, a holder must satisfy certain holding period and other requirements with respect to its Magna Class A Subordinate Voting Shares. United States Holders should consult their tax advisors concerning their eligibility for the reduced rate of Federal income tax on dividends on Magna Class A Subordinate Voting Shares.

        Distributions paid on the Magna Class A Subordinate Voting Shares will generally be subject to Canadian withholding taxes. A United States Holder may be eligible to claim a credit or deduction for any Canadian withholding tax paid with respect to distributions from Magna. The calculation of foreign tax credits and deductions involves the application of complex rules and limitations that depend upon a holder's particular circumstances. United States Holders should consult their own tax advisors regarding the availability of foreign tax credits and deductions for Canadian tax withheld.

Sale or Other Disposition of Magna Class A Subordinate Voting Shares

        Upon the sale or exchange of Magna Class A Subordinate Voting Shares, a United States Holder will recognize gain or loss in an amount equal to the difference between (i) the sum of any cash and the fair market value of any other property received and (ii) such holder's adjusted tax basis in such Magna Class A Subordinate Voting Shares. Such gain or loss generally will be treated as capital gain or loss, and as long-term capital gain or loss if the Magna Class A Subordinate Voting Shares had been held more than one year at the time of disposition. For foreign tax credit limitation purposes, gain or loss recognized on a sale or exchange of Magna Class A Subordinate Voting Shares will generally be United States source income. Any gain or loss from currency exchange fluctuations between the date of the disposition of the Magna Class A Subordinate Voting Shares and the conversion of the sales proceeds into United States dollars will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

        The Code provides special anti-deferral rules for certain distributions received by United States persons with respect to, and sales and other dispositions of, a foreign corporation that is a PFIC. A foreign corporation is a PFIC for a particular taxable year if (i) 75% or more of its gross income for the taxable year is passive income or (ii) 50% or more of the average value of its assets held during the taxable year produce or are held for the production of passive income. For purposes of these tests, passive income generally includes dividends, interest, rents, royalties, annuities and gains from assets that produce passive income. In addition, a foreign corporation is treated as holding directly its proportionate share of the assets, and receiving directly its proportionate share of the earnings, of any subsidiary corporation in which it owns directly or indirectly at least 25% of the stock, by value. Magna has advised Intier that Magna does not believe that it is, nor does it anticipate that it will become, a PFIC. No assurance can be given, however, that Magna is not a PFIC or will not be a PFIC in the future. If Magna were to be treated as a PFIC, a United States Holder could be subject to adverse United States Federal income tax consequences as a result of the ownership or disposition of Magna Class A Subordinate Voting Shares. Those adverse consequences could differ materially from the consequences described above. Accordingly, United States Holders are urged to discuss the applicability and consequences of the PFIC rules with their tax advisors.

Non-United States Holders of Intier Class A Subordinate Voting Shares

Exchange of Intier Class A Subordinate Voting Shares for Magna Class A Subordinate Voting Shares and/or Cash

        In general, a Non-United States Holder will not be subject to United States federal income tax as a result of the exchange of Intier Class A Subordinate Voting Shares for Magna Class A Subordinate Voting Shares and/or cash pursuant to the Arrangement unless:

  •
  any gain attributable to the Intier Class A Subordinate Voting Shares is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States, and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment that such Shareholder maintains in the United States; or

  •
  the Non-United States Holder is an individual, is present in the United States for 183 or more days in the taxable year of the Arrangement and certain other conditions exist.

Ownership of Magna Class A Subordinate Voting Shares

Distributions

        Distributions paid out of Magna's current or accumulated earnings and profits, as determined for United States Federal income tax purposes, will be dividend income. In general, a Non-United States Holder will not be subject to United States Federal income tax (including United States withholding tax) on dividends on Magna Class A Subordinate Voting Shares unless the income is effectively connected with the holder's conduct of a trade or business in the United States or, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the holder in the United States. A Non-United States Holder that is taxable as a corporation for United States Federal income tax purposes might also be subject to a branch profits tax on such effectively connected dividends at a 30% rate or a lower rate under an applicable income tax treaty.

Sale or Other Disposition of Magna Class A Subordinate Voting Shares

        In general, a Non-United States Holder will not be subject to United States Federal income tax on any gain realized on the sale or other disposition of Magna Class A Subordinate Voting Shares unless (i) the gain is effectively connected with the holder's conduct of a trade or business in the United States or, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the holder in the United States or (ii) if the Non-United States Holder is an individual, the holder is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions exist. A Non-United States Holder that is taxable as a corporation for United States Federal income tax purposes might also be subject to a branch profits tax on such effectively connected gains at a 30% rate or a lower rate under an applicable income tax treaty.

Information Reporting and Backup Withholding

        Payments of dividends on Magna Class A Subordinate Voting Shares and the proceeds of disposition of Intier Class A Subordinate Voting Shares or Magna Class A Subordinate Voting Shares that are made within the United States or through certain U.S.-related financial intermediaries may be required to be reported to the Internal Revenue Service and may be subject to backup withholding unless (i) the Shareholder is a corporation or other exempt recipient, or (ii) the Shareholder provides a taxpayer identification number or complies with applicable certification requirements. Non-United States Holders are generally exempt from the information reporting and backup withholding rules but may be required to comply with certification requirements to prove their exemption. The backup withholding rate is currently 28%. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a Shareholder's United States Federal income tax liability if the required information is furnished to the Internal Revenue Service.

        In the case of the Arrangement, the 28% backup withholding rate, if applicable, will apply to all of the consideration received as part of the Arrangement (i.e., the sum of any cash received and the fair market value of any Magna Class A Subordinate Voting Shares received).

TRADING HISTORY OF INTIER CLASS A SUBORDINATE VOTING SHARES

        The Intier Class A Subordinate Voting Shares are listed and posted for trading on the TSX under the trading symbol "IAI.SV.A". The following table sets forth, for the periods indicated, the reported high and low trading prices and the aggregate volume of trading of the Intier Class A Subordinate Voting Shares on the TSX:

	Class A Subordinate Voting Shares(1)
Month
	High	Low	Volume
	(C$)	(C$)
2004
January	23.98	21.25	128,419
February	21.90	18.01	349,636
March	22.78	21.06	533,996
April	24.24	21.44	476,644
May	24.90	21.56	57,141
June	26.06	24.21	82,991
July	27.00	24.34	31,076
August	27.05	23.00	59,580
September	26.50	24.20	66,909
October (1-22)	26.34	24.90	74,136
October (25-31)	34.67	30.35	1,076,354
November	36.50	32.01	371,045
December	38.00	34.61	151,461
2005
January	37.12	34.60	53,831
February	38.76	35.12	118,904

(1)
Source: The Toronto Stock Exchange market data and TSX websites

        Magna publicly announced the proposed Arrangement before the opening of trading on the TSX on October 25, 2004. On October 22, 2004, the last trading day immediately prior to such public announcement, the closing price of the Intier Class A Subordinate Voting Shares on the TSX was Cdn$25.60 per share.

INTEREST OF DIRECTORS, SENIOR OFFICERS AND OTHER INSIDERS OF INTIER

Affiliation Agreements

        The Corporation and certain of its subsidiaries are parties to affiliation agreements with Magna that provide for the payment by the Corporation and certain of its subsidiaries of affiliation fees. The affiliation agreements, which became effective January 1, 2001, provide for fixed ten-year terms ending July 31, 2011 and will thereafter be renewed automatically for further one-year terms unless terminated by the Corporation, Magna, or their respective subsidiaries upon six months' notice prior to the applicable date of renewal.

        The aggregate affiliation fees payable by the Corporation and certain subsidiaries to Magna in respect of each fiscal year will be an amount equal to:

  •
  1.5% of the first $3 billion of the Corporation's consolidated net sales for that year;

  •
  1% of the next $3 billion of the Corporation's consolidated net sales for that year; and

  •
  0.75% of the Corporation's consolidated net sales exceeding $6 billion;

provided that sales from acquired businesses will not be subject to a fee until January 1 of the year following the date of the acquisition, and will be subject to a fee equal to 50% of the fee with respect to the Corporation's other sales in the calendar year following the date of the acquisition, and to the full fee in the second calendar year following the date of the acquisition and thereafter. The affiliation agreements also provide that in the event that certain of the benefits and/or services to be provided by Magna are in fact provided by another affiliate of Magna, Magna will reduce the affiliation fees by an equitable amount having regard to the fees paid for such benefits and/or services by Intier to such Magna affiliates. In respect of fiscal 2004, the aggregate affiliation fee was $68.1 million.

Social Fees

        The Corporate Constitution specifies that the Corporation will allocate a maximum of 2% of its profit before tax in each fiscal year to support social and charitable activities. Intier fulfils this requirement principally through social and charitable programs coordinated by Magna on behalf of itself and its affiliates and accordingly, pays Magna a fee which is applied for these purposes. In respect of fiscal 2004, the aggregate social commitment fee was $3.3 million.

Administrative Services

        Magna provides certain management and administration services to Intier, including legal, environmental, immigration, tax, treasury, information systems and employee relations services in return for a specific amount negotiated between the Corporation and Magna. In respect of fiscal 2004, the aggregate administrative services fee was $5.5 million.

Registration Rights Agreement

        The Corporation and Magna are parties to a registration rights agreement (the "Registration Rights Agreement") pursuant to which Magna may require the Corporation's assistance in selling Intier Class A Subordinate Voting Shares held by Magna under an offering by prospectus in Canada or in the United States. In addition, Magna has certain rights to participate in offerings of Intier Class A Subordinate Voting Shares undertaken by the Corporation after January 1, 2004, by requiring that up to 35% of the offered shares be comprised of Magna's holdings of Intier Class A Subordinate Voting Shares. Magna will bear all underwriter's commissions and discounts associated with any shares it sells. However, the Corporation will bear the expenses (other than underwriter's commissions and discounts) associated with the Magna share sales effected under the Registration Rights Agreement. The Corporation is not permitted to grant to any person registration rights which are superior in any fashion to those granted to Magna under the Registration Rights Agreement without Magna's approval.

Intier Deferred Profit Sharing Plan

        All of the Corporation's eligible Canadian, U.S., U.K. and Austrian employees are members of the Intier Employee Equity Participation and Profit Participation Program, which consists of separate Intier deferred profit sharing plans in Canada, the United States, the United Kingdom and Austria which invest primarily in Intier's Class A Subordinate Voting Shares and independent Intier employee pension plans in certain jurisdictions, and which make cash payments to eligible Intier employees. Certain of Intier's eligible North American, U.K. and Austrian employees continue to participate in Magna's deferred profit sharing plan but only to the extent that units attributable to these persons which were held prior to the adoption of Intier's deferred profit sharing plan in 2002 remain in Magna's deferred profit sharing plan.

Inter-Company Purchasing and Leasing Arrangements

        Intier's manufacturing plants buy from and sell products to Magna's plants on an ongoing basis in the normal course of their business. As such, Magna is both a supplier to and customer of Intier. These transactions typically are on normal commercial terms. During fiscal 2004, Intier's sales of materials to Magna and its affiliates were $38.4 million and Intier's purchases of materials from Magna and its affiliates were $24.2 million. In addition, Intier leases facilities from MID, an affiliate of Magna. Such leases are typically on normal commercial terms. In respect of fiscal 2004, Intier's lease payments to MID and its affiliates were approximately $17.0 million.

Special Committee

        In recognition of the work to be performed by the independent directors on the Special Committee, the Intier Board approved a fee structure (in United States dollars) for the members of the Special Committee, consisting of a Special Committee Chair retainer of $25,000, a Special Committee member retainer of $15,000, a meeting attendance fee of either $1,000 or $2,000 depending on the duration of each meeting, a written resolution fee of $250 and compensation for work days at $2,500 and travel days at $2,500 depending on the length of the required air travel.

EFFECT OF THE ARRANGEMENT ON MARKETS AND LISTING

        After the Effective Time, it is intended that the Intier Class A Subordinate Voting Shares will be delisted from the TSX and NASDAQ, and that Intier will cease to be a reporting issuer under applicable Canadian securities laws in each province in which it is a reporting issuer and cease to be a registrant with the United States Securities and Exchange Commission. Magna Class A Subordinate Voting Shares trade on the TSX and the NYSE under the stock symbols "MG.SV.A" and "MGA, respectively. Magna has filed applications with the TSX and the NYSE to list the Magna Class A Subordinate Voting Shares to be issued in connection with the Arrangement and upon the exercise of Magna Replacement Options and Intier Continuing Options. The TSX and the NYSE have conditionally approved the listing of Magna Class A Subordinate Voting Shares, subject to the satisfaction of the customary requirements of the TSX and the NYSE, respectively.

INFORMATION CONCERNING MAGNA

Magna International Inc.

        Magna's operations are conducted through its global automotive systems groups, as well as corporate and other ancillary operations. Until August 29, 2003, Magna had non-automotive operations, which were conducted through Magna Entertainment Corp.

Automotive Operations

        Magna is the most diversified automotive supplier in the world. Magna designs, develops and manufactures automotive components, assemblies, modules and systems, and engineers and assembles complete vehicles. Magna's products and services are sold primarily to manufacturers of cars and light trucks in North America, Europe, South America and Asia. As at September 30, 2004, Magna employed approximately 81,000 employees and operated 219 manufacturing facilities as well as 49 product development and engineering facilities, in 22 countries.

        Magna's manufacturing, product development and engineering facilities are organized as autonomous operating divisions. Each division is currently under one of seven automotive systems groups, two of which, including Intier, are publicly traded companies in which Magna has a controlling interest through voting securities, and five of which are organized among Magna's wholly-owned subsidiaries (including Tesma which was recently privatized). All references to the number of manufacturing facilities and/or product development and engineering facilities operated by a particular automotive group are as of September 30, 2004.

Public Automotive Systems Groups

  •
  Decoma International Inc. — Decoma designs, engineers and manufactures a variety of automotive exterior components and systems, including fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components and systems, sealing and greenhouse systems, and lighting components. Decoma operates 52 manufacturing, engineering and product development facilities (including one multi-group facility) in North America, Europe and Asia.

  •
  Intier Automotive Inc. — Intier is a global full service supplier and integrator of automotive interior and closure components, systems and modules, including cockpit, sidewall, overhead and complete seating systems, seat hardware and mechanisms, floor carpet and vehicle acoustics, cargo management systems, latching systems, window regulator systems, wiper systems, power sliding doors and liftgates, mid-door and door module technologies and electro-mechanical systems. Intier operates 73 manufacturing facilities

    (including one joint venture facility with Magna Steyr) and 15 product development, engineering and testing centres (including one joint venture facility with Magna Steyr and one multi-group facility) in North America, Europe, South America and Asia.

Privatization Proposals

        On October 25, 2004, Magna announced that it had made separate proposals to the respective boards of directors of Decoma, Intier and Tesma, in each case, to acquire all the outstanding Class A Subordinate Voting Shares of each such subsidiary not owned by Magna. In the case of Intier, this Circular is being delivered in connection with the proposed privatization of Intier. Each proposal, which would be implemented by way of a court-approved plan of arrangement under Ontario law, is independent of the others and not conditional on the completion of the others.

        Under those initial proposals, shareholders of Decoma, Intier and Tesma would receive 0.1453, 0.3847 (subsequently changed to 0.41 in the case of Intier) and 0.4388 (subsequently changed to 0.44 in the case of Tesma) of a Magna Class A Subordinate Voting Share for each Class A Subordinate Voting Share of Decoma, Intier and Tesma, respectively. Based on the initial proposal and the volume-weighted average trading price of the Magna Class A Subordinate Voting Shares over the 20 trading days ending October 22, 2004, being the last trading day prior to the announcement of the privatization proposals, the total purchase price for the outstanding Class A Subordinate Voting Shares of each subsidiary not owned by Magna would have been approximately Cdn$300 million, Cdn$250 million and Cdn$700 million for each of Decoma, Intier and Tesma, respectively, or a combined total of approximately Cdn$1.3 billion.

        On February 1, 2005, shareholders of Tesma approved the privatization of Tesma. On February 3, 2005, the Court gave its final approval to the privatization of Tesma. On February 4, 2005, articles of arrangement were filed to give effect to the arrangement of Tesma, with the result that the privatization of Tesma became effective at 12:01 a.m. (Toronto time) on February 6, 2005. Consequently, at that time, Tesma became a wholly-owned subsidiary of Magna. In consideration of Magna's acquisition of all the issued and outstanding Class A Subordinate Voting Shares of Tesma not already owned by it, Magna issued 6,687,709 Magna Class A Subordinate Voting Shares and paid approximately Cdn$127,695,000 to shareholders of Tesma who elected to receive cash consideration and who were entitled to receive cash in lieu of fractional shares. In connection with the privatization of Tesma, Magna also reserved for issuance 643,038 Magna Class A Subordinate Voting Shares issuable to holders of options to acquire Tesma Class A Subordinate Voting Shares under previously granted Tesma options.

        On February 28, 2005, shareholders of Decoma approved the privatization of Decoma. The hearing in respect of Decoma's application for final approval by the Court is expected to take place on or about March 2, 2005. If the Decoma privatization is approved by the Court, it is anticipated that the privatization of Decoma will become effective at 12:01 a.m. (Toronto time) on March 6, 2005 with the result that Decoma will ultimately amalgamate with Magna. If approved by the Court, shareholders of Decoma will be entitled to receive, for each Decoma Class A Subordinate Voting Share held by them, 0.1453 of a Magna Class A Subordinate Voting Share or, at the election of the shareholder, cash equal to 0.1453 multiplied by the volume-weighted average trading price of the Magna Class A Subordinate Voting Shares on the TSX for the five consecutive trading days ending immediately before the effective date of the arrangement of Decoma. The aggregate cash payable to all Decoma shareholders who elect to receive cash consideration cannot exceed Cdn$150 million. If all cash elections by Decoma shareholders electing to receive cash exceed Cdn$150 million, in the aggregate, the amount of cash such shareholders will receive will be proportionately reduced among those shareholders who elected to receive cash. Where the cash amount each shareholder is entitled to receive is so reduced, such holders will receive Magna Class A Subordinate Voting Shares in lieu of the applicable cash amount.

        Based on the number of Decoma Class A subordinate voting shares issued and outstanding as of January 25, 2005 and the volume-weighted average trading price of the Magna Class A Subordinate Voting Shares over the 20 trading days ending October 22, 2004, the total purchase price in respect of the privatization of Decoma would be satisfied by the issuance of approximately 3,275,485 Magna Class A Subordinate Voting Shares, in the event Decoma shareholders receive only share consideration, or approximately 1,623,811 Magna Class A Subordinate Voting Shares and Cdn$150 million in cash, in the event Decoma shareholders elect to receive the maximum amount of cash consideration offered under the proposal to privatize Decoma. In connection with the privatization of Decoma, Magna also expects to reserve for issuance approximately 410,327 Magna Class A Subordinate Voting Shares issuable to holders of options to acquire Decoma Class A subordinate voting shares under previously granted Decoma options.

        Each of the special committees of Tesma and Decoma recommended that their minority shareholders vote in favour of their respective privatization proposals and received opinions from their respective financial advisors that the consideration being offered by Magna was fair, from a financial point of view, to their respective minority shareholders.

Wholly-Owned Automotive Systems Groups

  •
  Magna Steyr — Magna Steyr is the automotive industry's leading assembler of low-volume derivative, specialty and other vehicles for automobile manufacturers. Magna Steyr also provides complete vehicle design, engineering, validation and testing services. Magna Steyr operates five manufacturing and assembly facilities (including one joint venture facility with Intier and seven engineering and testing facilities (including one joint venture facility with Intier and one multi-group facility) in Europe, North America and Asia.

  •
  Magna Drivetrain — Magna Drivetrain, which was formed in early 2004, is one of the world's most advanced developers and suppliers of complete drivetrain technologies, including four-wheel and all-wheel drive systems, as well as axle and suspension modules. Magna Drivetrain operates six manufacturing facilities and two engineering and testing facilities in Europe and North America.

  •
  Magna Donnelly — Magna Donnelly manufactures exterior and interior mirror, interior lighting and engineered glass systems, including advanced electronics. Magna Donnelly operates 25 manufacturing facilities and three engineering and testing facilities in North America, Europe and Asia.

  •
  Cosma International — Cosma International manufactures a comprehensive range of stamped, hydroformed and welded metal body components, assemblies and modules. Cosma International operates 37 manufacturing facilities and 10 engineering and testing facilities in North America, Europe and Asia.

  •
  Tesma International Inc. — Tesma designs, engineers, tests and manufactures engine, transmission and fueling components, assemblies, modules and systems for cars and light trucks. Tesma operates 28 manufacturing facilities in North America, Europe, Asia and South America, as well as five focused tooling, design and research and development centres supporting its three product technologies groups — Tesma Engine Technologies, Tesma Transmission Technologies and Tesma Fuel Technologies.

        For financial reporting purposes, Magna Steyr's results and Magna Drivetrain's results are reported as one financial reporting segment, and Magna Donnelly's results and Cosma International's results are reported in Magna's "Other Automobile Operations" financial reporting segment.

Customers

        In North America, Magna's primary customers are the "big three" North American automobile manufacturers and their North American operating divisions and subsidiaries, which are General Motors (including Isuzu and Suzuki), DaimlerChrysler (including Mitsubishi) and Ford (including Mazda). Magna's North American customers also include certain North American subsidiaries of foreign-based automobile manufacturers, such as Honda, BMW, Toyota, Volkswagen and Nissan. Magna's North American consolidated production sales accounted for approximately 55% and 58% of its consolidated sales for each of fiscal 2003 and fiscal 2002, respectively. Magna's North American consolidated production sales accounted for approximately 48% and 56% of its consolidated sales for each of the nine-month periods ended September 30, 2004 and 2003, respectively.

        In Europe, Magna's customers include most of the significant automobile manufacturers, such as DaimlerChrysler (including Mitsubishi), General Motors and its European affiliates (including Opel and Saab), Ford and its European affiliates (including Jaguar, Volvo and Land Rover), BMW, Volkswagen (including Audi,

Skoda and SEAT), Renault/Nissan, Fiat, Toyota and Honda. Magna's European consolidated production and assembly sales accounted for approximately 35% and 30% of its consolidated sales for fiscal 2003 and fiscal 2002, respectively, and have increased, principally through acquisitions and also through internal growth, from $79 million in fiscal 1993 to approximately $5.4 billion in fiscal 2003. Magna's European consolidated production and assembly sales accounted for approximately 45% and 35% of its consolidated sales for each of the nine-month periods ended September 30, 2004 and 2003, respectively.

        Worldwide sales to DaimlerChrysler, General Motors and Ford represented approximately 28%, 24% and 19%, respectively, of Magna's consolidated sales in fiscal 2003.

Non-Automotive Operations

        Until August 29, 2003, Magna had non-automotive operations, which were conducted through MEC. MEC is North America's number one owner and operator of thoroughbred racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. Magna transferred its controlling equity interest in MEC to MID in connection with the reorganization and subsequent spin-off of MID. Since the spin-off transaction, Magna no longer has any significant non-automotive operations.

Details of Magna Class A Subordinate Voting Shares and Magna Class B Shares

        Magna's authorized share capital consists of an unlimited number of Magna Class A Subordinate Voting Shares, 1,412,341 Magna Class B Shares and 99,760,000 Magna Preference Shares, issuable in series, all with no par value. As of February 22, 2005, a total of 102,589,522 Magna Class A Subordinate Voting Shares and 1,093,983 Magna Class B Shares were outstanding. No Magna Preference Shares are issued or outstanding.

        The following is a brief description of the significant attributes of Magna's authorized share capital and is qualified in its entirety by reference to the detailed provisions in Magna's charter documents. The attributes of the Magna Class A Subordinate Voting Shares, Magna Class B Shares and Magna Preference Shares are set out in Magna's charter documents, which includes Magna's corporate constitution.

Magna Class A Subordinate Voting Shares

        The holders of Magna Class A Subordinate Voting Shares are entitled:

  •
  to one vote for each Magna Class A Subordinate Voting Share held (together with the holders of Magna Class B Shares, which are entitled to vote at such meetings on the basis of 500 votes per Magna Class B Share held) at all meetings of Magna shareholders, other than meetings of the holders of another class or series of shares;

  •
  to receive, on a pro rata basis with the holders of Magna Class B Shares, any dividends (except for stock dividends) that may be declared by Magna's board of directors, subject to the preferential rights attaching to shares ranking in priority to Magna Class A Subordinate Voting Shares and Magna Class B Shares; and

  •
  to receive, after the payment of Magna's liabilities and subject to the rights of the holders of Magna shares ranking in priority to Magna Class A Subordinate Voting Shares and Magna Class B Shares, on a pro rata basis with the holders of Magna Class B Shares, all Magna property and net assets available for distribution in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of assets among Magna shareholders for the purpose of winding-up Magna's affairs.

        Under present law, any offer to purchase Magna Class B Shares, whether by way of a public offer or private transaction and regardless of the offered price, would not necessarily result in an offer to purchase Magna Class A Subordinate Voting Shares. Accordingly, holders of Magna Class A Subordinate Voting Shares do not have a right to participate if a takeover bid is made for Magna Class B Shares.

Magna Class B Shares

        The holders of Magna Class B Shares are entitled:

  •
  to 500 votes for each Magna Class B Share held (together with the holders of Magna Class A Subordinate Voting Shares, which are entitled to vote at such meetings on the basis of one vote per Magna Class A Subordinate Voting Share held) at all meetings of Magna shareholders, other than meetings of the holders of another class or series of shares;

  •
  to receive, on a pro rata basis with the holders of Magna Class A Subordinate Voting Shares, any dividends (except for stock dividends) that may be declared by the Magna board of directors, subject to the preferential rights attaching to shares ranking in priority to Magna Class B Shares and Magna Class A Subordinate Voting Shares;

  •
  to receive, after the payment of all Magna's liabilities and subject to the rights of the holders of Magna shares ranking in priority to Magna Class B Shares and Magna Class A Subordinate Voting Shares, on a pro rata basis with the holders of Magna Class A Subordinate Voting Shares, all Magna property and net assets available for distribution in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of assets among Magna shareholders for the purpose of winding-up Magna's affairs; and

  •
  to convert Magna Class B Shares into Magna Class A Subordinate Voting Shares, on a one-for-one basis.

Stock Dividends

        Magna's Board of Directors may declare a simultaneous dividend payable on Magna Class A Subordinate Voting Shares in Magna Class A Subordinate Voting Shares and payable on Magna Class B Shares in Magna Class A Subordinate Voting Shares or in Magna Class B Shares. No dividend payable in Magna Class B Shares may be declared on Magna Class A Subordinate Voting Shares.

Auditors, Transfer Agent and Registrar

        The auditors of Magna are Ernst & Young LLP.

        The transfer agent and registrar for Magna Class A Subordinate Voting Shares and Magna Class B Shares is Computershare Trust Company of Canada, at its principal offices in Toronto, Ontario. The co-transfer agent and co-registrar for Magna Class A Subordinate Voting Shares in the United States is Computershare Trust Company, Inc., at its offices in Golden, Colorado.

Documents Incorporated by Reference

        The following documents of Magna filed with the Ontario Securities Commission or similar regulatory authority in each of the provinces and territories of Canada are specifically incorporated by reference in this Circular:

  (a)
  material change report of Magna dated February 7, 2005, relating to the shareholder approval and final court approval of Magna's privatization of Tesma;

  (b)
  material change report of Magna dated October 29, 2004 relating to the proposed Arrangement and Magna's proposed privatization transactions involving Decoma and Tesma;

  (c)
  management's discussion and analysis for the period ended September 30, 2004;

  (d)
  unaudited interim consolidated financial statements of Magna and the notes thereto contained in the interim report to the shareholders for the three and nine-month periods ended September 30, 2004;

  (e)
  material change report of Magna dated August 20, 2004 relating to the announcement that Mark Hogan had joined Magna as President;

  (f)
  material change report of Magna dated May 17, 2004 relating to the announcement by Magna and DaimlerChrysler Corporation that they had signed an agreement by which Magna would acquire the worldwide operations of DaimlerChrysler Corporation's wholly-owned subsidiary, New Venture Gear, Inc.;

  (g)
  annual information form of Magna dated May 17, 2004;

  (h)
  management information circular of Magna dated March 26, 2004 relating to the annual meeting of shareholders of Magna held on May 6, 2004, other than the sections entitled "Corporate Governance and Compensation Committee", "Report on Executive Compensation", "Shareholder Performance Review Graph" and "Statement of Corporate Governance Practices";

  (i)
  material change report of Magna dated January 20, 2004 relating to the resignation of Ms. Belinda Stronach as President and Chief Executive Officer and as a director of Magna and the appointment of Mr. Frank Stronach as Interim President;

  (j)
  management's discussion and analysis for the year ended December 31, 2003; and

  (k)
  audited annual consolidated financial statements of Magna and the notes thereto for the financial years ended December 31, 2003 and December 31, 2002.(1)

(1)
In December 2003, the Canadian Institute of Chartered Accountants issued Handbook Section 3110, "Asset Retirement Obligations", which establishes the standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. Magna and Intier adopted these new recommendations effective January 1, 2004 on a retroactive basis. The retroactive changes to Magna's and Intier's consolidated balance sheets as at December 31, 2003 are disclosed in note 2[b] of the notes to Magna's unaudited interim consolidated financial statements and in note 4 of the notes to Intier's unaudited interim consolidated financial statements contained in each case in their respective interim reports to shareholders for the three and nine-month periods ended September 30, 2004. The retroactive changes to Magna's and Intier's consolidated balance sheets as at December 31, 2002 are not materially different than the December 31, 2003 changes. The impact of this accounting policy change on reported net income for the years ended December 31, 2003 and 2002 was not material.

        Any documents of Magna of the type referred to above (excluding confidential material change reports) filed with a securities commission or similar regulatory authority in Canada on or after the date of this Circular and prior to the Meeting will also be deemed to be incorporated by reference into this Circular.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

ADDITIONAL INFORMATION REGARDING INTIER —
DOCUMENTS INCORPORATED BY REFERENCE

        The following documents of Intier filed with the Ontario Securities Commission or similar regulatory authority in each of the provinces and territories of Canada are specifically incorporated by reference in this Circular:

  (a)
  material change report of Intier dated February 9, 2005 in respect of the execution of the Arrangement Agreement by Magna and Intier;

  (b)
  material change report of Intier dated October 25, 2004 in respect of the proposal received by Intier from Magna to effect the Arrangement;

  (c)
  Intier's press release of February 24, 2005 announcing its 2004 fourth quarter and year to date results which were filed on SEDAR;

  (d)
  management's discussion and analysis for the period ended September 30, 2004;

  (e)
  unaudited interim consolidated financial statements of Intier and the notes thereto contained in the interim report to the shareholders for the three and nine-month periods ended September 30, 2004;

  (f)
  annual information form of Intier dated May 18, 2004 on Form 20-F;

  (g)
  management's discussion and analysis for the years ended December 31, 2003 and December 31, 2004; and

  (h)
  audited annual consolidated financial statements of Intier and the notes thereto for the years ended December 31, 2003, and December 31, 2002.(2)

(2)
Refer to note (1) on page 57

        Any documents of Intier of the type referred to above (excluding press releases and confidential material change reports) filed with a securities commission or similar regulatory authority in Canada on or after the date of this Circular and prior to the Meeting will also be deemed to be incorporated by reference into this Circular.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

AVAILABILITY OF PUBLIC DISCLOSURE DOCUMENTS

        Copies of the documents incorporated by reference in this Circular under the headings "Information Concerning Magna — Documents Incorporated by Reference" and "Additional Information Regarding Intier — Documents Incorporated by Reference" may be obtained on request without charge from the Secretary of Magna or the Secretary of Intier, as the case may be, or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

INTIER EXECUTIVE COMPENSATION INFORMATION

Summary Compensation Table

        The following table sets forth a summary of all annual, long-term and other compensation earned for services in all capacities to the Corporation, its subsidiaries and other entities in which the Corporation has an interest, in respect of its three most recently completed fiscal years since the Corporation became a reporting issuer with respect to individuals who were, as at December 31, 2004, the Chief Executive Officer and the four other most highly compensated executive officers (collectively, the "Named Executive Officers") of the Corporation.

		Annual Compensation					Long-Term Compensation
Name and Principal Position	Financial Year	Salary		Bonus		Other Annual Compensation(1)	Securities Under Options Granted	All Other Compensation

Donald J. Walker(2) President, Chief Executive Officer and Chairman	2004 2003 2002	$ $ $	315,000 315,000 315,000	$ $ $	5,206,540 2,870,002 4,300,628	— — —	— 150,000 —		— — —

Klaus Iffland(3) President, Intier Europe	2004 2003	$ $	249,071 31,055	$ $	560,399 59,037	— —	— 50,000		— —

Michael E. McCarthy Executive Vice-President and Chief Financial Officer	2004 2003 2002	$ $ $	110,000 110,000 110,000	$ $ $	646,687 460,000 340,000	— — —	— 25,000 50,000		— — —

Scott Paradise(4) Executive Vice-President, Sales and Marketing	2004 2003 2002	$ $ $	100,000 100,000 100,000	$ $ $	586,605 425,000 400,000	— — —	— 20,000 30,000		— — —

Karl Steiner(5) Executive Vice-President, Sales, Europe	2004 2003 2002	$ $ $	142,615 129,694 108,290	$ $ $	277,605 288,421 242,722	— — —	— 8,000 20,000	$	— — 204,783

(1)
Perquisites and other personal benefits do not exceed the lesser of Cdn$50,000 and 10% of the total annual salary and bonus for each of the designated Named Executive Officers.

(2)
Mr. Walker commenced employment with the Corporation on February 21, 2001. Mr. Walker's employment contract provides that he is entitled to an annual cash bonus equal to 2% of the Corporation's pre-tax profits before profit sharing, social commitment and corporate bonus obligations, subject to a minimum bonus in 2002 of eighty percent of the annual bonus he would have received under his former employment contract with Magna.

(3)
Mr. Iffland commenced employment with a European affiliate of the Corporation on November 17, 2003. Mr. Iffland was compensated in Euros during 2003 and 2004. His compensation has been converted at the rate of Euro 0.794 = $1.00 and Euro 0.803 = $1.00, the average rates during his employment in 2003 and 2004, respectively.

(4)
Mr. Paradise was neither directly employed nor compensated by the Corporation during 2002, 2003 and 2004, but was compensated by a Detroit-based sales representation company. Mr. Paradise's compensation paid by the sales representation company has been fully apportioned to the Corporation as he provided (through the sales representation company) all his services to the Corporation and its subsidiaries during such years.

(5)
Mr. Steiner was compensated in Euros during 2002, 2003 and 2004. His compensation has been converted at the rate of Euro 1.058 = $1.00, Euro 0.883 = $1.00 and 0.803 = $1.00, respectively, the average rate during those years.

        Under a life insurance policy assumed and maintained by the Corporation for Mr. Walker, which was originally provided by Magna in fiscal 1993, the Corporation is entitled to receive the accumulated cash value with respect to such policy and the specified death benefit payable under the policy on his death is to be paid to the beneficiaries designated by him.

Stock Option Plans, Grants and Exercises

        Effective July 30, 2001, the Corporation adopted the Intier Stock Option Plan in order to provide incentive stock options and stock appreciation rights in respect of its Intier Class A Subordinate Voting Shares to Eligible Directors, officers and employees of the Corporation and its subsidiaries and to persons engaged to provide management or consulting services to the Corporation and its subsidiaries. Each option is exercisable in such manner as determined at the time of the grant, and the options granted will be for terms not exceeding ten years. Under the Intier Stock Option Plan, the Corporation does not provide any financial assistance to participants in order to facilitate the purchase of Intier Class A Subordinate Voting Shares thereunder. The maximum number of shares for which options and stock appreciation rights may be granted under the Intier Stock Option Plan is six million Intier Class A Subordinate Voting Shares, subject to certain adjustments. The option price is to be established at the time of the grant, but cannot be less than the closing price of Intier's Class A Subordinate Voting Shares on the TSX (with respect to options denominated in Canadian dollars) or on NASDAQ (with respect to options denominated in U.S. dollars) on the trading day immediately prior to the date of the grant.

        As at December 31, 2004, options to purchase an aggregate of 3,417,900 Intier Class A Subordinate Voting Shares at prices ranging from Cdn$21.00 to Cdn$29.40 and $13.72 to $18.78 per share were outstanding under Intier's Stock Option Plan. The vesting period for each grant to the Corporation's employees, officers and directors is 5 years, with the expiration dates ranging from July 31, 2010 to July 31, 2012. There were no options granted to the Named Executive Officers or any other persons under the Intier Stock Option Plan during the financial year ended December 31, 2004.

        The following table provides certain information with respect to options for securities of the Corporation exercised by the Named Executive Officers during fiscal 2004 as well as the fiscal 2004 year end option values of all options granted to such persons up to December 31, 2004:

Named Executive Officers' Aggregate Option Exercises During the Financial Year Ended December 31, 2004 and Financial Year-End Option Values
			Unexercised Options at December 31, 2004(1)		Value of Unexercised in-the-Money Options at December 31, 2004(2)
Name	Class A Subordinate Voting Shares Acquired on Exercise (#)	Aggregate Value Realized on Exercise ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)

Donald J. Walker	—	—	860,000	290,000	Cdn$13,314,400	Cdn$4,381,600

Michael E. McCarthy	—	—	80,000	45,000	Cdn$1,056,200	Cdn$561,300

Klaus Iffland	—	—	20,000	30,000	$287,600	$431,400

Scott Paradise	—	—	38,500	28,000	$613,665	$427,280

Karl Steiner	1,000	$3,460	30,200	16,800	$497,966	$262,744

(1)
Intier Class A Subordinate Voting Shares are the only securities for which options have been granted under Intier's Stock Option Plan.

(2)
The Class A Subordinate Voting Share closing price on December 31, 2004 on the TSX was Cdn$36.59 and on Nasdaq was $31.65. Options granted to date to Messrs. Walker and McCarthy are denominated in Canadian dollars and options granted to date to Messrs. Iffland, Paradise and Steiner are denominated in U.S. dollars.

Pension Plans

        None of the executive officers, including the Named Executive Officers, participate in any Magna or Corporation provided pension plans, including the Corporation's Canadian and U.S. defined benefit pension plans.

Employment Contracts

        Prior to completion of the Corporation's initial public offering, the Corporation entered into an employment contract with Mr. Walker in connection with his agreement to serve as President and Chief Executive Officer of Intier commencing February 21, 2001 and continuing until terminated in accordance with its provisions. Mr. Walker's employment contract provides for a base salary of $315,000 per annum and an annual cash bonus equal to 2% of the Corporation's pre-tax profits before profit sharing, social commitment and corporate bonus obligations. His employment contract also provides for maintenance of the ownership of a declining minimum number of Intier Class A Subordinate Voting Shares by Mr. Walker, certain insurance and other fringe benefits, and certain confidentiality and non-competition obligations. The agreement also contains a termination provision permitting Mr. Walker's employment to be terminated by the Corporation by giving advance written notice of termination for a prescribed period of time or by paying a retiring allowance to Mr. Walker. Mr. Walker may also voluntarily resign his employment with the Corporation with notice. No notice or severance payment is required for a termination for just cause or on the voluntary resignation of Mr. Walker.

        The employment contract or arrangement for Mr. McCarthy generally provides for a base salary, annual cash bonuses based on a specified percentage of the pre-tax profits before profit sharing of the Corporation with, in certain cases, the provision for minimum fixed bonuses in certain periods, the maintenance of the ownership of a minimum number of Intier Class A Subordinate Voting Shares, confidentiality obligations and non-competition restrictions. Mr. McCarthy's employment contract provides that employment may be terminated by the Corporation either by giving advance written notice of termination for a minimum time period or by paying a retiring allowance or making a payment in lieu thereof.

        Mr. Iffland has an employment contract with a European subsidiary of the Corporation which provides for a base salary, an annual bonus based on a specified percentage of the adjusted earnings before interest and taxes of Intier's European operations (with certain contractually guaranteed bonuses in respect of fiscal 2004 and 2005), the maintenance of the ownership of a minimum number of Intier Class A Subordinate Voting Shares; the provision of a company car, life insurance and disability benefits, and confidentiality obligations, non-solicitation and non-competition restrictions. The employment contract also provides that Mr. Iffland's employment may be terminated by giving advance written notice of termination for a minimum time period during which Mr. Iffland's salary and bonus will continue to be paid.

        Mr. Steiner has an employment contract with a European subsidiary of the Corporation which provides for a base salary, an annual bonus based on a specified percentage of the adjusted earnings before interest and tax of Intier's European operations (with certain contractual guaranteed bonuses in respect of fiscal 2002 and 2003), the maintenance of the ownership of a minimum number of Intier Class A Subordinate Voting Shares; the provision by the European subsidiary of a company car as well as life insurance and disability insurance benefits for Mr. Steiner, confidentiality obligations, and non-solicitation and non-competition restrictions. The employment contract also provides that the employment may be terminated by giving advance written notice of termination for a minimum time period during which time Mr. Steiner's salary and bonus will continue to be paid.

        In his capacity as Executive Vice-President, Sales and Marketing, Mr. Paradise does not have any employment contract with, nor did he receive any direct remuneration from Intier during fiscal 2004. Mr. Paradise was compensated during fiscal 2004, 2003 and 2002 by a Detroit-based sales representation company.

        No payments are required to be made under any employment contracts with the Named Executive Officers in the event of a change in the control of the Corporation. The maximum total amount payable by the Corporation to the Named Executive Officers pursuant to such contracts for severance is approximately $8.3 million in the aggregate.

Directors' Compensation

        For calendar 2004, each Eligible Director was paid (or was eligible to be paid) as remuneration for his services as a director of the Corporation, the amounts set out below:

Annual Board Retainer (total)	$30,000
Cash (maximum)	$15,000
Intier Class A Subordinate Voting Shares	$15,000
Lead Director Fee	$15,000
Annual Committee Retainer	$7,500
Annual Committee Chair Retainer
Audit/Corporate Governance and Compensation Committees	$15,000
Health and Safety, and Environmental Committee	$6,000
Per Meeting Fee
(Board and Committees)	$1,500
Written Resolutions Fee (per resolution)	$250
Board/Committee Work Day Fee	$2,000
Travel Day Fee(1)	$2,000

(1)
Eligible Directors are also entitled to be reimbursed for travel and other expenses incurred by them in attending meetings of the Board or any committee.

        Under Intier's Stock Option Plan, existing members of the Intier Board who are not the Corporation's employees received a grant of options for 10,000 Intier Class A Subordinate Voting Shares effective upon election as a director and a new grant of options will be made following the completion of each five continuous years of service as a member of the Intier Board. The director options vest 20% on the date of grant and 20% on each of the next four anniversary dates of the date of grant. The Intier Board recently approved that all outside directors of Intier will be entitled, as of the Effective Time, to the immediate vesting of unvested options and the right to exercise all such options during the 12-month period commencing on the Effective Time. Mr. Wolf was also granted an additional 50,000 options to acquire Intier Class A Subordinate Voting Shares at a price of $13.72 per share in conjunction with the Corporation's initial public offering in addition to the 10,000 options he received as a member of the Board.

Corporate Governance and Compensation Committee

        The Corporate Governance and Compensation Committee of the Board is comprised of Messrs. Lumley (Chairman), Davis, Galifi and Lataif, the majority of whom are not employees, officers or former officers of the Corporation or its affiliates. Messrs. Lumley and Davis served on the committee during 2004. Mr. Galifi replaced Ms. Belinda Stronach on February 23, 2004 and Mr. Lataif was appointed as an additional member on March 25, 2004. The committee meets as required to review and make recommendations to the Board on the compensation of, and material contractual matters involving, the President and Chief Executive Officer and to review recommendations of the President and Chief Executive Officer regarding compensation for the other executive officers of the Corporation. The committee also has certain other responsibilities including the administration of the Intier Stock Option Plan and the Canadian and U.S. pension plans, and is generally responsible for developing the Corporation's approach to corporate governance issues and assessing the effectiveness of the system of corporate governance at the Corporation as a whole, and other matters.

Report on Executive Compensation

        The Corporation's heritage as a Magna subsidiary means that it has adopted Magna's unique, entrepreneurial corporate culture which has evolved since Magna's founding approximately four decades ago. There are several key elements of this entrepreneurial culture. Firstly, the Corporation consistently emphasizes decentralization, which provides management with a high degree of autonomy at all levels of operation and which increases Intier's flexibility, customer responsiveness and productivity. Secondly, incentive-based compensation (such as variable profit-based bonuses and stock option grants) represents in most cases the majority of each senior manager's total compensation package. Under this variable compensation "risk and reward" philosophy, operational and corporate management have the incentive to emphasize consistent medium- and long-term profitability in order to provide such individuals with the potential to earn higher compensation than other management in comparable positions within the Corporation's industry peer group. In contrast, during periods of cyclical downturns, management compensation is reduced. The grant of stock options with longer term vesting provisions to senior corporate and operational management and the inclusion of minimum share maintenance provisions in their employment agreements also provide additional incentives to management to increase the Corporation's share price and create shareholder value. Finally, the Corporate Constitution attempts to balance the interests of shareholders, employees and management, defines the rights of employees (including management) and investors to participate in the Corporation's profits and growth and reflects certain of the entrepreneurial operational and compensation philosophies which attempt to align employee, management and shareholder interests. These operational and compensation philosophies and the Corporate Constitution enable the Corporation to maintain an entrepreneurial environment which encourages management and employee productivity, ingenuity and innovation.

        It is the committee's objective to enable this entrepreneurial culture to continue to flourish, and it therefore intends to continue to apply Magna's long established compensation philosophies, which have been essential to Intier's continued success and its ability to attract, retain and motivate skilled, entrepreneurial employees at all levels of the Corporation's organization, as well as to maintain the alignment of shareholder and employee interests and create shareholder value.

        In order to achieve this objective and consistent with the concepts reflected in the Corporate Constitution, certain managers who have senior operational or corporate responsibilities receive a remuneration package consisting of a base salary (which generally is lower than comparable industry standards) and an annual incentive bonus based on direct profit participation at the operating or corporate level at which such manager is involved. All other eligible Canadian, U.S., U.K. and Austrian employees of Intier historically participated in the Magna Employee Equity Participation and Profit Participation Program, which consists of a combination of a deferred profit sharing plan, employee pension plans in certain jurisdictions and cash payments to employees. Effective fiscal 2002, the Corporation established its own Employee Equity Participation and Profit Participation Program for such employees in lieu of their participation in the Magna program, whereby the Corporation contributes or allocates ten per cent (10%) of the Corporation's Employee Pre-Tax Profits Before Profit Sharing to such program.

        The committee applies the following criteria in determining or reviewing recommendations for compensation for executive officers:

  Base Salaries.    Base salaries should be at levels generally below base salaries for comparable positions within a comparator group of North American industrial companies which have global businesses and are not generally increased on an annual basis. Fixed compensation costs are therefore minimized in cyclical or other down periods, with financial rewards coming principally from variable incentive cash compensation and long-term incentive compensation. See "Summary Compensation Table" above.

  Incentive Compensation.    The amount of direct profit participation of management and therefore the amount of compensation "at risk" increases with the level of performance and/or responsibility. Due to the variable nature of profit participation, incentive cash compensation is generally reduced in cyclical or other down periods due to reduced profits. As a result, senior management has an incentive to emphasize consistent growth in profitability over the medium- to long-term to ensure stable levels of annual compensation. Total cash bonuses for fiscal 2004 paid to the Named Executive Officers represented on average more than 88.8% of such individuals' total cash compensation and reflects the improved financial performance of the Corporation and the overall performance of management during fiscal 2004.

  Under the Corporate Constitution, the aggregate incentive bonuses paid and payable to "Corporate Management" (which includes the Named Executive Officers and other executive officers of the

  Corporation) in respect of any financial year shall not exceed 6% of the Corporation's Pre-Tax Profits Before Profit Sharing for such year.

  Long-Term Incentives.    Minimum stock ownership has been required of all direct profit participators (including executive officers) for many years at Magna and has been continued at Intier. In addition, stock option grants to senior corporate and operating management have been made in order to encourage members of corporate and operational management to remain with Intier over the longer term, thereby promoting management stability, and further attempting to align management's interests with those of the Corporation's shareholders and encourage the enhancement of shareholder value. The stock option agreements for the most recent tranche of options granted in December 2003 provide that a portion of the net after-tax gains on exercise be included for purposes of determining the optionees' minimum share ownership requirements under their employment contract.

  Written Employment Contracts.    The Corporation generally utilizes written employment contracts with its executive officers to reflect the terms of their employment, including compensation, severance, stock maintenance, confidentiality and non-competition arrangements. Prior to the renewal and/or material amendment of each such agreement, the committee intends to review the executive officer's compensation in the context of the Corporation's historical compensation philosophies and policies, such officer's individual performance and relevant comparators, with the objective of ensuring that such compensation is commensurate with the Corporation's performance and is primarily "at risk" and incentive based. The committee will conduct a review every two years with its external compensation consultants of comparison compensation as well as its compensation criteria and overall approach to ensure the continued competitiveness of its total compensation and effectiveness in achieving its compensation objectives.

        In respect of the year 2004, the Corporate Governance and Compensation Committee met on five occasions to, among other matters:

  (i)
  receive the report of the President and Chief Executive Officer on 2004 compensation payable to senior management of the Corporation and certain of its subsidiaries;

  (ii)
  review and consider the President and Chief Executive Officer's report on succession planning and senior management performance;

  (iii)
  conduct a review of the adequacy and competitiveness of the compensation of senior management with reference to the report of a third party consultant; and

  (iv)
  review and approve the amended variable profit percentages and bonuses of certain members of senior management of the Corporation and its subsidiaries based on the recommendations of the Chief Executive Officer and the findings of the above-referenced compensation report.

        The committee conducted an extensive review of the salary, bonus and benefits compensation of the Corporation's senior management, including the Named Executive Officers, with a view to assessing the adequacy and competitiveness of such arrangements. Based upon a review and consideration of the Corporation's established compensation principles outlined above, the committee reviewed and approved the President and Chief Executive Officer's recommendations with respect to certain amendments to the variable profit percentages and bonuses of certain members of senior management of the Corporation including certain of the Named Executive Officers. Having given effect to these recommendations, the committee is of the view that the 2004 compensation arrangements for such members of senior management are, in the aggregate, adequate and competitive with current industry standards.

        The terms of Mr. Walker's annual compensation and other compensation referred to in the Summary Compensation Table reflect the compensation and benefits provided to him under his employment contract with the Corporation which was entered into in fiscal 2001 prior to the Corporation's initial public offering. The term of Mr. Walker's employment contract is of an indefinite duration.

        The Corporation believes that its continued strong, profitable growth positions it for long-term growth in shareholder value, and justifies competitive financial rewards for executive officers which are primarily contingent on the continued profitability of the Corporation.

SHAREHOLDER PERFORMANCE REVIEW GRAPH

        The following graph compares the total cumulative shareholder return (including dividends) until December 31, 2004 for Cdn$100 invested in Intier Class A Subordinate Voting Shares on August 9, 2001, being the date of the completion of the Corporation's initial public offering, with the cumulative total return of the S&P/TSX Composite Index for the same period. The December 31, 2004 values of each investment are based on share price appreciation or depreciation plus dividend reinvestment.

Value of Cdn$100 invested on August 9, 2001

	August 9, 2001		December 31, 2001		December 31, 2002		December 31, 2003		December 31, 2004

Intier Automotive Class A Subordinate Voting Shares	Cdn$	100.00	Cdn$	93.16	Cdn$	82.39	Cdn$	112.09	Cdn$	176.71

S&P/TSX Composite Index	Cdn$	100.00	Cdn$	100.45	Cdn$	85.96	Cdn$	111.66	Cdn$	127.83

        The total cumulative shareholder return for Cdn$100 invested in Intier Class A Subordinate Voting Shares at December 31, 2004 was Cdn$176.71 compared to Cdn$127.83 for the S&P/TSX Composite Index.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

        None of the current or former directors, executive officers, senior officers or employees of the Corporation or its subsidiaries, nor any associates of such persons, were indebted at any time during fiscal 2004, to the Corporation or its subsidiaries in connection with the purchase of securities of the Corporation or its subsidiaries. As of February 18, 2005, the aggregate amount of indebtedness to the Corporation or its subsidiaries incurred other than in connection with the purchase of securities of the Corporation or its subsidiaries, excluding routine indebtedness, was approximately $64,000 in the case of employees of the Corporation and its subsidiaries. Excluding routine indebtedness, as of February 18, 2005, none of the current or former directors, executive officers and senior officers of the Corporation, nor any associates of such persons, were indebted to the Corporation or its subsidiaries.

CORPORATE GOVERNANCE

        After the Effective Time, the Corporation intends to delist the Intier Class A Subordinate Voting Shares from the TSX and NASDAQ, to cause the Corporation to cease to be a reporting issuer under applicable Canadian securities laws in each province in which it is a reporting issuer and to cease to be a registrant with the United States Securities and Exchange Commission. Following the completion of the Arrangement, the Corporation will govern itself in a manner consistent with its status as a wholly-owned subsidiary of Magna.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The auditors of the Corporation are Ernst & Young LLP.

        The transfer agent and registrar for the Intier Class A Subordinate Voting Shares is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario. The co-transfer agent and co-registrar for the Intier Class A Subordinate Voting Shares is Computershare Trust Company Inc., at its offices in Golden, Colorado.

LEGAL MATTERS

        Torys LLP, Canadian and U.S. legal counsel to Intier, has advised Intier with respect to certain legal matters disclosed in this Circular. Davies Ward Phillips & Vineberg LLP has advised the Special Committee with respect to certain legal matters relating to the Arrangement, including the Arrangement Agreement and the Plan of Arrangement.

        As at the date of this Circular, partners and associates of Torys LLP and Davies Ward Phillips & Vineberg LLP, respectively, owned beneficially, directly or indirectly, less than 1% of the Intier Class A Subordinate Voting Shares.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        The Corporation participates with Magna and its subsidiaries in the purchase of directors' and officers' liability insurance, which provides, among other things, coverage for executive liability of up to $295 million per occurrence and in the aggregate for all claims made during each year of the applicable policy period (currently August 1, 2004 to August 1, 2005), for directors and officers of the Corporation and its affiliates (including Magna), subject to a $5 million aggregate deductible for securities claims and a $1 million aggregate deductible for all other claims for executive indemnification. This policy does not provide coverage for losses arising from the breach of fiduciary responsibilities under statutory or common law or from the violation or enforcement of pollution laws and regulations. Intier's allocation of the premium payable for the executive indemnification portion of this insurance policy is approximately Cdn$1,246,824 for the August 1, 2004 to August 1, 2005 policy period.

OTHER BUSINESS

        Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action to the Meeting, other than those described in the Notice.

AUDITORS' CONSENT

        We have read the Intier Automotive Inc. ("Intier") management information circular/proxy statement (the "Circular") dated March 7, 2005 relating to the Arrangement (as defined in the Circular). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the Circular of (i) our report dated February 17, 2004 to the shareholders of Intier on the consolidated balance sheets of Intier as at December 31, 2003 and 2002 and the consolidated statements of income and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003 and (ii) our report dated February 26, 2004 to the shareholders of Magna International Inc. ("Magna") on the consolidated balance sheets of Magna as at December 31, 2003 and 2002 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003.

Toronto, Ontario	(Signed) ERNST & YOUNG LLP
March 7, 2005	Chartered Accountants

CONSENT OF RBC DOMINION SECURITIES INC.

DATED at Toronto, Ontario, Canada this 7th day of March, 2005.

To:   The Board of Directors of Intier Automotive Inc. ("Intier")

        We refer to the valuation and opinion dated February 9, 2005 (the "Valuation" and "Opinion"), which we prepared for the Special Committee of Intier's Board of Directors for the Arrangement (as defined in Intier's Management Information Circular/Proxy Statement dated March 7, 2005). We consent to the filing of the Valuation and Opinion with the Ontario and Quebec securities commissions (and other applicable securities regulatory authorities) and the inclusion of the Valuation and Opinion, and all references thereto, in this document.

(Signed) RBC DOMINION SECURITIES INC.

CONSENT OF TORYS

DATED at Toronto, Ontario, Canada this 7th day of March, 2005.

        To:   The Board of Directors of Intier Automotive Inc.

        We consent to the inclusion of our name and opinions in the sections entitled "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations" in this document.

(Signed) TORYS LLP

APPROVAL AND CERTIFICATE

        The contents and mailing of this Circular have been approved by the Intier Board. This Circular contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Intier has no knowledge of any material information concerning Magna, or concerning the Magna Class A Subordinate Voting Shares, that has not been generally disclosed.

        DATED at Newmarket, Ontario, this 7th day of March, 2005.

(Signed) DONALD J. WALKER Chairman, President and Chief Executive Officer	(Signed) MICHAEL E. MCCARTHY Executive Vice President and Chief Financial Officer
On behalf of the Intier Board
(Signed) LAWRENCE WORRALL Director	(Signed) NEIL G. DAVIS Director

EXHIBIT A
ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
the plan of arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario) involving Intier Automotive Inc. ("Intier"), the full text of which is attached as Exhibit C to the Management Information Circular/Proxy Statement (the "Circular") of Intier dated March 7, 2005, as the same may be or may have been modified or amended, is hereby authorized, approved and adopted;

2.
notwithstanding that this resolution has been passed by the Shareholders (as defined in the Circular) or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Intier are hereby authorized and empowered without further notice to, or approval of, the Shareholders (i) to amend the arrangement agreement entered into between Intier and Magna International Inc. on February 9, 2005 (the "Arrangement Agreement") or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement; and

3.
any one or more officers of Intier is/are hereby authorized and directed, for and on behalf of Intier (and whether under the corporate seal of Intier or otherwise), to execute and to deliver Articles of Arrangement, all such other agreements, instruments, certificates, amendments and other documents, and to perform or cause to be performed all such other acts and things as such officer(s) may determine to be required, necessary or desirable in order to implement the Arrangement or otherwise give effect to the foregoing resolutions and the matters authorized hereby; and the execution of any such agreement, instrument, certificate, amendment or other document or the performance of any such act or thing shall be conclusive evidence of such determination by such officer(s).

A-1

EXHIBIT B
ARRANGEMENT AGREEMENT

         MAGNA INTERNATIONAL INC.
and
INTIER AUTOMOTIVE INC.

ARRANGEMENT AGREEMENT
February 9, 2005

Page
ARTICLE 1
INTERPRETATION		3
1.1	Definitions	3
1.2	Currency	5
1.3	Sections and Headings	5
1.4	Interpretation	5
1.5	Entire Agreement	5
1.6	Time of Essence	5
1.7	Applicable Law	5
1.8	Severability	6
1.9	Successors and Assigns	6
1.10	Amendment and Waivers	6
1.11	Business Day	6
1.12	Exhibit and Schedules	6
ARTICLE 2
THE ARRANGEMENT		7
2.1	Plan of Arrangement	7
2.2	Implementation Steps by Intier	7
2.3	Intier Circular and Meeting	7
2.4	Interim and Final Orders	8
2.5	Securities Compliance	8
2.6	Preparation of Filings	8
2.7	Fiduciary Duties	9
ARTICLE 3
REPRESENTATIONS AND WARRANTIES		9
3.1	Representations and Warranties of Intier	9
3.2	Representations and Warranties of Magna	11
3.3	Materiality	13
3.4	Expiry of Representations and Warranties	15
ARTICLE 4
COVENANTS		13
4.1	Covenants of Intier	13
4.2	Covenants of Magna	15
4.3	Implementation	16
4.4	Intier Continuing Options	16
ARTICLE 5
CLOSING CONDITIONS		17
5.1	Conditions in Favour of Intier	17
5.2	Conditions in favour of Magna	18
ARTICLE 6
TERMINATION		19
6.1	Termination	19
6.2	Remedies	19
6.3	Expenses	19
ARTICLE 7
CLOSING ARRANGEMENTS		20
7.1	Closing	20
ARTICLE 8
MISCELLANEOUS		20
8.1	Notices	20
8.2	Counterparts	21

ARRANGEMENT AGREEMENT

        THIS AGREEMENT made the 9th day of February, 2005.

B E T W E E N:
MAGNA INTERNATIONAL INC., a corporation existing under the laws of the Province of Ontario,
(hereinafter referred to as "Magna"),
-and -
INTIER AUTOMOTIVE INC., a corporation existing under the laws of the Province of Ontario,
(hereinafter referred to as "Intier").

        WITNESSES THAT in consideration of the respective covenants, agreements, representations and warranties of the Parties hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each Party, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1   Definitions.

        For the purposes of this Agreement (including the schedules hereto), unless the context otherwise requires, capitalized terms not otherwise defined below have the respective meanings ascribed thereto in the Plan of Arrangement and the following terms have the respective meanings set out below with grammatical variations having corresponding meanings:

  "Agreement" means this agreement, including the exhibit and schedules hereto, and all amendments or restatements as permitted hereunder;

  "Applicable Laws" means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactments, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto as of the Effective Time and which have the force of law in any jurisdiction in which Magna or any member of the Intier Group conducts business;

  "authorized officers" means, in the case of Magna: Vincent J. Galifi, J. Brian Colburn and Jeffrey O. Palmer; and, in the case of Intier: Donald J. Walker, Michael E. McCarthy and Bruce R. Cluney;

  "Business Day" means any day on which commercial banks are generally open for business in Toronto, Ontario and New York, New York, other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario or New York, New York under Applicable Laws;

  "Contract" means any agreement, contract, lease, licence, permit, franchise, purchase order, commitment, engagement, option, indenture, mortgage, deed, instrument or other legally binding obligation, whether written, oral or implied;

  "Decoma" means Decoma International Inc.;

  "Encumbrance" means any lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest, option, adverse claim or other encumbrance, or any Contract to create any of the foregoing;

  "Intier Assets" means all the property and assets owned or leased by any member of the Intier Group, whether real or personal, tangible or intangible;

  "Intier Business" means the business and operations currently carried on by the Intier Group;

  "Intier Business Plan" means, for any financial year, the business plan for such financial year forming part of the three year business plan presented to, and approved by, Intier's board of directors, together with the capital expenditures budget for such financial year as separately approved by Intier's board of directors, in each case as may be reviewed and/or updated throughout the course of the applicable financial year in presentations made to Intier's board of directors;

  "Intier Circular" means the management information circular/proxy statement to be delivered to holders of Intier Class A Shares in connection with the Intier Meeting, including all schedules and exhibits thereto and any amendments or supplements made thereto in accordance with this Agreement;

  "Intier Group" means Intier and its Subsidiaries;

  "Intier Material Contract" means any Contract to which any member of the Intier Group is a party or by which any member of the Intier Group is bound that is material to the business, operations or prospects of the Intier Group taken as a whole;

  "Intier Minority Shareholders" means all Intier Shareholders, other than: (i) Magna, Magna Subco, Tesma and Decoma and their respective directors and senior officers, (ii) any other related party of Magna, Magna Subco, Tesma or Decoma within the meaning of Rule 61-501 and Policy Q-27, subject to the exceptions set out therein, (iii) the Deferred Profit Sharing Plan for Canadian Employees of Intier Automotive Inc., the Intier Automotive U.S. Employees' Profit-Sharing Plan and the Austrian Deferred Profit Sharing Program and (iv) any person acting jointly or in concert with any of the foregoing other than the Deferred Profit Sharing Plan for Canadian Employees of Intier Automotive Inc., the Intier Automotive U.S. Employees' Profit-Sharing Plan or the Austrian Deferred Profit Sharing Program;

  "Magna Material Contract" means any Contract to which Magna or any of its Subsidiaries (excluding any member of the Intier Group) is a party or by which Magna or any of its Subsidiaries (excluding any member of the Intier Group) is bound that is material to the business, operations or prospects of Magna and its Subsidiaries taken as a whole;

  "Material Adverse Effect", in respect of a Party, means any matter, event or occurrence that: (i) has materially adversely affected or would reasonably be expected to materially adversely affect the business, financial condition or prospects of that Party and its Subsidiaries, taken as a whole; (ii) has materially impaired or would reasonably be expected to materially impair the ability of such Party to conduct its business in the ordinary course; or (iii) prevents or would reasonably be expected to prevent or significantly delay the completion of the Arrangement or the Party's ability to perform its obligations under this Agreement, provided that none of the following shall constitute a Material Adverse Effect: (a) matters, events or occurrences in general political, financial or economic conditions, industry trends and similar matters that generally affect the economy in the markets in which that Party and its Subsidiaries do business or the securities markets in Canada or the United States or the industry in which that Party and its Subsidiaries compete and which do not have a materially disproportionate adverse effect on that Party and its Subsidiaries, taken as a whole; (b) matters, events or occurrences resulting from the announcement or implementation of the transaction contemplated by this Agreement and the going-private transactions of Tesma and Decoma announced by Magna on October 25, 2004; and (c) matters, events or occurrences publicly disclosed or disclosed in writing by that Party to an authorized officer of the other Party prior to the execution of this Agreement;

  "Outside Date" means May 31, 2005 or such later date as may be mutually agreed from time to time by the Parties;

  "Party" means a signatory to this Agreement;

  "person" includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

  "Plan of Arrangement" means the plan of arrangement substantially in the form annexed hereto as Exhibit A and any amendments or variations made thereto in accordance with this Agreement or such plan of arrangement;

  "Policy Q-27" means Policy Statement Q-27: Protection of minority securityholders in the course of certain transactions of the Autorité des marchés financiers du Québec;

  "Pre-Effective Date Period" means the period from the date of this Agreement to the Effective Time;

  "Rule 61-501" means Rule 61-501 — Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions of the Ontario Securities Commission;

  "Securities Act" means the Securities Act (Ontario), as now in effect and as it may be amended from time to time prior to the Effective Time;

  "Subsidiary" means, in respect of a Party, a subsidiary (as that term is defined in the OBCA as now in effect) of that Party and any other person in which such Party has a direct or indirect controlling interest or a joint-controlling interest;

  "Tesma" means Tesma International Inc.; and

  "Valuation and Opinion" means the formal valuation in respect of the Arrangement prepared in accordance with Rule 61-501 and Policy Q-27 and the opinion in the form delivered by RBC Dominion Securities Inc. to the special committee of Intier's board of directors to be described in and appended to the Intier Circular.

1.2   Currency.

        Unless otherwise indicated, all dollar amounts in this Agreement are expressed in Canadian funds.

1.3   Sections and Headings.

        The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, a Section, a Schedule or an Exhibit refers to the specified Article or Section of, or Schedule or Exhibit to, this Agreement.

1.4   Interpretation.

        In this Agreement, words importing the singular number only shall include the plural and vice versa and words importing gender shall include all genders. Wherever the word "include" or any grammatical variation appears in this Agreement, it shall be deemed to be followed by the phrase "without limitation".

1.5   Entire Agreement.

        This Agreement, together with the documents to be delivered pursuant to this Agreement, constitutes the entire agreement between the Parties concerning the Arrangement and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties, indemnities or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter of this Agreement except as provided in this Agreement.

1.6   Time of Essence.

        Time shall be of the essence of this Agreement.

1.7   Applicable Law.

        This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of

Canada applicable in that province, and each Party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

1.8   Severability.

        If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, then (a) such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions, and each provision is declared to be separate, severable and distinct, and (b) the Parties shall negotiate in good faith to replace such provision with a valid, legal and enforceable provision having, to the extent possible, the same economic effect as the replaced provision.

1.9   Successors and Assigns.

        This Agreement shall enure to the benefit of and shall be binding on, and enforceable by, the Parties and, where the context so permits, their respective successors and permitted assigns. Neither Party may assign any of its rights or obligations hereunder without the prior written consent of the other Party.

1.10 Amendment and Waivers.

        No amendment or waiver of any provision of this Agreement shall be binding on either Party unless consented to in writing by that Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided. Magna acknowledges that this Agreement is being entered into by it in furtherance of one of three privatization proposals announced by it on October 25, 2004, including a proposal in respect of Decoma. In the event that, prior to the date of the Intier Meeting, the arrangement agreement between Magna and Decoma dated January 13, 2005 is amended so as to contain non-pricing terms or conditions that are significantly more advantageous to the non-Magna shareholders of Decoma, Magna and Intier will discuss in good faith whether such terms or conditions are equally applicable to the transactions contemplated by this Agreement, having regard to all the circumstances surrounding the respective privatization transactions. Magna and Intier agree to amend this Agreement to reflect such changes as they may mutually determine, with each party acting reasonably and in good faith, to be so applicable to the transactions contemplated by this Agreement.

1.11 Business Day.

        Any action or payment required or permitted to be taken or made hereunder on a day that is not a Business Day may be taken or made on the next following Business Day.

1.12 Exhibit and Schedules.

        The following Exhibit and Schedules are attached to and form part of this Agreement:

Exhibit	Description
Exhibit A	Plan of Arrangement

Schedule	Description
Schedule 3.1(e)	Ownership of Intier's Subsidiaries
Schedule 3.2(c)	Magna Consents and Approvals

ARTICLE 2

THE ARRANGEMENT

2.1   Plan of Arrangement.

        Subject to the provisions of this Agreement, including satisfaction or waiver of the conditions set out in Sections 5.1 and 5.2, Intier and Magna agree to complete the Arrangement in accordance with the terms of the Plan of Arrangement.

2.2   Implementation Steps by Intier.

        Without limiting the generality of Section 2.1, subject to the terms and conditions of this Agreement, Intier shall take the following actions as soon as reasonably practicable:

  (a)
  finalize the Intier Circular and related documentation in connection with the Intier Meeting in accordance with Section 2.3;

  (b)
  apply for the Interim Order in accordance with Section 2.4;

  (c)
  convene and hold the Intier Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution;

  (d)
  solicit proxies in respect of the Arrangement Resolution and, for that purpose and at Magna's expense and direction (other than direction as to how holders of Intier Class A Shares are to be encouraged to vote on the Arrangement Resolution), use the services of dealers and proxy solicitation agents to solicit proxies in respect of the Arrangement Resolution;

  (e)
  subject to obtaining the approvals required by the Interim Order, use reasonable efforts to make an application to the Court for the Final Order; and

  (f)
  subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained, on the date contemplated in Section 7.1, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required to give effect to the Arrangement.

2.3   Intier Circular and Meeting.

  (a)
  Intier shall prepare the Intier Circular and shall permit Magna and its counsel to review and comment on the Intier Circular, all documents sent with the Intier Circular, all documents filed with the Court in connection with the transactions contemplated hereby and any amendments thereto. As soon as reasonably practicable and after obtaining the Interim Order, Intier shall cause the Intier Circular and other documentation required in connection with the Intier Meeting to be sent to Intier Shareholders and to be filed with applicable Governmental Entities, as required by the Interim Order and Applicable Laws. The Intier Circular and accompanying form of proxy sent to Intier Shareholders shall provide that the proxyholder will have voted for the Arrangement Resolution where a choice for such matter is not specified in the proxy. Intier shall not file or send to Intier Shareholders the Intier Circular or other documentation relating to the Intier Meeting without the approval of Magna, such approval not to be unreasonably withheld or delayed.

  (b)
  Intier and, to the extent applicable, Magna shall ensure that the Intier Circular and such other documents and filings comply in all material respects with the requirements of the OBCA and other Applicable Laws. In particular, Intier shall ensure that the Intier Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information provided by Magna).

  (c)
  Magna shall ensure that any information provided by Magna for inclusion or incorporation by reference into the Intier Circular does not, as of its date, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

2.4   Interim and Final Orders.

  (a)
  The application referred to in Section 2.2(b) shall request that the Interim Order provide:

  (i)
  for the class of persons to whom notice is to be provided in respect of the Arrangement Resolution and the Intier Meeting and the manner in which such notice is to be provided;

  (ii)
  that the requisite approval for the Arrangement Resolution shall be: (I) 66 2/3% of the votes cast on the Arrangement Resolution by Holders of Intier Class A Shares, voting separately as a class, present in person or represented by proxy at the Intier Meeting (such that each Holder of Intier Class A Shares is entitled to one vote for each Intier Class A Share held); (II) a written resolution of all Holders of Intier Class B Shares voting separately as a class; (III) a written resolution of all Holders of Intier Convertible Preferred Shares voting separately as a class; and (IV) "minority approval" as required by Rule 61-501 and Policy Q-27;

  (iii)
  that, in all other respects, the provisions of the by-laws and articles of Intier, including quorum requirement and all other applicable matters, shall apply in respect of the Intier Meeting; and

  (iv)
  for the grant of the Dissent Rights.

  (b)
  The application for the Final Order referred to in Section 2.2(e) shall advise the Court that the Final Order will be relied upon for purposes of Section 3(a)(10) of the United States Securities Act of 1933 to exempt the issuance of Magna Class A Shares from the registration requirements of such Act.

2.5   Securities Compliance.

        Magna and, to the extent applicable, Intier shall use their reasonable efforts to obtain all orders required under Applicable Laws from the Governmental Entities to permit the issuance and first resale of the Magna Class A Shares to be issued pursuant to the Arrangement without qualification with, or approval of, or the filing of a prospectus or similar document with, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Entity under any applicable securities laws in Canada or the United States or pursuant to the rules and regulations of any Governmental Entity administering such laws (other than, with respect to such first resales, any restrictions on transfer or conditions to be satisfied by reason of, among other things, the application of section 2.6 of Multilateral Instrument 45-102 and equivalent provisions, and a Holder being a "control person" for the purposes of applicable securities laws).

2.6   Preparation of Filings.

  (a)
  The Parties shall cooperate in:

  (i)
  the preparation of any application for the orders and the preparation of any other documents reasonably considered by the Parties to be necessary to discharge their respective obligations under Applicable Laws in connection with the transactions contemplated hereby; and

  (ii)
  the taking of all such actions as may be required under Applicable Laws in connection with the transactions contemplated hereby.

  (b)
  Each Party shall furnish to the other Party all such information concerning it and its Subsidiaries as may reasonably be required to effect the actions described in Sections 2.3 and 2.5 and the foregoing provisions of this Section 2.6, and each Party covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Arrangement and the transactions contemplated thereby will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished or to be used.

  (c)
  Each Party shall promptly notify the other if at any time before the Effective Time it becomes aware that the Intier Circular or an application for an order described in Sections 2.2, 2.4, 2.5 or 2.6(a)(i) contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Intier Circular or such application. In any such event, the Parties shall cooperate in the preparation of a supplement or amendment to the Intier Circular or such other document, as required and as the case may be, and, if required, shall cause the same to be distributed to Intier Shareholders and/or filed with applicable Governmental Entities.

  (d)
  The Parties acknowledge that, subject to Section 2.7, Intier's board of directors will not recommend that holders of Intier Class A Share vote either for or against the Arrangement Resolution. The Parties further acknowledge and agree that Intier Class A Shares held in the Deferred Profit Sharing Plan for Canadian Employees of Intier Automotive Inc., the Intier Automotive U.S. Employees' Profit-Sharing Plan or the Austrian Deferred Profit Sharing Program will not be voted either for or against the Arrangement Resolution.

2.7   Fiduciary Duties.

        Nothing contained herein shall be construed to require the board of directors of either Party to take or refrain from taking any action that would be inconsistent with its obligation to properly discharge its fiduciary duties under Applicable Laws as advised by its counsel. Without limiting the generality of the foregoing and notwithstanding any other provision of this Agreement, the board of directors of Intier may delay the holding of the Intier Meeting in order to communicate to Intier Shareholders any decision to make or change a recommendation or to seek an amendment to the Arrangement, the Interim Order or the terms of this Agreement, consistent, in each case, with the proper discharge of its fiduciary duties, provided that Intier shall have notified Magna regarding its intention to do any of the foregoing prior to taking any steps in connection therewith.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1   Representations and Warranties of Intier.

        Subject to Section 3.3, Intier represents and warrants to and in favour of Magna as follows and acknowledges that Magna is relying on such representations and warranties in entering into this Agreement:

  (a)
  Existence.    Intier is a corporation validly existing under the laws of the Province of Ontario, and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement and the Plan of Arrangement.

  (b)
  Corporate Authority and Enforceability.    Subject to obtaining the shareholder approvals referred to in Sections 5.1(d) and 5.2(d) and the receipt of the Interim Order and the Final Order, Intier has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by Intier and is a legal, valid and binding obligation of Intier, enforceable against Intier by Magna in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

  (c)
  Position of Intier Board of Directors.    On or prior to the date hereof, the board of directors of Intier has (i) received the Valuation and Opinion from RBC Dominion Securities Inc. to the effect that, among other things, as of the date of the opinion forming part of such Valuation and Opinion, the consideration offered to Holders of Intier Class A Shares under the Plan of Arrangement is inadequate, from a financial point of view, to Intier Minority Shareholders, (ii) determined that the Corporation is authorized to submit the Arrangement to Holders of Intier Class A Shares for their consideration and approval, and (iii) determined that it will make no recommendation to Holders of Intier Class A Shares as to how they should vote in respect of the Arrangement Resolution.

  (d)
  No Violation.    Except for the requirement to obtain the approvals disclosed in Schedule 3.1(d), the execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of any member of the Intier Group under (i) any Intier Material Contract, (ii) any provision of the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders or similar organizational document of any member of the Intier Group, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over any member of the Intier Group or (iv) any Applicable Law. Except in connection with the Interim Order and the Final Order, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by any member of the Intier Group in connection with the execution and delivery of this Agreement or the consummation by Intier of the Arrangement.

  (e)
  Share Capital.    The authorized share capital of Intier consists of an unlimited number of Intier Class A Shares, an unlimited number of Intier Class B Shares and an unlimited number of Preferred Shares, issuable in series, of which 7,510,614 Intier Class A shares, 42,751,938 Intier Class B Shares, 1,046,450 Preferred Shares, Series 1 and 1,125,000 Preferred Shares, Series 2 are issued and outstanding as of the date of this Agreement. In addition, as of the date of this Agreement, Intier Options to acquire an aggregate of 3,403,900 Intier Class A Shares have been granted and are outstanding. Except for such Intier Options and the conversion privileges attached to the Intier Class B Shares and Intier Convertible Preferred Shares outstanding, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating Intier to issue or sell any shares of Intier or securities or obligations of any kind convertible into or exchangeable for any shares or other securities of Intier. All Intier Shares outstanding have been duly authorized and issued and are validly outstanding as fully paid and non-assessable shares. There are no bonds, debentures or other evidences of indebtedness of Intier outstanding having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with Intier Shareholders on any matter. No holder of securities issued by Intier, except Magna, has any right to compel Intier to register or otherwise qualify securities for public sale in Canada, the United States or elsewhere.

  (f)
  Intier Subsidiaries.    Except as disclosed in Schedule 3.1(f), Intier (directly or indirectly through one or more of its Subsidiaries) owns beneficially all the issued and outstanding shares or other ownership, voting or economic interests in each of Intier's Subsidiaries, free and clear of all Encumbrances. Except as disclosed in Schedule 3.1(f), there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating any Subsidiary of Intier to issue or sell any of its shares or securities or obligations of any kind convertible into or exchangeable for any shares or other securities of such Subsidiary. All shares or other ownership, voting or economic interests outstanding in each of Intier's Subsidiaries have been duly authorized and validly issued. There are no bonds, debentures or other evidences of indebtedness of any Subsidiary of Intier outstanding having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with such Subsidiary's shareholders on any matter. Each Subsidiary of Intier is validly existing under the laws of its jurisdiction of formation and has all necessary power and authority to carry on its business as now conducted and to own or lease and operate its assets.

  (g)
  Absence of Unusual Transactions or Events.    Except as publicly disclosed or disclosed to an authorized officer of Magna prior to the execution of this Agreement, since December 31, 2003: (i) the Intier Business has been carried on only in the ordinary course of business, consistent with past practice or in accordance with the Intier Business Plan; and (ii) no matter, event or occurrence has occurred that constitutes a Material Adverse Effect in respect of Intier.

  (h)
  Absence of Litigation.    Except as publicly disclosed or disclosed to an authorized officer of Magna prior to the execution of this Agreement, there are no actions, suits, proceedings or investigations (whether or not purportedly on behalf of any member of the Intier Group) in respect of which any member of the Intier Group is a party or, to the actual knowledge (after reasonable enquiry) of an authorized officer of Intier, which are threatened against or would reasonably be expected to affect any member of the Intier Group at law or in equity or before or by any Governmental Entity, and no authorized officer of Intier is aware (after reasonable enquiry) of any ground on which any such action, suit, proceeding or investigation might be commenced with any reasonable likelihood of success.

  (i)
  No Undisclosed Liabilities.    There are no liabilities or obligations (whether absolute, accrued, contingent or otherwise and whether or not determined or determinable) of any member of the Intier Group other than those:

  (i)
  disclosed or reflected in the unaudited consolidated financial statements of Intier for the nine months ended September 30, 2004;

  (ii)
  arising in the ordinary course of business up to September 30, 2004 and not required by Canadian generally accepted accounting principles to be disclosed or reflected in the financial statements referred to in (i) above;

  (iii)
  arising after September 30, 2004 in the ordinary course of business; or

  (iv)
  publicly disclosed or disclosed to an authorized officer of Magna prior to the execution of this Agreement.

  (j)
  Reporting Issuer Status.    Intier is a reporting issuer under the Securities Act and is not in default of any of its requirements under Part XVIII thereof or any other continuous disclosure requirements under any Applicable Laws. The documents or information filed by Intier under applicable securities laws did not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein not misleading in light of the circumstances in which they are made. Intier has not filed any confidential material change report or similar disclosure document with any securities regulatory authority or stock exchange which remains confidential as of the date of this Agreement.

3.2   Representations and Warranties of Magna.

        Subject to Section 3.3, Magna represents and warrants to and in favour of Intier as follows and acknowledges that Intier is relying on such representations and warranties in entering into this Agreement:

  (a)
  Existence.    Magna is a corporation validly existing under the laws of the Province of Ontario, and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement and the Plan of Arrangement.

  (b)
  Corporate Authority and Enforceability.    Magna has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by Magna and is a legal, valid and binding obligation of Magna, enforceable against Magna by Intier in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

  (c)
  No Violation.    Except for the requirement to obtain the approvals disclosed in Schedule 3.2(c), the execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of Magna or its Subsidiaries (excluding members of the Intier Group) under (i) any Magna Material Contract, (ii) any provision of the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of Magna, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over Magna or (iv) any Applicable Law. Except as disclosed in Schedule 3.2(c), no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by Magna in connection with the execution and delivery of this Agreement or the consummation by Magna of the Arrangement.

  (d)
  Magna Shares.    The Magna Class A Shares required to be issued pursuant to the Arrangement will be duly authorized and validly issued by Magna as fully paid and non-assessable shares and, subject to Magna having obtained all orders and approvals required from applicable Governmental Entities to permit the issuance, listing and first resale of the Magna Class A Shares, will be freely tradable under applicable securities laws in Canada and the United States or pursuant to the rules and regulations of any Governmental Entity administering such laws (other than with respect to such first resales, any restrictions on transfer or conditions to be satisfied by reason of, among other things, the application of section 2.6 of Multilateral Instrument 45-102 and equivalent provisions, and a Holder being a "control person" for the purposes of applicable securities laws). The Magna Class A Shares to be issued upon the exercise of Magna Replacement Options and Intier Continuing Options have been duly authorized and, when issued upon the exercise of such options and payment in full of the relevant exercise or subscription price, will be validly issued by Magna as fully paid and non-assessable shares and, subject to Magna having obtained all orders and approvals required from applicable Governmental Entities to permit the issuance, listing and first resale of the Magna Class A Shares, will be freely tradable under applicable securities laws in Canada and the United States or pursuant to the rules and regulations of any Governmental Entity administering such laws (other than with respect to such first resales, any restrictions on transfer or conditions to be satisfied by reason of, among other things, the application of section 2.6 of Multilateral Instrument 45-102 and equivalent provisions, and a Holder being a "control person" for the purposes of applicable securities laws).

  (e)
  Share Capital.    The authorized share capital of Magna consists of an unlimited number of Magna Class A Shares, 1,412,341 Magna Class B Shares and 99,760,000 Preferred Shares, issuable in series, of which 102,560,746 Magna Class A Shares, 1,093,983 Magna Class B Shares and no Magna Preferred Shares are issued and outstanding as of February 8, 2005. In addition, as of February 8, 2005, options to acquire an aggregate of 3,234,754 Magna Class A Shares have been granted and are outstanding. Except for such options and the conversion privileges attached to the Magna Class B Shares outstanding or as contemplated by this Agreement, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating Magna to issue or sell any shares of Magna or securities or obligations of any kind convertible into or exchangeable for any shares or other securities of Magna, other than in connection with the implementation of the going-private transaction of Decoma announced on October 25, 2004. All Magna Shares outstanding have been duly authorized and issued and are validly outstanding as fully paid and non-assessable shares. There are no bonds, debentures or other evidences of indebtedness of Magna outstanding having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with shareholders of Magna on any matter.

  (f)
  Absence of Litigation.    Except as publicly disclosed or disclosed to an authorized officer of Intier prior to the execution of this Agreement, there are no actions, suits, proceedings or investigations (whether or not purportedly on behalf of Magna) in respect of which Magna is a party or, to the actual knowledge (after reasonable enquiry) of an authorized officer of Magna, which are threatened against or would reasonably be expected to affect Magna at law or in equity or before or by any Governmental Entity, and no authorized officer of Magna is aware (after reasonable enquiry) of any ground on which any such action, suit, proceeding or investigation might be commenced with any reasonable likelihood of success.

  (g)
  No Material Adverse Effect.    Except as publicly disclosed, since December 31, 2003, no matter, event or occurrence has occurred that constitutes a Material Adverse Effect in respect of Magna.

  (h)
  No Undisclosed Liabilities.    There are no liabilities or obligations (whether absolute, accrued, contingent or otherwise and whether or not determined or determinable) of Magna or its Subsidiaries (excluding members of the Intier Group), other than those:

  (i)
  disclosed or reflected in the unaudited consolidated financial statements of Magna for the nine months ended September 30, 2004;

  (ii)
  arising in the ordinary course of business up to September 30, 2004 and not required by Canadian generally accepted accounting principles to be disclosed or reflected in the financial statements referred to in (i) above;

  (iii)
  arising after September 30, 2004 in the ordinary course of business; or

    (iv)
    publicly disclosed or disclosed to an authorized officer of Intier prior to the execution of this Agreement.

  (i)
  Reporting Issuer Status.    Magna is a reporting issuer under the Securities Act and is not in default of any of its requirements under Part XVIII thereof or any other continuous disclosure requirements under any Applicable Laws. The documents or information filed by Magna under applicable securities laws did not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein not misleading in light of the circumstances in which they are made. Magna has not filed any confidential material change report or similar disclosure document with any securities regulatory authority or stock exchange which remains confidential as of the date of this Agreement.

3.3   Materiality.

        Each of the representations and warranties in Sections 3.1 and 3.2, other than the representations and warranties in Sections 3.1(c), 3.1(g)(ii), 3.2(d) and 3.2(g), shall be deemed for all purposes of this Agreement to be true and correct unless the inaccuracy of the representation and warranty constitutes a Material Adverse Effect for the Party making the representation and warranty.

3.4   Expiry of Representations and Warranties.

        All representations and warranties contained in this Agreement and in all certificates delivered pursuant to this Agreement shall terminate on the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

ARTICLE 4

COVENANTS

4.1   Covenants of Intier.

        Without in any way limiting the obligations of Intier under this Agreement, except (x) as contemplated hereby, or (y) as otherwise agreed in writing by Intier and Magna during the Pre-Effective Date Period:

  (a)
  Conduct Business in the Ordinary Course.    Intier shall (i) cause the Intier Group to conduct the Intier Business in all material respects in the ordinary course of business, consistent with past practice or in accordance with the Intier Business Plan, and (ii) not do or permit to be done or refrain from doing any action that, if effected before the date of this Agreement, would constitute a breach of any representation and warranty (as qualified pursuant to Section 3.3) or a material breach of any covenant or other provision of this Agreement;

  (b)
  Litigation.    Intier shall promptly supply to Magna copies of all litigation or legal proceedings pertaining to the Intier Business or any member of the Intier Group which may arise subsequent to the execution of this Agreement (subject to such precautions as Intier may reasonably require to protect matters of privilege for Intier) and shall also advise Magna promptly in writing of any actual or threatened litigation or other legal proceeding pertaining to the Intier Business or any member of the Intier Group which may arise prior to the Effective Time, in each case, where such litigation or legal proceeding could reasonably be expected to have a Material Adverse Effect in respect of Intier;

  (c)
  No Distributions.    Intier shall not declare, set aside or pay any dividends or other distributions, whether or not in cash, with respect to any shares or other equity securities of Intier, other than quarterly cash dividends declared and paid in the ordinary course consistent with past practice, including the dividend announced by Intier on February 9, 2005;

  (d)
  No Issuance.    Intier shall not issue or agree to issue any shares or other equity securities, other than in connection with the exercise of options granted under the Intier Stock Option Plan or the conversion of Intier Class B Shares and Intier Convertible Preferred Shares into Intier Class A Shares in accordance with their terms, or grant any options or rights to purchase or otherwise acquire any such shares or securities other than the grant of options to officers and/or employees of Intier in the ordinary course in accordance with Intier's compensation review practices;

  (e)
  Maintenance of Assets.    Intier shall not permit any member of the Intier Group to sell, loan, encumber or otherwise dispose of any material portion of the Intier Assets other than in the ordinary course of business or in accordance with the Intier Business Plan;

  (f)
  Corporate Actions.    Except to the extent necessary to carry out its obligations under this Agreement, Intier shall not:

  (i)
  amend its articles, by-laws or other organizational documents;

  (ii)
  acquire, or agree to acquire, whether by way of purchase of shares or assets, amalgamation, merger, consolidation, lease or otherwise, any business undertaking that would be material to the Intier Business, taken as a whole, or the consolidated financial condition of Intier, except in accordance with the Intier Business Plan or as otherwise disclosed to an authorized officer of Magna prior to the execution of this Agreement; or

  (iii)
  incur any indebtedness for borrowed money, issue or sell any debt securities or guarantee the payment of any indebtedness for borrowed money, except (A) intercompany advances and payments as part of its usual banking and financing arrangements or other transactions in the ordinary course of business, consistent with past practice, (B) actions taken in accordance with the Intier Business Plan, or (C) as otherwise disclosed to an authorized officer of Magna prior to the execution of this Agreement;

  (g)
  Notice of Certain Events.    Intier shall promptly advise an authorized officer of Magna orally and, if then requested by Magna, in writing if Intier becomes aware of:

  (i)
  any event occurring after the date of this Agreement that would reasonably be expected to render any of the representations and warranties given by Intier in this Agreement untrue or inaccurate (as qualified by Section 3.3) if made on or as of the Effective Date; or

  (ii)
  any matter, event or occurrence that constitutes a Material Adverse Effect in respect of Intier;

  (h)
  Proxy, Voting and Cash Election Results.    Advise Magna as requested, and on a daily basis on each of the last seven Business Days prior to the Intier Meeting, as to the aggregate tally of the proxies, votes and Cash Elections received in respect of the Intier Meeting and the Arrangement;

  (i)
  Dissent Rights and Security Holder Claims.    Provide Magna with a copy of any purported exercise of Dissent Rights and written communications with any Holders of Intier Class A Shares exercising or purporting to exercise Dissent Rights, and not settle or compromise any claim brought by any present, former or purported Holder of Intier Class A Shares in connection with the Arrangement, whether in connection with the exercise of Dissent Rights or otherwise; and

  (j)
  Pre-Closing Reorganizations.    If requested by Magna, during the Pre-Effective Date Period, Intier will use commercially reasonable efforts to maximize present and future planning opportunities for Magna and Intier as a Subsidiary of Magna as and to the extent that the same shall not prejudice Intier, such prejudice to be determined as if the Arrangement were not completed, and provided that (i) the amount of consideration to be paid to Intier Shareholders is not decreased and the nature of consideration will not change, (ii) any transactions undertaken in furtherance of such opportunities will not unreasonably delay or impede the carrying out of the Arrangement, and (iii) any such transaction will not otherwise adversely affect Intier Shareholders or holders of Intier Options. If, at the request of Magna, Intier effects any transaction before the Effective Date for such purposes, Magna will be responsible for all unwinding costs if the Arrangement is not consummated.

4.2   Covenants of Magna.

        Without in any way limiting the obligations of Magna under this Agreement, except (x) as contemplated hereby, or (y) as otherwise agreed in writing by Intier and Magna during the Pre-Effective Date Period:

  (a)
  Valuation and Opinion.    Magna shall pay the reasonable and documented fees and expenses of RBC Dominion Securities Inc. in respect of the Valuation and Opinion;

  (b)
  Litigation.    Magna shall advise Intier promptly in writing of any actual or threatened litigation or other legal proceeding pertaining to Magna's business or Magna which may arise prior to the Effective Time, in each case, where such litigation or legal proceeding could reasonably be expected to have a Material Adverse Effect in respect of Magna;

  (c)
  Restriction on Certain Activities.    Magna shall not do or permit to be done or refrain from doing any action that, if effected before the date of this Agreement, would constitute a breach of any representation and warranty (as qualified pursuant to Section 3.3) or a material breach of any covenant or other provision of this Agreement;

  (d)
  No Distributions.    Magna shall not declare, set aside or pay any dividends or other distributions, whether or not in cash, with respect to any shares or other equity securities of Magna, other than quarterly cash dividends declared and paid in the ordinary course consistent with past practice, unless Magna correspondingly adjusts the Exchange Ratio to reflect such non-ordinary-course quarterly cash dividends or other distributions;

  (e)
  Notice of Certain Events.    Magna shall promptly advise an authorized officer of Intier orally and, if then requested by Intier, in writing if Magna becomes aware of:

  (i)
  any event occurring after the date of this Agreement that would reasonably be expected to render any of the representations and warranties given by Magna in this Agreement untrue or inaccurate (as qualified by Section 3.3) if made on or as of the Effective Date; or

  (ii)
  any matter, event or occurrence that constitutes a Material Adverse Effect in respect of Magna;

  (f)
  Listing of Magna Class A Shares.    Magna shall use commercially reasonable efforts to cause the listing on the TSX and NYSE of the Magna Class A Shares to be issued at the Effective Time and upon the exercise of Magna Replacement Options and Intier Continuing Options, and, following the Arrangement, the de-listing from the TSX and NASDAQ of the Intier Class A Shares;

  (g)
  Deposit of Consideration.    In accordance with the Plan of Arrangement and subject to the terms and conditions of this Agreement, Magna shall deposit or cause to be deposited with the Depositary the aggregate cash purchase price, the Magna Class A Shares and the Magna Replacement Options deliverable by Magna and Magna Subco under the Plan of Arrangement;

  (h)
  Directors and Officers Insurance.    From the Effective Time up to July 31, 2005, Magna shall maintain its existing directors and officers liability insurance coverage for the benefit of the directors and officers of Magna and its Subsidiaries, including the current directors and officers of Intier in respect of their activities up to the Effective Time. For the period from August 1, 2005 to July 31, 2006, Magna shall use all reasonable efforts to renew such directors and officers liability insurance coverage on a comparable basis or on a basis that is consistent in terms of risks insured and policy limits with general industry practices at the time of such renewal for similarly-situated global public companies, to the extent that the annual cost of obtaining such renewal insurance does not exceed 200% of the current annual cost of Magna's existing directors and officers liability insurance coverage. Thereafter, until the sixth anniversary of the Effective Date, Magna may maintain, modify or discontinue such directors and officers liability insurance in such manner as may be approved by a majority of Magna's outside directors, in which case any such renewal insurance policy in effect during such period shall continue to benefit the current outside directors of Intier in respect of their activities up to the Effective Time (to the extent available) on the same basis as the outside directors of Magna. The provisions of this paragraph (h) are intended to be for the benefit of, and will be enforceable by, each indemnified person, his or her heirs and representatives.

  (i)
  Indemnities.    Intier's obligations pursuant to indemnities provided or available to past and present directors and officers of Intier pursuant to the provisions of Intier's articles of incorporation and bylaws, Applicable Laws and any written indemnity agreements entered into between Intier and such directors or officers shall continue in full force and effect (and the relevant provisions of Intier's articles of incorporation, bylaws and such written indemnity agreements shall not be amended or modified to reduce such obligations in any respect) in accordance with their terms. In addition, to the extent permitted by Applicable Laws, for a period of six (6) years from the Effective Time Magna agrees to indemnify the directors of Intier for any liability they incur as a result of the performance of their obligations under this Agreement to the extent such liability is not covered by any directors and officers liability insurance policy or under the articles and by laws or indemnity agreements referred to above. The provisions of this paragraph (i) are intended to be for the benefit of, and will be enforceable by, each indemnified person and his or her heirs and representatives. Nothing herein shall limit the right of Magna to cause Intier or its Subsidiaries to be amalgamated or merged into or otherwise combined with any other entity;

  (j)
  Voting.    Magna shall vote, and shall cause its Subsidiaries to vote, any Intier Shares held by them in favour of the Arrangement;

  (k)
  Magna Class A Shares.    Magna shall not make any change in or reclassify the Magna Class A Shares, including by way of consolidation, subdivision, amalgamation, arrangement or merger or a similar transaction, unless Magna and Intier agree to amend the Plan of Arrangement in an appropriate manner; and

  (l)
  Intier Options.    Magna shall take all actions necessary to support the exchange of the Intier Options for Magna Replacement Options in accordance with the terms set out in the Plan of Arrangement.

4.3   Implementation.

  (a)
  Satisfaction of Conditions.    Each Party shall use its commercially reasonable efforts to satisfy the conditions contained in Article 5 and shall take such measures as are lawful and within its power or control to implement the Arrangement as of the Effective Date in accordance with the terms of this Agreement; provided that Intier's only obligation in respect of the Final Order shall be as set out in Section 2.2(e).

  (b)
  Consultation.    The Parties agree to consult with each other in issuing any press releases or otherwise making public statements with respect to this Agreement, the Plan of Arrangement and the Arrangement and in making any filing with any Governmental Entity with respect thereto. Subject to Applicable Laws, each Party shall use its reasonable commercial efforts to enable the other Party to review and comment on all such press releases prior to the release thereof and shall enable the other Party to review and comment on such filings prior to the filing thereof. The Parties agree to issue jointly a press release with respect to the execution of this Agreement as soon as practicable in a form acceptable to both Parties, and each of the Parties agrees to file a copy of this Agreement with the relevant Governmental Entities, if any, as required by Applicable Laws. Each Party agrees not to make any public statement that is inconsistent with such press release.

4.4   Intier Continuing Options.

        Magna and Intier agree that upon the exercise of any Intier Continuing Options in accordance with the terms thereof:

  (a)
  unless otherwise instructed by or on behalf of Intier, Magna shall issue and deliver to the holder of the exercised Intier Continuing Option that number of Magna Class A Shares that are subject to the exercise of the Intier Continuing Option (the "Subject Magna Class A Shares");

  (b)
  in consideration for the issuance of the Subject Magna Class A Shares, Intier shall pay to Magna an amount (the "Subscription Price") equal to the fair market value of the Subject Magna Class A Shares; and

  (c)
  Intier may satisfy the Subscription Price in cash or by issuing to Magna shares in the capital stock of Intier (for certainty, including any successor corporation to Intier) that have a fair market value equal to the Subscription Price.

ARTICLE 5

CLOSING CONDITIONS

5.1   Conditions in Favour of Intier.

        The obligations of Intier hereunder are subject to the satisfaction on or before the Effective Time of the following conditions for the exclusive benefit of Intier, any of which may be waived in writing by Intier:

  (a)
  Representations and Warranties.    The representations and warranties of Magna contained in this Agreement shall be true and correct at the Effective Time with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of Magna by two senior officers and delivered to Intier, such certificate to be in form and substance satisfactory to Intier, acting reasonably;

  (b)
  Covenants.    Magna shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Effective Time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of Magna by two senior officers and delivered to Intier, such certificate to be in form and substance satisfactory to Intier, acting reasonably;

  (c)
  No Material Adverse Effect.    No matter, event or occurrence shall have occurred since the date of this Agreement that constitutes a Material Adverse Effect in respect of Magna;

  (d)
  Intier Shareholder Approvals.    The Arrangement Resolution shall have been approved by Intier Shareholders as required by the Interim Order;

  (e)
  Orders.    Each of the Interim Order and the Final Order shall have been obtained on terms consistent with this Agreement and in form and content satisfactory to Intier, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Intier, acting reasonably, on appeal or otherwise;

  (f)
  Articles of Arrangement.    The Articles of Arrangement shall be in form and content consistent with this Agreement and satisfactory to Intier, acting reasonably;

  (g)
  No Termination of Agreement.    This Agreement shall not have been terminated in accordance with its terms;

  (h)
  No Legal Restraint.    No material legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the Arrangement;

  (i)
  No Cease Trade Order.    No cease trading or stop order shall have been issued and remain in effect with respect to Magna Class A Shares or the Intier Class A Shares;

  (j)
  Regulatory Approvals.    Magna and Intier shall have obtained from all appropriate Governmental Entities, in form and substance satisfactory to Intier, acting reasonably, all such consents and approvals as are required under Applicable Laws to permit the Arrangement, except where failure to obtain such consent or approval would not prevent or make illegal or materially delay the completion of the Arrangement in accordance with its terms; and

  (k)
  Listing of Magna Shares.    The Magna Class A Shares issuable pursuant to the Arrangement, including the Magna Class A Shares issuable upon the exercise of Intier Continuing Options and Magna Replacement Options, shall have been approved for listing on the TSX and NYSE, subject to the filing of required documentation, notice of issuance and other usual requirements, and shall be freely tradable under currently applicable securities laws in Canada and the United States or pursuant to the currently applicable rules and regulations of any Governmental Entity administering such laws.

        Intier may not rely on the failure to satisfy any of the conditions precedent in Section 5.1 if the condition precedent would have been satisfied but for a material default by Intier in complying with its obligations under this Agreement.

5.2   Conditions in favour of Magna.

        The obligations of Magna hereunder are subject to the satisfaction on or before the Effective Time of the following conditions for the exclusive benefit of Magna, any of which may be waived in writing by Magna:

  (a)
  Representations and Warranties.    The representations and warranties of Intier contained in this Agreement shall be true and correct at the Effective Time with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of Intier by two senior officers and delivered to Magna, such certificate to be in form and substance satisfactory to Magna, acting reasonably;

  (b)
  Covenants.    Intier shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Effective Time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of Intier by two senior officers and delivered to Magna, such certificate to be in form and substance satisfactory to Magna, acting reasonably;

  (c)
  No Material Adverse Effect.    No matter, event or occurrence shall have occurred since the date of this Agreement that constitutes a Material Adverse Effect in respect of Intier;

  (d)
  Intier Shareholder Approvals.    The Arrangement Resolution shall have been approved by Intier Shareholders as required by the Interim Order;

  (e)
  Orders.    Each of the Interim Order and the Final Order shall have been obtained on terms consistent with this Agreement and in form and content satisfactory to Magna, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Magna, acting reasonably, on appeal or otherwise;

  (f)
  Articles of Arrangement.    The Articles of Arrangement shall be in form and content consistent with this Agreement and satisfactory to Magna, acting reasonably;

  (g)
  No Termination of Agreement.    This Agreement shall not have been terminated in accordance with its terms;

  (h)
  No Legal Restraint.    No material legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the Arrangement;

  (i)
  No Cease Trade Order.    No cease trading or stop order shall have been issued and remain in effect with respect to the Magna Class A Shares or the Intier Class A Shares;

  (j)
  Regulatory Approvals.    Magna and Intier shall have obtained from all appropriate Governmental Entities, in form and substance satisfactory to Magna, acting reasonably, all such consents and approvals as are required under Applicable Laws to permit the Arrangement, except where failure to obtain such consent or approval would not prevent or make illegal or materially delay the completion of the Arrangement in accordance with its terms;

  (k)
  Listing of Magna Shares.    The Magna Class A Shares issuable pursuant to the Arrangement, including the Magna Class A Shares issuable upon the exercise of Intier Continuing Options and Magna Replacement Options, shall have been approved for listing on the TSX and NYSE, subject to the filing of required documentation, notice of issuance and other usual requirements; and

  (l)
  Dissent Rights.    Holders of Intier Class A Shares representing less than ten percent (10.0%) of the number of Intier Class A Shares outstanding on the date of this Agreement shall have exercised Dissent Rights that have not been withdrawn.

        Magna may not rely on the failure to satisfy any of the conditions precedent in Section 5.2 if the condition precedent would have been satisfied but for a material default by Magna in complying with its obligations under this Agreement.

ARTICLE 6

TERMINATION

6.1   Termination

  (a)
  If any condition contained in Section 5.1 is not satisfied or waived by Intier at or before the Effective Time, then Intier may, subject to the last paragraph of Section 5.1, by notice to Magna terminate this Agreement and the obligations of the Parties hereunder (except as otherwise herein provided).

  (b)
  If any condition contained in Section 5.2 is not satisfied or waived by Magna at or before the Effective Time, then Magna may, subject to the last paragraph of Section 5.2, by notice to Intier terminate this Agreement and the obligations of the Parties hereunder (except as otherwise herein provided).

  (c)
  This Agreement may be terminated by the mutual agreement of the Parties prior to the Effective Time, whether before or after the Intier Meeting (and for greater certainty, without further action on the part of the Intier Shareholders if terminated after the Intier Meeting).

  (d)
  This Agreement may be terminated by Magna if the board of directors of Intier recommends that Intier Shareholders vote against the Arrangement or solicits proxies against the Arrangement Resolution.

  (e)
  If the Effective Date has not occurred on or prior to the Outside Date then, unless otherwise agreed in writing by the Parties, either Party may terminate this Agreement provided that the right to terminate this Agreement pursuant to this Section 6.1(e) shall not be available to a Party if any action of such Party or the failure of such Party to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time shall have resulted in the conditions contained in Section 5.1 or Section 5.2 (as applicable) not having been satisfied prior to the Outside Date.

        Where action is taken to terminate this Agreement pursuant to this Section 6.1 it shall be sufficient for such action to be authorized by the board of directors of the Party taking such action.

6.2   Remedies.

  (a)
  In the event of the valid termination of this Agreement by either Party as provided in Section 6.1, this Agreement shall forthwith become void and have no further effect, and there shall be no liability or further obligation on the part of either Party or their respective officers or directors hereunder, except that the provisions of Section 4.2(a) (Valuation and Opinion), Section 4.3(b) (Consultation), Section 6.3 (Expenses), and this Section 6.2 shall remain in full force and effect and shall survive any such termination.

  (b)
  Except as provided in Section 6.2(a), and in respect of the provisions listed therein (other than Section 4.3(b)), neither Party shall have any right to recover damages for any losses suffered or incurred as a result of the breach of any covenant, representation, warranty or other provision of this Agreement or the Plan of Arrangement and, in the event of any such breach or threatened breach, the other Party shall be entitled only to seek temporary or permanent injunctive relief for the specific performance of the terms of this Agreement and the Plan of Arrangement and shall not be entitled to, and hereby waives, any other rights or remedies at law, in equity or otherwise.

6.3   Expenses.

        Each Party shall bear and pay all costs, expenses and fees incurred by it in connection with the transactions contemplated by this Agreement; provided, however, that in addition to its payment obligations in respect of the solicitation of proxies at Magna's direction under Section 2.2(d) and the Valuation and Opinion under Section 4.2(a), in the event that:

  (a)
  Intier is not in default of its obligations under this Agreement in any material respect, and

  (b)
  (i)  Intier submits the Arrangement Resolution to Intier Shareholders for their consideration at the Intier Meeting in accordance with the Interim Order, or

  (ii)
  Intier does not submit the Arrangement Resolution to Intier Shareholders for their consideration at the Intier Meeting in accordance with the Interim Order because (A) this Agreement has been terminated by Magna pursuant to Section 6.1(d), or (B) this Agreement has been terminated by Intier pursuant to Section 6.1(a) because Magna is in default of its obligations under this Agreement in any material respect,

        Magna shall reimburse Intier for all reasonable and documented out-of-pocket costs reasonably incurred by Intier in connection with the transactions contemplated by this Agreement up to a maximum of $2,000,000.

ARTICLE 7

CLOSING ARRANGEMENTS

7.1   Closing.

        The Parties shall cause the Effective Date to be the first day of the fiscal month immediately following the fiscal month in which all conditions in Sections 5.1 and 5.2 have been satisfied or waived by the Party entitled to the benefit thereof or such other date as the Parties may mutually determine. For certainty, the Parties confirm that Intier's third fiscal month of 2005 ends on April 2, 2005, and that its fourth fiscal month of 2005 ends on May 7, 2005. Closing shall take place at the offices of Osler, Hoskin & Harcourt LLP in Toronto, Ontario at 9:00 a.m. on the Effective Date or at such other place, date and time as the Parties may mutually agree. Each Party shall deliver, at the closing of the Arrangement, such certificates, resolutions and other customary closing documents as may be required by the other Party, acting reasonably.

ARTICLE 8

MISCELLANEOUS

8.1   Notices.

  (a)
  Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

  (i)
  If to Magna, at:

  337 Magna Drive
  Aurora, Ontario
  L4G 7K1

  Attention:  Executive Vice-President,
                      Special Projects and Secretary
                      Telecopier No.: (905) 726-2603

  with a copy to:

  Osler, Hoskin & Harcourt LLP
  1 First Canadian Place
  66th Floor, 100 King Street West
  Toronto, Ontario
  M5X 1B8

  Attention: Jean M. Fraser
  Telecopier No.: (416) 862-6666

  (ii)
  If to Intier at:

  Intier Automotive Inc.
  521 Newpark Blvd.
  Newmarket, Ontario
  L3Y 4X7

  Attention: Secretary
  Telecopier No.: (905) 898-6053

      with a copy to:

      Torys LLP
      Suite 3000
      79 Wellington Street West
      Box 270, TD Centre
      Toronto, Ontario
      M5K 1N2

      Attention: Peter E.S. Jewett
      Telecopier No.: (416) 865-7380

  (b)
  Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

8.2   Counterparts.

        This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both of which shall together constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by telecopier as if such copies were originals.

        IN WITNESS WHEREOF the Parties have executed this Agreement.

MAGNA INTERNATIONAL INC.
By:
Vincent J. Galifi Executive Vice President and Chief Financial Officer
By:
Jeffrey O. Palmer Executive Vice President
INTIER AUTOMOTIVE INC.
By:
Donald J. Walker President, Chief Executive Officer and Chairman
By:
Michael E. McCarthy Executive Vice-President and Chief Financial Officer

EXHIBIT A
PLAN OF ARRANGEMENT

(THE PLAN OF ARRANGEMENT IS INCLUDED AS EXHIBIT "C" TO THE CIRCULAR)

SCHEDULE 3.1(d)
INTIER CONSENTS AND APPROVALS

1.    Such consents and approvals as may be required under the terms of the Interim Order.

SCHEDULE 3.1(f)
OWNERSHIP OF INTIER'S SUBSIDIARIES

Name	Jurisdiction	Intier Ownership

Gra-Mag Truck Interior Systems, L.L.C.(1)	Delaware	Intier Automotive Seating of America, Inc. — 50%

Bloomington-Normal Seating Company	Michigan	Intier Automotive Seating of America, Inc. — 50%

Trend Tool Inc.	Delaware	Intier Automotive of America Holdings, Inc. — 90%

DK-Intier Co. Ltd.	Korea	Intier Automotive Inc. — 50%

Sirsa S.p.A.	Italy	Intier Automotive Closures S.p.A. — 51%

Namba-Intier K.K.	Japan	Intier Automotive Inc. — 50%

Magna Kansei Limited	England	Intier Automotive Holding (U.K.) Limited — 50%

Chabarovické strojírny, a.s.	Czech Republic	Intier Automotive Seating Systems GmbH — 83.03%

Shanghai Lomason Automotive Seating Systems Company Limited	China	Intier Automotive Holding (Hong Kong) Limited — 50%

ACTS-Advanced Car Technology Systems Verwaltungs GmbH	Germany	Intier (Germany) Holding GmbH — 50%

ACTS-Advanced Car Technology Systems GmbH & Co. KG (Partnership)	Germany	Intier (Germany) Holding GmbH — 50%

Uniport S.A.S.	France	Intier (Germany) Holding GmbH — 50%

InterLink Automotive, LLC	Michigan	Intier Automotive Interiors of America, Inc. — 60%

Shanghai Intier Jiao Yun Automotive Parts Company Limited	China	Intier Automotive Holding (Hong Kong) Limited — 50%

(1)
In the limited liability company agreement for Gra-Mag, there are certain "deadlock" provisions which could require the Company to sell its interest in Gra-Mag under certain circumstances.

SCHEDULE 3.2(c)
MAGNA CONSENTS AND APPROVALS

1.
Orders required under Applicable Laws from Canadian securities regulatory authorities in connection with the Magna Class A Shares issuable in connection with the transactions contemplated by this Agreement.

2.
TSX listing approval of the Magna Class A Shares issuable in connection with the transactions contemplated by this Agreement.

3.
NYSE listing approval of the Magna Class A Shares issuable in connection with the transactions contemplated by this Agreement.

4.
Exemption pursuant to subdivision 1(l) of Section 359-f of the General Business Law of the State of New York in connection with the Magna Class A Shares issuable in connection with the transactions contemplated by this Agreement.

EXHIBIT C
PLAN OF ARRANGEMENT

INTIER AUTOMOTIVE INC.

PLAN OF ARRANGEMENT UNDER SECTION 182
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

INTERPRETATION

1.1   Definitions.

        In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

        "2004189" means 2004189 Ontario Inc., a wholly-owned subsidiary of Magna existing under the OBCA, which, at the Effective Time, will be the Holder of a portion of the Intier Class B Shares then owned, directly or indirectly, by Magna;

        "Amalco" means the corporation continuing from the Amalgamation;

        "Amalco Board of Directors" means the board of directors of Amalco;

        "Amalco Class A Share" means a Class A Subordinate Voting Share in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule 1.1 hereto;

        "Amalco Class B Share" means a Class B Share in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule 1.1 hereto;

        "Amalco Redeemable Preferred Share" means a redeemable preferred share in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule 1.1 hereto;

        "Amalco Shares" means Amalco Class A Shares, Amalco Class B Shares, Amalco Redeemable Preferred Shares and Amalco Special Shares;

        "Amalco Special Share" means a special share in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule 1.1 hereto;

        "Amalgamating Shareholder" means a Holder of Intier Class A Shares other than Magna, Magna Subco, a Dissenting Shareholder or a Tendering Shareholder;

        "Amalgamation" means the amalgamation of Intier and Magna Subco described in Section 2.2(d) hereof;

        "Arrangement" means the arrangement of Intier under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Article 5 or made at the direction of the Court in the Final Order;

        "Arrangement Agreement" means the Arrangement Agreement made as of February 9, 2005 between Magna and Intier, as amended, supplemented or restated in accordance therewith prior to the Effective Time, providing for, among other things, the Arrangement;

        "Articles of Arrangement" means the articles of arrangement of Intier in respect of the Arrangement that are required by the OBCA to be sent to the Director after the Final Order is made in order to give effect to the Arrangement;

        "Average Market Price" means the amount (rounded to the nearest one hundredth of a cent) equal to the volume-weighted average trading price of the Magna Class A Shares on the TSX for the five (5) consecutive trading days ending on the last trading day immediately preceding the Effective Date;

        "Business Day" means any day on which commercial banks are generally open for business in Toronto, Ontario and New York, New York, other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario or New York, New York under applicable laws;

        "Canadian Resident" means a resident of Canada for purposes of the ITA and includes a partnership any member of which (other than a Person exempt from tax under Part I of the ITA) is a resident of Canada for purposes of the ITA;

        "Cash Consideration Elected Share" means, subject to Section 2.4, an Intier Class A Share in respect of which an Intier Shareholder has made a Cash Election;

        "Cash Elected Consideration" means a cash amount per Intier Class A Share (rounded to the nearest one hundredth of a cent) equal to the Exchange Ratio multiplied by the Average Market Price and "aggregate Cash Elected Consideration" means Cash Elected Consideration multiplied by the total number of Cash Consideration Elected Shares without regard to Section 2.4;

        "Cash Election" means the election of an Intier Shareholder in the Letter of Transmittal to receive the Cash Elected Consideration (either directly in the case of Tendering Shareholders or via an Amalco Redeemable Preferred Share in the case of Amalgamating Shareholders) in respect of an Intier Class A Share;

        "Certifïcate" means the certificate giving effect to the Arrangement, issued by the Director pursuant to subsection 183(2) of the OBCA after the Articles of Arrangement have been filed;

        "Court" means the Superior Court of Justice (Ontario);

        "Depositary" means Computershare Trust Company of Canada or Computershare Trust Company Inc. at its offices set out in the Letter of Transmittal;

        "Director" means the Director appointed pursuant to section 278 of the OBCA;

        "Dissent Rights" has the meaning ascribed thereto in Section 3.1;

        "Dissenting Shareholder" means any Intier Shareholder who has properly exercised its Dissent Rights in accordance with Section 3.1, who has not withdrawn or been deemed to have withdrawn such exercise and who is ultimately determined to be entitled to be paid the fair value of its Intier Class A Shares;

        "Effective Date" means the date shown on the Certificate;

        "Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date;

        "Election Deadline" means 5:00 p.m. on the second Business Day preceding the Intier Meeting Date;

        "Exchange Ratio" means 0.41;

        "Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal;

        "Governmental Entity" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, including the Ontario Securities Commission, the Autorité des marchés financiers du Québec and the United States Securities and Exchange Commission, (b) self-regulatory organization or stock exchange, including the TSX, NYSE and The NASDAQ National Market, (c) subdivision, agent, commission, board, or authority of any of the foregoing or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

        "Holders" means, when used with reference to a class of securities, the holders of such securities shown from time to time in the register maintained by the issuer thereof in respect of such securities;

        "Interim Order" means the interim order of the Court, as such order may be amended, in respect of the Arrangement;

        "Intier" means Intier Automotive Inc., a corporation governed by the OBCA;

        "Intier Circular" means the notice of the Intier Meeting and accompanying management information circular/proxy statement, including all exhibits thereto, to be sent to Intier Shareholders in connection with the Intier Meeting;

        "Intier Class A Share" means a Class A Subordinate Voting Share in the capital of Intier;

        "Intier Class B Share" means a Class B Share in the capital of Intier;

        "Intier Continuing Options" means all Intier Options other than Intier Exchange Elected Options;

        "Intier Convertible Preferred Shares" means the Preferred Shares, Series 1 and Preferred Shares, Series 2 in the capital of Intier;

        "Intier Exchange Elected Option" means an Intier Option in respect of which the Holder thereof has elected in the Option Election Form to exchange such Intier Option for a Magna Replacement Option;

        "Intier Meeting" means the special meeting of Holders of Intier Class A Shares, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider and, if deemed advisable, to approve the Arrangement;

        "Intier Meeting Date" means the date of the Intier Meeting;

        "Intier Options" means all options to acquire Intier Class A Shares outstanding as of the Effective Time under the Intier Stock Option Plan;

        "Intier Shareholder" means a Holder of Intier Shares;

        "Intier Shares" mean Intier Class A Shares, Intier Class B Shares and Intier Convertible Preferred Shares;

        "Intier Stock Option Plan" means the Intier Incentive Stock Plan adopted by the board of directors of Intier on August 14, 2001, as amended to the date of the Arrangement Agreement;

        "ITA" means the Income Tax Act (Canada), as amended from time to time prior to the Effective Time;

        "Letter of Transmittal" means the letter of transmittal and election form for use by Holders of Intier Class A Shares, in the form accompanying the Intier Circular;

        "Magna" means Magna International Inc., a corporation governed by the OBCA;

        "Magna Class A Share" means a Class A Subordinate Voting Share in the capital of Magna;

        "Magna Replacement Options" has the meaning ascribed thereto in Section 2.2(c);

        "Magna Subco" means 893898 Ontario Inc., a wholly-owned subsidiary of Magna incorporated under the OBCA, which, at the Effective Time, will be the Holder of a portion of the Intier Shares then owned, directly or indirectly, by Magna;

        "Magna Subco Class A Share" means a Class A Subordinate Voting Share in the capital of Magna Subco;

        "Magna Subco Class B Share" means a Class B Share in the capital of Magna Subco;

        "Magna Subco Shares" means Magna Subco Class A Shares and Magna Subco Class B Shares;

        "Maximum Cash Consideration" means $125,000,000;

        "NYSE" means the New York Stock Exchange;

        "OBCA" means the Business Corporations Act (Ontario), as amended from time to time prior to the Effective Time;

        "Option Election Form" means the election form for use by Holders of Intier Options under which such Holders may elect to exchange Intier Options for Magna Replacement Options under this Plan of Arrangement;

        "Person" includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

        "Share Consideration" means a fraction of a Magna Class A Share equal to the Exchange Ratio;

        "Share Consideration Shares" means any Intier Class A Shares other than Cash Consideration Elected Shares;

        "Tendering Shareholder" means a Holder of Intier Class A Shares (other than Magna, Magna Subco or a Dissenting Shareholder) who has identified on the Holder's Letter of Transmittal that the beneficial owner of such Holder's Intier Class A Shares is either (a) exempt from tax under Part I of the ITA or (b) not a Canadian Resident; and

        "TSX" means the Toronto Stock Exchange.

1.2   Interpretation Not Affected by Headings, etc.

        The division of this Plan of Arrangement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, all references to an "Article" or "Section" followed by a number and/or a letter refer to the specified Article or Section of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein" and "hereunder" and similar expressions refer to this Plan of Arrangement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3   Number and Gender.

        In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender include all genders.

1.4   Date for any Action.

        In the event that any date on which any action is required to be taken hereunder by any Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5   Currency.

        All references to currency herein are to Canadian dollars unless otherwise specified.

1.6   Statutory References.

        Except as expressly provided in this Plan of Arrangement, any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulation.

ARTICLE 2

THE ARRANGEMENT

2.1   Binding Effect.

        This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (a) Intier, (b) Magna, (c) Magna Subco, (d) Amalco, (e) all Holders and beneficial holders of Intier Shares (including Dissenting Shareholders), Magna Subco Shares and Amalco Shares, and (f) all Holders of Intier Options and Magna Replacement Options.

2.2   The Arrangement.

        Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order (except as expressly noted below) without any further act or formality:

  (a)
  subject to Sections 2.3 and 2.4, each Share Consideration Share held by a Tendering Shareholder will be transferred to Magna Subco in exchange for the Share Consideration and Magna Subco will be deemed to be the legal and beneficial owner thereof (free of any claims or encumbrances);

  (b)
  subject to Sections 2.3 and 2.4, contemporaneously with the transfer described in Section 2.2(a) above, each Cash Consideration Elected Share held by a Tendering Shareholder will be transferred to Magna Subco in exchange for the Cash Elected Consideration and Magna Subco will be deemed to be the legal and beneficial owner thereof (free of any claims or encumbrances);

  (c)
  each Intier Exchange Elected Option outstanding at the Effective Time will be exchanged for an option of Magna (a "Magna Replacement Option") to purchase the number of Magna Class A Shares equal to the Exchange Ratio multiplied by the number of Intier Class A Shares that could be purchased under such Intier Exchange Elected Option if such Intier Exchange Elected Option were exercisable and exercised immediately prior to the Effective Time. Such Magna Replacement Option shall provide for an exercise price per Magna Class A Share equal to the exercise price per Intier Class A Share of such Intier Exchange Elected Option immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest cent). If the foregoing calculation results in a Magna Replacement Option of any particular Holder thereof being exercisable for a total number of Magna Class A Shares that includes a fraction of a Magna Class A Share, then the total number of Magna Class A Shares subject to such Holder's Magna Replacement Option shall be rounded down to the next whole number of Magna Class A Shares. Subject to the foregoing provisions of this Section 2.2(c), the term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of such Magna Replacement Option will be the same as the terms and conditions of such Intier Exchange Elected Option and any document or agreement previously evidencing such Intier Exchange Elected Option shall evidence and be deemed to evidence such Magna Replacement Option;

  (d)
  Magna Subco and Intier (sometimes referred to hereinafter as "predecessor corporations") will amalgamate to form Amalco with the same effect as if section 179 of the OBCA were applicable to the Amalgamation, and in connection with the Amalgamation:

  (i)
  each Share Consideration Share held by an Amalgamating Shareholder will be converted into an Amalco Special Share;

  (ii)
  each Cash Consideration Elected Share held by an Amalgamating Shareholder will be converted into an Amalco Redeemable Preferred Share;

  (iii)
  all Intier Shares held by Magna Subco (including, for certainty, Intier Shares acquired by Magna Subco under Sections 2.2(a) and 2.2(b) above) will be cancelled for no consideration;

  (iv)
  each Magna Subco Class A Share will be converted into an Amalco Class A Share and each Magna Subco Class B Share will be converted into an Amalco Class B Share;

  (v)
  each Intier Class B Share held by 2004189 will be converted into an Amalco Class B Share;

  (vi)
  Amalco will possess all the property, rights, privileges and franchises and will be subject to all liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of the predecessor corporations;

  (vii)
  a conviction against, or ruling, order or judgment in favour or against a predecessor corporation may be enforced by or against Amalco;

  (viii)
  the Articles of Arrangement will be deemed to be the articles of amalgamation of Amalco and, except for the purposes of section 117(1) of the OBCA, the Certificate will be deemed to be the certificate of amalgamation of Amalco;

  (ix)
  the name of the corporation continuing from the Amalgamation shall be "Intier Automotive Inc.";

    (x)
    the registered office of Amalco shall be in the City of Newmarket in the Province of Ontario;

    (xi)
    the authorized capital of Amalco shall consist of an unlimited number of Amalco Class A Shares, an unlimited number of Amalco Class B Shares, an unlimited number of Amalco Special Shares and an unlimited number of Amalco Redeemable Preferred Shares;

    (xii)
    except pursuant to the Arrangement, no shares of Amalco shall be transferred without either (1) the consent of the Amalco Board of Directors expressed by a resolution passed by the directors of Amalco or by an instrument or instruments in writing signed by a majority of the directors or (2) the consent of the holders of a majority of the votes attaching to all voting shares of Amalco for the time being outstanding expressed by a resolution passed by the shareholders or by an instrument or instruments in writing signed by holders of not less than a majority of the votes attaching to all voting shares of Amalco;

    (xiii)
    following completion of the Arrangement, the number of shareholders of Amalco, exclusive of persons who are in its employment and exclusive of persons who, having been formerly in the employment of Amalco, were, while in that employment, and have continued after termination of that employment to be, shareholders of Amalco, shall be limited to not more than fifty, two or more persons who are joint registered owners of one or more shares being counted as one shareholder;

    (xiv)
    following completion of the Arrangement, any invitation to the public to subscribe for securities of Amalco shall be prohibited;

    (xv)
    there shall be no restrictions on the business which Amalco is authorized to carry on or on the powers Amalco may exercise;

    (xvi)
    the by-laws of Magna Subco shall be the by-laws of Amalco until repealed, amended, altered or added to;

    (xvii)
    the number of directors of Amalco shall be such number not less than one (1) and not more than ten (10) as the Amalco Board of Directors may from time to time determine;

    (xviii)
    the directors of Amalco may appoint one or more directors who shall hold office for a term expiring not later than the close of the next annual meeting of Amalco, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of Amalco; and

    (xix)
    the number of the first directors shall be three (3) and the first directors of Amalco shall be the persons set out below, who shall hold office until the first annual meeting of Amalco or until their successors are elected or appointed:

First name, initials and surname	Address for service, giving Street & No. or R.R. No.	Resident Canadian: Yes or No

Vincent J. Galifi	130 Greenbrooke Drive Woodbridge, Ontario L4L 8L1	Yes

J. Brian Colburn	80 Bayview Ridge North York, Ontario M2L 1E6	Yes

Jeffrey O. Palmer	1403 Tamworth Court Burlington, Ontario L7P 4V3	Yes

  (e)
  immediately following the Amalgamation, each Amalco Redeemable Preferred Share will be redeemed by Amalco at a redemption price equal to the Cash Elected Consideration;

  (f)
  immediately following the Amalgamation, each Amalco Special Share will be transferred by the Holder thereof to Magna in exchange for the Share Consideration; and

  (g)
  each Intier Continuing Option outstanding at the Effective Time will remain outstanding in accordance with its terms and the adjustment provisions in the Intier Continuing Options will thereafter apply. For greater certainty, it is confirmed that, for the purposes of such adjustment provisions as they relate to the transactions contemplated by this Plan of Arrangement, each Intier Continuing Option will thereafter entitle the Holder to purchase from Amalco (as successor to Intier following the Amalgamation), in lieu of the number of Intier Class A Shares the Holder was entitled to purchase upon the exercise of such Intier Continuing Option, but for the same aggregate consideration and on the same terms, the aggregate number (with such adjustment provisions continuing to apply mutatis mutandis) of Magna Class A Shares that the Holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately before the Effective Time, such Holder had been the registered holder of the number of Intier Class A Shares to which such Holder would have been entitled upon exercise of such Intier Continuing Option if all vesting and other requirements for exercise were then met and those Intier Class A Shares were all Share Consideration Shares hereunder.

2.3   Elections.

  (a)
  Subject to Section 2.4, each Tendering Shareholder or Amalgamating Shareholder shall be entitled to make a Cash Election in respect of all or a portion (provided such portion is a whole number of shares) of such Holder's Intier Class A Shares on the basis set forth in the Letter of Transmittal.

  (b)
  Any Tendering Shareholder or Amalgamating Shareholder who, in respect of any Intier Class A Share held by such Holder (i) does not deposit with the Depositary a duly completed Letter of Transmittal prior to the Election Deadline or (ii) fails to complete the Letter of Transmittal making a Cash Election, shall be deemed not to have made a Cash Election in respect of any such Intier Class A Shares.

  (c)
  Any deposit of a Letter of Transmittal and accompanying certificates may be made at any of the offices of the Depositary specified in the Letter of Transmittal.

2.4   Proration and Fractional Shares.

        Notwithstanding Section 2.3, if the aggregate Cash Elected Consideration exceeds the Maximum Cash Consideration, the number of Cash Consideration Elected Shares that any Holder of Intier Class A Shares shall be deemed to hold, for all purposes of this Plan of Arrangement, shall be the number (rounded down to the nearest whole number) equal to the product of (i) the number of Cash Consideration Elected Shares of such Holder (ignoring this Section 2.4) as set forth in such Holder's Letter of Transmittal and (ii) a fraction, the numerator of which is the Maximum Cash Consideration and the denominator of which is the aggregate Cash Elected Consideration. The Intier Class A Shares of any Holder that are not Cash Consideration Elected Shares shall be deemed for all purposes of this Plan of Arrangement to be Share Consideration Shares.

        Notwithstanding anything herein contained, no fractional Magna Class A Shares will be issued or delivered in connection with this Plan of Arrangement. Where a Holder of Intier Class A Shares is to receive Share Consideration and the aggregate number of Magna Class A Shares to be issued to such Holder would otherwise include a fraction of a Magna Class A Share, such Holder shall receive, in lieu of such fractional share, a cash payment equal to the fraction of a Magna Class A Share otherwise issuable or deliverable multiplied by the Average Market Price.

2.5   Stated Capital Accounts.

        The stated capital accounts of the classes of shares of Amalco immediately following the Amalgamation shall be:

  (a)
  for the Amalco Redeemable Preferred Shares, an amount equal to the number of Amalco Redeemable Preferred Shares resulting from the conversion of Intier Class A Shares upon the Amalgamation multiplied by the Cash Elected Consideration;

  (b)
  for the Amalco Special Shares, an amount equal to the lesser of (i) the excess of the aggregate paid-up capital (within the meaning of the ITA) immediately before the Amalgamation of (1) all Intier Shares (other than any such shares held by Magna Subco immediately prior to the Amalgamation), and (2) all Magna Subco Shares, over the aggregate amount added to the stated capital of Amalco Redeemable Preferred Shares under Section 2.5(a), and (ii) the number of Amalco Special Shares resulting from the conversion of Intier Class A Shares upon the Amalgamation multiplied by the Average Market Price multiplied by the Exchange Ratio; and

  (c)
  for the Amalco Class A Shares and the Amalco Class B Shares a total amount equal to the excess of the aggregate paid-up capital (within the meaning of the ITA) immediately before the Amalgamation of (i) all Intier Shares (other than any such shares held by Magna Subco immediately prior to the Amalgamation), and (ii) all Magna Subco Shares, over the aggregate amount added to the stated capital of all other classes of Amalco Shares under Sections 2.5(a) and (b) above, which total amount shall be allocated between the Amalco Class A Shares and the Amalco Class B Shares pro rata based on the number of such shares resulting from the conversion of Intier Shares and Magna Subco Shares on the Amalgamation,

  provided that in no case shall the stated capital of any class of Amalco Shares immediately following the Amalgamation be less than $1, and if necessary to prevent this result in respect of any particular class of Amalco Shares, the stated capital allocation of the immediately preceding class of Amalco Shares described above shall be amended to reduce its stated capital by the amount necessary to leave the particular class of Amalco Shares with $1 of stated capital.

ARTICLE 3

RIGHTS OF DISSENT

3.1   Rights of Dissent.

        Holders of Intier Class A Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in section 185 of the OBCA and this Section 3.1 (the "Dissent Rights") in connection with the Arrangement. Notwithstanding any other provision of this Plan of Arrangement, Holders of Intier Class A Shares who duly exercise such rights of dissent and who:

  (a)
  are ultimately determined to be entitled to be paid fair value for their Intier Class A Shares by Amalco (as successor to Intier following the Amalgamation), shall be deemed to have transferred such Intier Class A Shares as of the Effective Time and prior to any of the steps referred to in Section 2.2, without any further act or formality and free and clear of all liens, claims and encumbrances, to Intier and such shares shall be cancelled as of the Effective Time; or

  (b)
  are ultimately determined not to be entitled, for any reason, to be paid fair value for their Intier Class A Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Tendering Shareholder who did not make a Cash Election and shall receive Share Consideration from Amalco (as successor to Magna Subco) on the basis determined in accordance with Sections 2.2(a) and 2.3(b).

        In no case shall Magna, Amalco, the Depositary or any other Person be required to recognize such Dissenting Shareholders as Holders of Intier Class A Shares or Amalco Class A Shares at or after the Effective Time and the names of such Dissenting Shareholders shall be deleted from the register of Holders of Intier Class A Shares as of the Effective Time.

ARTICLE 4

CASH AND CERTIFICATES

4.1   Payment of Cash Elected Consideration.

        At or prior to the Effective Time, (a) Magna Subco shall deposit with the Depositary for the benefit of Tendering Shareholders and Amalgamating Shareholders who, in each case, elected to receive the Cash Election Consideration (either directly, in the case of Tendering Shareholders, or via an Amalco Redeemable Preferred Share, in the case of Amalgamating Shareholders) and (b) Magna Subco and Magna shall deposit with the Depositary for the benefit of Tendering Shareholders and Amalgamating Shareholders, respectively, entitled to receive, in lieu of a fraction of a Magna Class A Share pursuant to Section 2.4, a cash payment equal to the fraction of a Magna Class A Share otherwise issuable or deliverable multiplied by the Average Market Price, sufficient funds for these purposes by bank transfer or other means satisfactory to the Depositary and cause the Depositary either:

  (i)
  to forward or cause to be forwarded by first class mail (postage prepaid) to the Holder at the address specified in the Letter of Transmittal; or

  (ii)
  if requested by the Holder in the Letter of Transmittal, to make available at the Depositary for pick-up by the Holder,

a cheque in Canadian currency representing the payment required to be made to such Holder pursuant to the provisions hereof. Under no circumstances will interest be paid to any Holder on any payment to be made hereunder, regardless of any delay in making such payment.

4.2   Payment of Share Consideration

        At or prior to the Effective Time, Magna shall deposit with the Depositary, for the benefit of the Holders of Intier Class A Shares who are to receive the Share Consideration (either directly, in the case of Tendering Shareholders, or via an Amalco Special Share, in the case of Amalgamating Shareholders), certificates representing that whole number of Magna Class A Shares to be received by such Holders pursuant to the provisions hereof.

        Upon the surrender to the Depositary of a certificate which immediately prior to the Effective Time represented outstanding Intier Class A Shares that, under the Arrangement, were (a) transferred to Magna Subco in exchange for Magna Class A Shares or (b) converted into Amalco Special Shares, together with a duly completed Letter of Transmittal and such additional documents, instruments and payments as the Depositary may reasonably require, the Holder shall be entitled to receive in exchange therefor, and Magna or Magna Subco, as the case may be, shall cause the Depositary either:

  (i)
  to forward or cause to be forwarded by first class mail (postage prepaid) to the Holder at the address specified in the Letter of Transmittal; or

  (ii)
  if requested by the Holder in the Letter of Transmittal, to make available at the Depositary for pick-up by the Holder,

        a certificate representing the number of Magna Class A Shares issuable or deliverable to such Holder.

4.3   Distributions with Respect to Unsurrendered Certificates.

        No dividends or other distributions declared or made with respect to the Magna Class A Shares with a record date after the Effective Time shall be paid to the Holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Share Consideration Shares, unless and until the Holder of such certificate shall surrender such certificate in accordance with Section 4.1 or 4.2. Subject to applicable law, at the time of such surrender of any such certificate (or, in the case of clause (y) below, at the appropriate payment date), there shall be paid to the surrendering Holder of the certificates representing Share Consideration Shares, without interest, (x) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Magna Class A Shares to which such Holder is entitled pursuant hereto and (y) only to the extent not paid under clause (x), on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such Magna Class A Shares.

4.4   Lost Certificates.

        In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Intier Class A Shares that were exchanged or converted pursuant to Section 2.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Holder claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash and/or certificates deliverable in accordance with Sections 2.2, 4.1 or 4.2 and such Holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Holder to whom cash and/or certificates are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Magna (and its transfer agents) and the Depositary in such sum as Magna may direct or otherwise indemnify Magna in a manner satisfactory to Magna against any claim that may be made against Magna with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5   Extinction of Rights.

        Any certificate which immediately prior to the Effective Time represented outstanding Intier Class A Shares (other than Intier Class A Shares held by Magna Subco) that were exchanged or converted pursuant to Section 2.2 and that is not deposited with all other instruments required by this Plan of Arrangement and the Letter of Transmittal to the Depositary in accordance with the terms of this Plan of Arrangement on or prior to the fifth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a securityholder of Intier, Magna Subco, Amalco or Magna. On such date, the cash or property to which the former Holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Amalco (as successor corporation to Magna Subco following the Amalgamation) or any successor thereto.

4.6   Withholding Rights.

        Intier, Magna, Amalco, Magna Subco and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any Holder of Intier Shares, Intier Options, Amalco Shares and Magna Class A Shares, such amounts as Intier, Magna, Amalco, Magna Subco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the ITA or any other provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amounts so required or permitted to be deducted or withheld from any payment to a Holder exceed the cash portion of the consideration otherwise payable to the Holder, Intier, Magna, Amalco, Magna Subco and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Intier, Magna, Amalco, Magna Subco or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement or entitlement and Intier, Magna, Amalco, Magna Subco or the Depositary shall notify the Holder thereof and remit to the Holder any unapplied balance of the net proceeds of such sale.

ARTICLE 5

AMENDMENTS

5.1   Amendments to Plan of Arrangement.

  (a)
  Intier reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Magna and Magna Subco, (iii) filed with the Court and, if made following the Intier Meeting, approved by the Court and (iv) communicated to the Intier Shareholders if and as required by the Court.

  (b)
  Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Intier at any time prior to the Intier Meeting (provided that Magna and Magna Subco shall have consented thereto) with or without any other prior notice or communication and if so proposed and accepted by the Persons voting at the Intier Meeting (other than as may be required under the Interim Order) shall become part of this Plan of Arrangement for all purposes.

  (c)
  Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Intier Meeting shall be effective only if (i) it is consented to by each of Intier, Magna and Magna Subco and (ii) if required by the Court, it is consented to by the Intier Shareholders voting in the manner directed by the Court.

  (d)
  Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Magna, provided that it concerns a matter which, in the reasonable opinion of Magna, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse in any significant respect to the financial or economic interests of any former Holder of Intier Shares or Intier Options.

ARTICLE 6

FURTHER ASSURANCES

6.1   Further Assurances.

        Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

EXHIBIT D
INTERIM ORDER

D-1

EXHIBIT D

Commercial List Court File No. 05-CL-5762

ONTARIO
SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE MADAM JUSTICE HOY	MONDAY, THE 28TH DAY OF FEBRUARY, 2005

        IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED

        AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF INTIER AUTOMOTIVE INC.

INTIER AUTOMOTIVE INC.

Applicant

[SEAL]

INTERIM ORDER

        THIS MOTION, made by the Applicant, Intier Automotive Inc. ("Intier"), for an interim order for advice and directions pursuant to section 182(5) of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended (the "OBCA"), was heard this day at 393 University Avenue, Toronto, Ontario.

        ON READING the Notice of Application and the Notice of Motion, and on hearing the submissions of counsel for the Applicant,

Definitions

        1.     THIS COURT ORDERS that for the purposes of this Interim Order, all capitalized terms not otherwise defined herein shall have the respective meanings ascribed to them in the draft Circular attached as Exhibit "A" to the Affidavit of Bruce R. Cluney, sworn February 24, 2005 (the "Affidavit").

Meeting

        2.     THIS COURT ORDERS that Intier is authorized to call, hold and conduct the Meeting to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution, and to authorize, approve and adopt the Arrangement in substantially the same form as the Plan of Arrangement.

        3.     THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the Notice, the OBCA and the articles and by-laws of Intier (including quorum requirements), subject to the terms of this Interim Order or any further order of this Court.

        4.     THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be: (a) the registered Shareholders or their respective proxy holders; (b) the officers, directors, auditors and advisors of Intier and (c) other persons who may receive the permission of the Chair of the Meeting.

Amendments

        5.     THIS COURT ORDERS that Intier is authorized to make, in the manner contemplated in the Arrangement Agreement, such amendments, revisions and/or supplements to the Plan of Arrangement as it may determine provided that they are not detrimental to the interests of Shareholders without any additional notice, and the Plan of Arrangement as so amended, revised or supplemented shall be the Plan of Arrangement submitted to the Meeting and the subject of the Arrangement Resolution.

Adjournments and Postponements

        6.     THIS COURT ORDERS that Intier, if it deems advisable, is authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement.

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Solicitation of Proxies

        7.     THIS COURT ORDERS that Intier is authorized to use the form of proxy, in substantially the same form attached as Exhibit "C" to the Affidavit, subject to Intier's ability to insert dates, the names of the registered Shareholders, the number of Intier Class A Subordinate Voting Shares and other relevant information in the final form of proxy. Each of Intier and Magna is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. The procedure for the use of proxies at the Meeting shall be as set out in the Circular. Intier may, in its discretion waive the time limits for the deposit of proxies by the Shareholders if Intier deems it advisable to do so.

Notice of the Meeting, the Application and Distribution of the Circular

        8.     THIS COURT ORDERS that the Circular, the form of proxy, the Letter of Transmittal and the Notice of Guaranteed Delivery (collectively referred to as the "Meeting Materials") in substantially the same form attached as Exhibits "A", "C", "D" and "E" to the Affidavit (subject to Intier's ability to change dates and make amendments or provide such additional communications or documents thereto as counsel for Intier may advise are necessary or desirable, provided that such changes, amendments, communications or documents are not inconsistent with the terms of this Interim Order or the Arrangement Agreement) and this Interim Order shall be distributed to the Shareholders, the directors of Intier and the auditors of Intier by one or more of the following methods not later than twenty-one (21) days prior to the Meeting:

3

  (a)
  in the case of the registered Shareholders, by prepaid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of Intier as of the Record Date;

  (b)
  in the case of non-registered Shareholders, by:

  (i)
  providing copies of the Meeting Materials to non-objecting beneficial owners through its transfer agent in accordance with National Instrument 54-101; and

  (ii)
  providing multiple copies of the Meeting Materials to intermediaries and registered nominees in a timely manner for objecting beneficial owners;

  (c)
  in the case of the directors of Intier, by pre-paid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to the individual directors; and

  (d)
  in the case of the auditors of Intier, by pre-paid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to the firm of auditors;

and that such mailing, delivery and distribution shall constitute good and sufficient notice of the Application, the Meeting, and the hearing in respect of the Application upon such persons.

        9.     THIS COURT ORDERS that the Notice of Application and the Circular (collectively the "Court Materials") in substantially the same form as set out in Exhibit "A" to the Affidavit (subject to Intier's ability to change dates and make amendments or provide such additional communications or documents thereto as counsel for Intier may advise are necessary or desirable, provided that such changes, amendments, communications or documents are not inconsistent with the terms of this Interim Order or the Arrangement Agreement) shall be distributed to holders of Intier Options by prepaid ordinary mail, by expedited parcel post, by courier (at their addresses as they appear on the books and records of Intier as of the Record Date) or by delivery in person not later than twenty-one (21) days before the Meeting and that such mailing, delivery and distribution shall constitute good and sufficient notice of the Application and the hearing in respect of the Application upon such persons. The holders of such Intier Options are hereby made parties to this proceeding.

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        10.   THIS COURT ORDERS that the accidental failure or omission on a de minimus basis to give notice of the Meeting or distribute the Meeting Materials or the Court Materials in accordance with paragraphs 8 and 9 above, or the non-receipt of such notice or the Meeting Materials or the Court Materials, shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting or invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of Intier, then Intier shall use its best efforts to rectify it by the method and in the time most practicable in the circumstances.

  11.
  THIS COURT ORDERS that no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made or notice given or other material served in respect of these proceedings or the Meeting, except as may be directed by a further order of this Court.

Voting

        12.   THIS COURT ORDERS that, subject to further order of this Court, the vote required to pass and approve the Arrangement Resolution shall be the affirmative vote of:

  (a)
  not less than 66 2/3% of the votes cast by holders of Intier Class A Subordinate Voting Shares, voting separately as a class at the Meeting in person or by proxy;

  (b)
  a simple majority of the votes cast by Minority Shareholders voting at the Meeting in person or by proxy;

5

  (c)
  a written resolution of all holders of Intier Class B Shares, voting separately as a class; and

  (d)
  a written resolution of all holders of Intier Convertible Preferred Shares, voting separately as a class.

        13.   THIS COURT ORDERS that the votes shall be taken at the Meeting on the basis that the Shareholders are entitled to cast one vote per Intier Class A Subordinate Voting Share held. For this purpose, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

        14.   THIS COURT ORDERS that the only persons entitled to vote at the Meeting shall be the registered Shareholders at the end of business on the Record Date for the Meeting, subject to the provisions of the OBCA and the Notice with respect to persons who may become registered Shareholders after that date.

Dissent Rights

        15.   THIS COURT ORDERS that each holder of Intier Class A Subordinate Voting Shares shall be entitled to exercise rights of dissent and appraisal in connection with the Arrangement Resolution in accordance with section 185 of the OBCA, as modified hereby. In order for such a shareholder to be entitled to dissent pursuant to section 185, notwithstanding section 185(6) of the OBCA, a written objection must be received by Intier by no later than 5:00 p.m. (Toronto time) on Tuesday, March 29, 2005 (or no later than 5:00 p.m. (Toronto time) on the last business day preceding the date of the Meeting if the Meeting is adjourned or postponed).

6

Hearing of Application for Approval of Arrangement

        16.   THIS COURT ORDERS that upon approval by the shareholders of Intier of the Arrangement Resolution in the manner set forth in this Interim Order, Intier may apply to this Court for final approval of the Arrangement and the Plan of Arrangement. The Application is to be heard at 10:00 a.m. on April 1, 2005 or so soon thereafter as it may be adjourned to.

        17.   THIS COURT ORDERS that the only persons entitled to notice of any further proceedings herein, including the hearing of the within Application, and to appear and to be heard thereon, shall be:

  (a)
  Intier and its solicitors;

  (b)
  Magna and its solicitors; and

  (c)
  any person who has delivered a Notice of Appearance in accordance with the Rules of Civil Procedure.

        18.   THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on counsel for Intier at the following address: Torys LLP, Suite 3000, Box 270, TD Centre, 79 Wellington Street W., Toronto, Ontario M5K lN2, Attention: Linda M. Plumpton, with a copy to counsel for Magna at the following address: Osler, Hoskin & Harcourt LLP, Box 50, 1 First Canadian Place, Toronto, Ontario, M5X lB8, Attention: Laura K. Fric.

7

        19.   THIS COURT ORDERS that any party who wishes to oppose the within Application for approval of the Arrangement shall serve upon Intier's solicitors and Magna's solicitors a notice setting out the basis for such opposition and a copy of the materials to be used to oppose the Application at least five (5) business days before the date set out for the Application for approval of the Arrangement or such shorter time as the Court, by order, may allow.

        20.   THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned or postponed, that only those parties having previously filed a Notice of Appearance shall be entitled to be given notice of the adjourned or postponed date.

        21.   THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy with respect to the matters provided for in this Interim Order, between this Interim Order and the articles or by-laws of Intier, this Interim Order shall govern.

        22.   THIS COURT ORDERS that Intier shall be entitled to seek leave to vary this Interim Order.

/s/ JOSEPH P. VAN TASSEL JOSEPH P. VAN TASSEL REGISTRAR
ENTERED AT / INSCRIT A TORONTO ON / BOOK NO: LE / DANS LE REGISTRE NO FEB 28 2005
PER / PAR: [ILLEGIBLE]

8

EXHIBIT E
NOTICE OF APPLICATION FOR FINAL ORDER

E-1

EXHIBIT E

Commercial List Court File No. 05-CL-5762

ONTARIO
SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

        IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED

        AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF INTIER AUTOMOTIVE INC.

INTIER AUTOMOTIVE INC.

Applicant

[SEAL]

NOTICE OF APPLICATION

TO THE RESPONDENTS

        A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following page.

        THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on April 1, 2005, at 10:00 a.m. or as soon after that time as the Application may be heard at 393 University Avenue, Toronto, Ontario.

        IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the rules of court, serve it on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

        IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

        IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU.

        If you wish to defend this proceeding but are unable to pay legal fees, legal aid may be available to you by contacting a local Legal Aid office.

Date: February 22, 2005	/s/ [ILLEGIBLE] Local Register
Address of court office: 393 University Avenue Toronto, ON M5G 1E6

TO:	HOLDERS OF CLASS A SUBORDINATE VOTING SHARES OF INTIER AUTOMOTIVE INC.
AND TO:	HOLDERS OF OPTIONS TO PURCHASE CLASS A SUBORDINATE VOTING SHARES OF INTIER AUTOMOTIVE INC.
AND TO:	Osler, Hoskin & Harcourt LLP Box 50, 1 First Canadian Place Toronto, Ontario M5X 1B8
Larry P. Lowenstein Laura K. Fric Tel: 416.862.6454/5899 Fax: 416.862.6666
Solicitors for Magna International Inc.

2

APPLICATION

        1.     The applicant, Intier Automotive Inc. ("Intier"), makes application for:

    (a)
    an Interim Order for advice and directions pursuant to section 182(5) of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended (the "OBCA");

    (b)
    a Final Order pursuant to sections 182(3) and 182(5) of the OBCA approving a plan of arrangement (the "Arrangement") involving Intier and certain of its security holders; and

    (c)
    such further and other relief as this Honourable Court may deem just.

        2.     The grounds of the application are:

    (a)
    section 182 of the OBCA;

    (b)
    all statutory requirements under the OBCA have been fulfilled;

    (c)
    the Arrangement is fair and reasonable;

    (d)
    certain holders of Class A Subordinate Voting Shares of Intier and certain holders of options to purchase Class A Subordinate Voting Shares of Intier are resident outside Ontario and will be served with the Notice of Application at their addresses as they appear on the books and records of Intier at the close of business on the record date established by Intier pursuant to Rules 17.02(n) and 17.02(0) of the Rules of Civil Procedure and/or as this Honourable Court may direct in an interim order;

    (e)
    rules 14.05(1), 14.05(2), 14.05(3)(f) and 38 of the Rules of Civil Procedure; and

    (f)
    such further and other grounds as counsel may advise and this Honourable Court may permit.

        3.     If made, it is anticipated that the Final Order approving the Plan of Arrangement will constitute the basis for an exemption from the registration requirements under section 3(a)(10) of the United States Securities Act of 1933, as amended, with respect to Class A Subordinate Voting Shares of Magna International Inc. ("Magna") to be issued to certain holders of Class A Subordinate Voting Shares of Intier pursuant to the Arrangement.

3

        4.     The following documentary evidence will be used at the hearing of the application:

    (a)
    such Interim Order as may be granted by this Honourable Court;

    (b)
    the affidavit of Bruce R. Cluney, to be sworn, and the exhibits thereto;

    (c)
    supplementary affidavit material reporting on the results of the proposed Meeting of holders of Class A Subordinate Voting Shares of Intier; and

    (d)
    such further and other material as counsel may advise and this Honourable Court may permit.

February 22, 2005	TORYS LLP Suite 3000 Box 270, TD Centre 79 Wellington Street W. Toronto, Ontario M5K 1N2
Linda M. Plumpton LSUC#: 38400A Tel: 416.865.8193
Andrew Gray LSUC#: 46626V Tel: 416.865.7630 Fax: 416.865.7380
Solicitors for the Applicant, Intier Automotive Inc.

4

Court File No. 05-CL-5762

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF INTIER AUTOMOTIVE INC.

ONTARIO SUPERIOR COURT OF JUSTICE Proceeding Commenced at Toronto
NOTICE OF APPLICATION
TORYS LLP Suite 3000 79 Wellington St. W. Box 270, TD Centre Toronto, Ontario M5K 1N2 Canada
Linda M. Plumpton LSUC#: 38400A Tel: 416.865.8193
Andrew Gray LSUC#: 46626V Tel: 416.865.7630 Fax: 416.865.7380
Solicitors for the Applicant Intier Automotive Inc.

5

EXHIBIT F
VALUATION AND OPINION

February 9, 2005

The Special Committee of the Board of Directors
Intier Automotive Inc.
521 Newpark Boulevard
Newmarket, Ontario L3Y 4X7

To the Special Committee:

        RBC Dominion Securities Inc. ("RBC"), a member company of RBC Capital Markets, understands that Magna International Inc. ("Magna") is proposing to acquire, by way of a plan of arrangement, all of the outstanding Class A Subordinate Voting Shares (the "Intier Class A Shares") of Intier Automotive Inc. (the "Company") not already owned by Magna (the "Transaction"). Magna currently owns an approximate 86% equity interest in the Company as well as approximately US$217 million in convertible preferred shares and has the right to cast approximately 99% of the votes attached to the Company's outstanding share capital. Under the Transaction, holders of Intier Class A Shares (the "Shareholders") would receive 0.4100 of a Class A Subordinate Voting Share of Magna (the "Magna Class A Shares") for each Intier Class A Share held, or at the election of any Shareholder, cash based on the volume-weighted average trading price of Magna Class A Shares over the five consecutive trading days ending on the last trading day immediately preceding the effective date of the plan of arrangement. The aggregate maximum amount of cash payable to all electing Shareholders would be C$125 million and Shareholders would be subject to proration to the extent that elections for cash in the aggregate exceed C$125 million. The terms of the Transaction will be more fully described in a management information circular (the "Circular"), which will be mailed to Shareholders in connection with the Transaction.

        RBC also understands that a committee (the "Special Committee") of the board of directors (the "Board") of the Company who are independent of Magna has been constituted to consider the Transaction and make recommendations thereon to the Board. RBC was instructed by the Special Committee that the Transaction is a "business combination" within the meaning of Rule 61-501 of the Ontario Securities Commission and a "going private transaction" within the meaning of Policy Statement Q-27 of the Autorité des marchés financiers du Québec (collectively, the "Policies"). The Special Committee has retained RBC to provide advice and assistance to the Special Committee in evaluating the Transaction, including the preparation and delivery to the Special Committee of a formal valuation of the Intier Class A Shares (the "Valuation") in accordance with the requirements of the Policies and RBC's opinion (the "Opinion") as to the fairness of the consideration under the Transaction, from a financial point of view, to holders of Intier Class A Shares other than Magna or any of its associates or affiliates (the "Minority Shareholders"). The Valuation and Opinion have been prepared in accordance with the guidelines of the Investment Dealers Association of Canada.

        All dollar amounts herein are expressed in U.S. dollars, unless stated otherwise.

Engagement

        The Special Committee initially contacted RBC regarding a potential advisory assignment in October 2004, and RBC was formally engaged by the Special Committee through an agreement between the Company and RBC (the "Engagement Agreement") dated November 5, 2004. The terms of the Engagement Agreement provide that RBC is to be paid $425,000 for the Valuation and Opinion. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Valuation and Opinion in their entirety and summaries thereof in the Circular and to the filing thereof, as necessary, by the Company or Magna with the securities commissions or similar regulatory authorities in each province of Canada and in the United States.

Relationship With Interested Parties

        Neither RBC, nor any of its affiliated entities (as such term is defined for the purposes of the Policies) (i) is an associated or affiliated entity or issuer insider (as such terms are defined for the purposes of the Policies) of the Company, Magna or any of their respective associates or affiliates, (ii) is an advisor to Magna in connection with the Transaction, or (iii) is a manager or co-manager of a soliciting dealer group formed in respect of the Transaction (or a member of such a group performing services beyond the customary soliciting dealer's functions or receiving more than the per security or per security holder fees payable to the other members of the group. RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving the Company, Magna or any of their respective associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement and as described herein. In October 2004, RBC was retained by Magna Entertainment Corp. ("MEC") to evaluate a potential financing arrangement with MI Developments Inc. ("MID") in relation to two non-revolving construction loan facilities in the aggregate principal amount of approximately $192 million to fund the reconstruction of facilities at Gulfstream Park racetrack in Florida and The Meadows racetrack in Pennsylvania. In July 2004, RBC was retained by MEC to provide a valuation, in accordance with the requirements of the Policies, in relation to MID's announced intention to make an offer for all of the Class A Subordinate Voting Shares of MEC not already owned by MID. On September 16, 2004, prior to the completion of the valuation, MID announced that it would not be proceeding with the offer. In March 2003, RBC was a co-manager for a C$100 million public offering of convertible unsubordinated debentures by Decoma International Inc., a 74% owned affiliate of Magna. There are no understandings, agreements or commitments between RBC and the Company, Magna or any of their respective associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, Magna or any of their respective associates or affiliates. The compensation of RBC under the Engagement Agreement does not depend in whole or in part on the conclusions reached in the Valuation or the Opinion or the successful outcome of the Transaction. Royal Bank of Canada, of which RBC is a wholly-owned subsidiary, provides banking services to Magna, the Company and certain of their affiliates in the normal course of business.

        RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Magna or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Magna or the Transaction.

Credentials of RBC Capital Markets

        RBC is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Valuation and Opinion expressed herein represent the opinions of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

        In connection with our Valuation and Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.
the most recent draft, dated February 8, 2005, of the Circular (the "Draft Circular");

2.
the most recent draft, dated February 8, 2005, of the arrangement agreement to be entered into between the Company and Magna regarding the Transaction;

3.
audited financial statements for each of the Company and Magna for each of the three years ended December 31, 2003;

4.
the unaudited interim reports of each of the Company and Magna for the three months ended March 31, 2004, June 30, 2004 and September 30, 2004;

5.
annual reports of each of the Company and Magna for each of the two years ended December 31, 2003;

6.
the annual report on Form 20-F of the Company for the two years ended December 31, 2003;

7.
the Notices of Annual and Special Meeting of Shareholders and Management Information Circulars for each of the Company and Magna for each of the two years ended December 31, 2003;

8.
the Supplemented Prospectus dated July 31, 2001 of the Company regarding the initial public offering of the Company;

9.
annual information forms of Magna for each of the two years ended December 31, 2003;

10.
historical segmented financial information for each of the Company and Magna for each of the three years ended December 31, 2003;

11.
the internal goodwill valuation analysis of the Company prepared by management as at September 30, 2003;

12.
the internal management budget for the Company for the year ending December 31, 2004;

13.
the Board approved 2005-2007 Business Plan for Intier (the "Intier Business Plan"), which is based on the business plans of each of Intier's three business groups, being Interiors, Seating and Closures;

14.
unaudited projected financial statements of the Company prepared by management for the years ending December 31, 2005 through December 31, 2009 (the "Management Forecast");

15.
the Summary Affiliation Agreement dated July 31, 2001 by and between Magna and the Company, which summarizes the affiliation agreements between the Company and its subsidiaries and Magna and its subsidiaries (individually, an "Affiliation Agreement");

16.
the Social Commitment Agreement dated July 31, 2001 between Magna and the Company;

17.
the Service Agreement dated July 31, 2001 by and between Magna Services Inc., a wholly-owned subsidiary of Magna, and the Company;

18.
the actuarial valuation report of Towers Perrin dated November 2003 regarding the pension plan and other post-retirement benefits for the U.S. employees of the Company as at January 1, 2003;

19.
the actuarial valuation report of Towers Perrin dated October 2002 regarding the pension plan and other post-retirement benefits for the Canadian employees of the Company as at January 1, 2002;

20.
the report of Ernst & Young LLP dated February 25, 2004 commissioned by Magna regarding the transfer pricing policy related to the use of certain Canadian owned intangible property by Magna's affiliated companies, including the Company;

21.
the report of PriceWaterhouseCoopers LLP dated June 3, 2004 regarding the estimate of fair market value of the Company's Milan Seating Division as at June 1, 2004;

22.
discussions with senior management of the Company;

23.
discussions with senior management of Magna, including a review of a presentation prepared by Magna entitled Intier Business Plan Analysis, dated December 16, 2004;

24.
discussions with the legal counsel of each of the Company and Magna;

25.
discussions with the financial advisors of Magna;

26.
site visits to certain of the Company's facilities;

27.
public information relating to the business, operations, financial performance and stock trading history of each of the Company and Magna and other selected public companies considered by us to be relevant;

28.
public information with respect to other transactions of a comparable nature considered by us to be relevant;

29.
public information regarding the automotive parts industry; and

30.
such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

        RBC has not, to the best of its knowledge, been denied access by the Company to any information requested by RBC. As the auditors of both the Company and Magna declined to permit RBC to rely upon information provided by them as a part of any due diligence review, RBC did not meet with the auditors of either the Company or Magna and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of each of the Company and Magna and the reports of the auditors thereon.

Prior Valuations

        The Company has represented to RBC that there have not been any prior valuations (as defined in the Policies) of the Company or its material assets or its securities in the preceding 24-month period.

Assumptions and Limitations

        With the Special Committee's approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company and their consultants and advisors (collectively, the "Information"). The Valuation and Opinion are conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

        Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above), other than forward looking information provided by the Company or its subsidiaries including, without limitation, the Company's 2004 and 2005 business plan, provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Valuation and Opinion was, at the date the Information was provided to RBC, and is, at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Transaction and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Transaction necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC or in bring down due diligence sessions with RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Valuation or Opinion.

        Senior officers of Magna have represented to RBC in a certificate delivered as of the date hereof that, with the exception of matters that have been publicly disclosed or disclosed to RBC by Magna, they are not aware of (i) any pending plan or proposal that would constitute a "material change" (as defined in the Securities Act (Ontario)) in the affairs of Magna or (ii) any other facts that would reasonably be expected to affect materially the opinions to be given by RBC in connection with the Engagement Agreement.

        In preparing the Valuation and Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Transaction will be met and that the disclosure provided or incorporated by reference in the Draft Circular with respect to the Company, Magna, their respective subsidiaries and affiliates and the Transaction is accurate in all material respects.

        The Valuation and Opinion are rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company. In its analyses and in preparing the Valuation and Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Transaction.

        The Valuation and Opinion have been provided for the use of the Special Committee and the Board and may not be used by any other person or relied upon by any other person other than the Special Committee and the Board without the express prior written consent of RBC. The Valuation and Opinion are given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Valuation or Opinion which may come or be brought to RBC's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Valuation or Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Valuation or Opinion.

        RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation or Opinion. The preparation of a valuation or fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Neither the Valuation nor the Opinion is to be construed as a recommendation to any Shareholder as to whether to vote in favour of or against the Transaction.

Overview of the Company

        The Company is a global full service supplier and integrator of automotive interior and closure components, systems and modules with manufacturing facilities and product development, engineering and testing centres in North America, Europe, Brazil, Japan and China.

        The Company's principal products include: (i) interior systems, such as seating systems, cockpit systems, sidewall systems, cargo management systems, overhead, floor and acoustic systems, instrument panels and related components; and (ii) closure systems, including latching systems, window regulators, electro-mechanical systems, wiper systems, power sliding doors and liftgates, mid-door and door modules.

        For the twelve months ended September 30, 2004, the Company had sales of approximately $5.6 billion and earnings before interest, taxes, depreciation and amortization ("EBITDA") of approximately $335.1 million compared to sales of approximately $4.2 billion and EBITDA of approximately $198.7 million for the twelve months ended September 30, 2003. At September 30, 2004, the Company had reported net working capital of approximately $182.4 million and reported total assets of approximately $2.4 billion.

Definition of Fair Market Value

        For purposes of the Valuation, fair market value means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act. RBC has not made any downward adjustment to the value of the Intier Class A Shares to reflect the liquidity of the Intier Class A Shares, the effect of the Transaction or the fact that the Intier Class A Shares held by Minority Shareholders do not form part of a controlling interest.

Valuation of the Intier Class A Shares

  Valuation Methods

        RBC valued the Intier Class A Shares on a going concern basis using a discounted cash flow ("DCF") analysis and a precedent transactions analysis. RBC also reviewed trading multiples of public companies involved in the automotive parts industry from the perspective of whether a public market analysis might exceed DCF or precedent transaction values for the Intier Class A Shares. However, RBC concluded that public company multiples implied values that were below the DCF and precedent transaction values. Given the foregoing and that public company values generally reflect minority discount values rather than "en bloc" values, RBC did not rely on this methodology in determining the value of the Intier Class A Shares.

  Discounted Cash Flow Analysis

        The DCF approach takes into account the amount, timing and relative certainty of projected unlevered free cash flows expected to be generated by the Company. The DCF approach requires that certain assumptions be made regarding, among other things, future cash flows, discount rates and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values.

  Assumptions

        As a basis for the development of projected future cash flows, RBC reviewed the Management Forecast. The Management Forecast is based on the Intier Business Plan as prepared by management and approved by the Board and includes financial projections prepared by management for 2008 to 2009. RBC developed its own base case scenario (the "RBC Base Case") for the purpose of the DCF analysis, formed independently with the benefit of understanding the assumptions behind the Management Forecast. In developing the RBC Base Case, RBC gave consideration to a number of factors, including the outlook for the Company and the implications of continued pricing pressures from original equipment manufacturers ("OEMs"). The RBC Base Case projections were based primarily on the Management Forecast, except as outlined below.

  Vehicle Production Volumes:    Under the Management Forecast, both North American and Western European vehicle production volumes for 2005 to 2009 are based on estimates provided by Magna. These volumes are based on Magna's own internal estimates as well as commercially available estimates published by third-party sources, including CSM Worldwide ("CSM"), an automotive industry research firm. In developing the RBC Base Case, RBC adjusted vehicle production volumes for both North America and Western Europe to reflect the average of the estimates provided by Magna and those available from CSM. In general, as compared to Magna's assumptions, CSM forecasts 1.4% lower North American vehicle production volumes and 1.0% higher Western European vehicle production volumes, except from 2007 to 2009 in which case CSM vehicle production volume estimates were 2.5% lower.

  Unbooked Business:    Under the Management Forecast, total forecasted sales are derived primarily from booked business, but also include unbooked business. As a percentage of total sales, unbooked business increases throughout the forecast period from approximately 0.4% in 2005 to a high of approximately 25.3% in 2009. In developing the RBC Base Case, RBC did not change the composition of unbooked business, but did assume that 50% of unbooked business in each year is lost to reflect the potential for an increasingly competitive environment brought on by OEM pricing pressures.

  Cost of Goods Sold:    The Management Forecast assumes that cost of goods sold as a percentage of total sales on a consolidated basis averages approximately 87.3% from 2005 to 2009. In developing the RBC Base Case, RBC accepted the cost of goods sold assumptions in the Management Forecast as reasonable except to maintain the cost of goods sold for the North American segment of the Interiors business constant at the 2007 level of 90.7% assumed under the Management Forecast for the remainder of the forecast to reflect the combination of a more aggressive OEM price environment coupled with the expected reduced vehicle production volumes discussed above. As a result, cost of goods sold as a percentage of total sales on a consolidated basis averages approximately 87.5% from 2005 to 2009.

  Operating Expenses:    The Management Forecast assumes that operating expenses as a percentage of total sales on a consolidated basis averages 4.6% from 2005 to 2009. In developing the RBC Base Case, RBC adjusted operating expenses slightly so as to bring them in line with total sales growth. On this basis, RBC assumed that operating expenses would average 4.9% of total sales on a consolidated basis from 2005 to 2009. Under both the Management Forecast and the RBC Base Case, RBC assumed that there would be annual savings arising from the Transaction, which included public company cost savings of approximately $1.6 million annually, as well as sales and marketing savings of approximately $2.0 million annually.

  Foreign Currency Exchange Rates:    The Management Forecast assumes that foreign currency exchange rates remain fixed through the forecast period at: (i) CAD/USD: 0.7700, (ii) Euro/USD: 1.2000 and (iii) GBP/USD: 1.7800. In developing the RBC Base Case, RBC reviewed historical movements in foreign currency exchange rates in North America and Europe and commercially available forecasts of foreign currency exchange rates published by third-party economists as well as internal RBC estimates. Based on this review, RBC assumed that foreign currency exchange rates would fluctuate throughout the forecast period such that average foreign currency exchange rates from 2005 to 2009 were: (i) CAD/USD: 0.8300, (ii) Euro/USD: 1.3140 and (iii) GBP/USD: 1.8520. Notwithstanding the assumptions under the RBC Base Case, RBC assumed that the Company would employ operational and plant sourcing strategies to manage future currency movements, and as such determined that differences in foreign currency exchange rate assumptions were not warranted in the terminal year. RBC thus accepted the assumptions under the Management Forecast for purposes of calculating the terminal year results.

  Terminal Year Cash Flows:    In order to factor into the Valuation the impact of the business cycle and the long-term outlook for both the Company and the automotive parts industry, RBC calculated terminal year EBITDA and cash flows on the basis that the years 2006 to 2009 were characteristic of an automotive business cycle. As such, terminal year values for vehicle production volumes and gross margin were calculated as the average of 2006 to 2009. RBC's determination was based on an analysis of the EBITDA performance of other automotive parts manufacturers from 1995 to 2004 which considered average EBITDA margins as a percentage of peak year EBITDA margins. Terminal year estimates for capital expenditures were estimated by RBC on a similar basis, however RBC also assumed that an additional amount of capital expenditures would be required to generate the level of total sales assumed in the terminal year due to the expected continuation of OEM pricing pressures after the forecast period. RBC assumed that working capital investment in the terminal year reflected the expected growth in perpetuity of free cash flows.

        Pursuant to the terms of the Affiliation Agreement between the Company and Magna, the Company pays to Magna an annual fee based on various levels of consolidated net sales. Based on discussions with management of the Company and for purposes of the DCF analysis, RBC assumed that at termination of the Affiliation Agreement in July 2011, the potential cost of replicating the benefits provided by Magna in the post 2011 period would equate to 0.75% of annual consolidated net sales. In addition, pursuant to the terms of the Social Commitment Agreement between the Company and Magna, the Company pays to Magna an annual fee of 1.5% of pre-tax profits in support of Magna's social objectives. For purposes of the DCF analysis, RBC assumed that at termination of the Social Commitment Agreement in July 2011, the Company would make its own charitable and other contributions in furtherance of its social objectives. RBC thus assumed that such contributions in the post 2011 period would equate to 1.0% of annual pre-tax profits, which would be consistent with the benchmark established by Imagine, Canada's national program to promote public and corporate giving.

        The RBC Base Case utilizes the Company's tax attributes, the effect of which is to imply an average effective tax rate of approximately 32.8% throughout the forecast period with the future portion of income taxes payable ranging from 10.0% to 20.0% throughout the forecast period. The effective and cash tax rates encompass the utilization of certain net operating loss balances held by the Company for tax purposes as at December 31, 2004.

  RBC Base Case Free Cash Flows

        The following table provides a summary of the free cash flows under the RBC Base Case:

	Years Ending December 31,
RBC Base Case Free Cash Flows
	2004E	2005P	2006P	2007P	2008P	2009P	Terminal
	(US$ millions)
Sales	$5,320.5	$6,093.3	$6,319.4	$7,152.3	$7,241.8	$6,736.1	$6,660.6
EBITDA(1)	337.6	403.4	382.1	475.2	465.9	422.3	421.8
Less: Cash Taxes	61.1	76.4	71.4	92.1	89.2	82.0	86.5
Less: Capital Expenditures	120.0	135.2	159.8	160.0	130.0	130.0	160.6
Less: Changes in Non-Cash Working Capital	(24.9)	9.9	0.9	12.0	1.4	(11.0)	6.8

Free Cash Flow(2)	$181.4	$181.9	$150.1	$211.1	$245.3	$221.4	$167.9

(1)
Adjusted for annual public company cost savings of $1.6 million and annual sales and marketing savings of $2.0 million.

(2)
Numbers may not add due to rounding.

        In order to arrive at the equity value of the Intier Class A Shares from the enterprise value that results from the DCF analysis, RBC made adjustments for the value of the Company's net cash, minority interest and current mark-to-market value of foreign exchange hedging contracts as well as the higher affiliation and social commitment fees that would be paid from the terminal year to contract expiration in July 2011.

  Sensitivity Analysis

        In completing our DCF analysis, RBC did not rely on any single series of projected cash flows but performed a variety of sensitivity analyses using the RBC Base Case free cash flows. Variables sensitized included vehicle production volumes, content per vehicle, unbooked business, margins, foreign currency exchange rates, income tax rates, working capital requirements, discount rates and terminal value assumptions. The results of these sensitivity analyses are reflected in our judgment as to the appropriate values resulting from the DCF approach.

  Discount Rates

        RBC selected appropriate discount rates to apply to our projected unlevered free cash flows by utilizing the Capital Asset Pricing Model ("CAPM") approach to determine an appropriate weighted average cost of capital ("WACC"). This approach calculates WACC based on an assumed optimal capital structure for the Company. The Company's optimal capital structure was chosen based upon a review of the capital structures of comparable companies and the risks faced by the Company and the automotive parts industry. The CAPM approach calculates the cost of equity capital as a function of the risk-free rate of return, the volatility of equity prices in relationship to a benchmark ("beta") and a premium for equity risk. The CAPM approach calculates the cost of debt as a function of the risk-free rate of return plus an appropriate borrowing spread to reflect credit risk, assuming an optimal capital structure. The assumptions used by RBC in estimating WACC for the Company are provided below:

Cost of Debt		Cost of Equity
Risk free rate	4.15%	Risk free rate	4.15%
Borrowing spread	225 bps	Equity risk premium	5.00%
Pre-tax cost of debt	6.40%	Unlevered beta	1.03
Tax rate	35.00%	Levered beta(1)	1.20
After-tax cost of debt	4.16%	After-tax cost of equity	10.15%
Optimal Capital Structure		20.0% debt/80.0% equity
WACC Calculated From Above		8.95%

(1)
Assuming 20.0% debt/80.0% equity.

        Based on the foregoing analysis, taking into account sensitivity analyses on the variables selected above, RBC utilized a discount rate of 8.50% to 9.50%.

  Terminal Value

        Two approaches to the calculation of terminal values were considered by RBC for the DCF analysis: (i) multiple of EBITDA in the terminal year and (ii) growth in perpetuity of free cash flow in the terminal year.

        The EBITDA multiple range used to calculate the terminal value was 5.0x to 6.0x. These multiples were selected based on our analysis of precedent transactions, on our assessment of the risk and growth prospects for the Company beyond the terminal year and the long-term outlook for the automotive parts industry past the terminal year.

        The growth in perpetuity of free cash flow methodology capitalized terminal year free cash flow at the WACC less a growth factor determined by reference to expected free cash flow growth beyond the projection period of 1.5% to 2.5% per annum. In selecting this range of growth rates, RBC took into consideration the outlook for long-term inflation, growth prospects for the Company beyond the terminal year, and the outlook for the automotive parts industry beyond the terminal year.

  Summary of Discounted Cash Flow Analysis

        The following table summarizes the results of the DCF analysis under both the terminal EBITDA and growth rate into perpetuity methodologies assuming a discount rate of 8.50% to 9.50%, a terminal EBITDA multiple of 5.0x to 6.0x and a terminal growth rate of 1.5% to 2.5%:

	Low	High
	(US$ millions)
Enterprise Value	$2,189.7	$2,649.1
Add: Net Cash(1)	316.6	316.6
Less: Affiliation and Social Commitment Fees Adjustment(2)	30.8	30.8
Less: Minority Interest(1)	1.4	1.4
Less: Market Value of Hedge Book(3)	2.1	2.1

Equity Value	$2,472.0	$2,931.4

Equity Value per Share(4)	$37.42	$44.38
Equity Value per Share(5)	C$46.63	C$55.30

(1)
Estimated as at December 31, 2004. Net cash accounts for normalized working capital levels.

(2)
Adjustment for the higher affiliation and social commitment fees that would be paid from the terminal year to contract expiration in July 2011.

(3)
As at October 12, 2004.

(4)
Based on 66,056,416 fully diluted shares outstanding assuming treasury stock method.

(5)
Converted at an exchange rate of CAD/USD: 0.8025 as at February 8, 2005.

  Precedent Transactions Analysis

        RBC reviewed the available public information with respect to recent transactions in the automotive parts industry in North America and Europe, with an emphasis on North America. For the purposes of its analysis, RBC reviewed over 60 transactions between 1995 and 2004, including transactions involving either Magna or its subsidiaries, and determined that the transactions set forth in the table below are the most comparable to the Transaction. In making its determination, RBC considered the characteristics of the entities involved in the following transactions, including, among other things, product line, size and profitability. The primary multiple used in analyzing these transactions is a multiple of EBITDA.

Announce Date	Target	Acquiror	Enterprise Value	Enterprise Value/ LTM EBITDA
			(US$ millions)
North America and Europe
Dec-03	LDM Technologies	Plastech Engineered Products Inc.	$285	5.8x
May-03	W.E.T Automotive Systems AG	HgCapital	$218	4.9x
Aug-01	TAC-Trim (Textron Automotive)	Collins & Aikman Corp.	$1,335	5.8x
May-01	Automotive Fabric (Joan Fabrics)	Collins & Aikman Corp.	$165	6.1x
Mar-01	Becker Group LLC	Collins & Aikman Corp.	$159	5.5x
Jan-01	Collins & Aikman Corp.(1)	Heartland Industrial Partners LP	$1,302	7.4x
May-00	Cambridge Industries Inc.	Meridian Automotive Systems Inc.	$363	7.7x
Mar-99	United Technologies Inc.	Lear Corporation	$2,300	7.9x
Jan-99	Excel Industries Inc.	Dura Automotive Systems Inc.	$487	8.1x
Jul-96	Prince Automotive Inc.	Johnson Controls Inc.	$1,350	10.1x
May-96	Masland Corporation	Lear Corporation	$479	8.5x
Jul-95	Automotive Industries Holdings Inc.	Lear Corporation	$857	11.0x

	Pre 2000	Post 2000	Total
Mean	9.1x	6.2x	7.4x
Median	8.5x	5.8x	7.5x
Mean (excluding high and low)	8.9x	6.1x	7.3x

(1)
Heartland acquired 60% of Collins & Aikman. Values shown are en bloc.

Announce Date	Target	Acquiror	Enterprise Value	Enterprise Value/ LTM EBITDA
			(US$ millions)
Magna and Subsidiaries
Oct-04	Tesma International Inc.(1)	Magna International Inc.	$954	5.1x
Oct-04	Decoma International Inc.(2)	Magna International Inc.	$1,332	5.5x
Jun-02	Donnelly Corp.	Magna International Inc.	$400	8.2x
Nov-00	Decoma Exterior Trim Inc. and Magna's European exterior parts operations(3)	Decoma International Inc.	$377	6.3x
Oct-00	Conix Group(4)	Decoma International Inc.	$298	5.9x
Feb-98	Steyr-Daimler Puch AG(5)	Magna International Inc.	$501	5.2x
Aug-96	Douglas & Lomason Co.	Magna International Inc.	$215	7.5x
Mean				6.2x
Median				5.9x
Mean (excluding high and low)				6.1x

(1)
Magna acquired the 56% of Tesma International Inc. it did not already own. Values shown are en bloc.

(2)
Pending. Magna proposed to acquire the 26% of Decoma International Inc. it did not already own. Values shown are en bloc.

(3)
Decoma acquired the 60% of Decoma Exterior Trim Inc. it did not already own. Values shown are en bloc.

(4)
Decoma acquired the 49% of Conix Group it did not already own. Values shown are en bloc.

(5)
Magna acquired 67% of Steyr-Daimler Puch AG. Values shown are en bloc.

        Following such review, RBC selected a multiple of EBITDA for the Company of 5.5x to 6.5x for a number of reasons, including: (i) the Company's significant booked business in excess of current business levels for 2005 to 2007, (ii) substantial growth plans of the Company after 2007 and (iii) the Company's success in meeting the challenges of the OEM environment. The multiples applied to EBITDA under the precedent transactions approach are slightly higher than those used for calculating terminal values under the DCF analysis to reflect the significant expected growth in EBITDA over the next several years.

  Summary of Precedent Transactions Analysis

        The following table summarizes the results of the precedent transactions analysis using multiples of EBITDA of 5.5x to 6.5x:

	Low	High
	(US$ millions)
Twelve Month Trailing EBITDA(1)	$335.1
Selected Multiple Range	5.5x	6.5x
Enterprise Value	$1,843.1	$2,178.2
Add: Net Cash(2)	316.6	316.6
Less: Minority Interest(2)	1.4	1.4
Less: Market Value of Hedge Book(3)	2.1	2.1

Equity Value	$2,156.2	$2,491.3

Equity Value per Share(4)	$32.64	$37.71
Equity Value per Share(5)	C$40.67	C$46.99

(1)
As at September 30, 2004.

(2)
Estimated as at December 31, 2004. Net cash accounts for normalized working capital levels.

(3)
As at October 12, 2004.

(4)
Based on 66,056,416 fully diluted shares outstanding assuming treasury stock method.

(5)
Converted at an exchange rate of CAD/USD: 0.8025 as at February 8, 2005.

  Benefits of the Transaction to Magna

        In arriving at our opinion of the value of the Intier Class A Shares, RBC reviewed and considered whether any distinctive material value will accrue to Magna through the acquisition of all the Intier Class A Shares held by Minority Shareholders as contemplated in the Transaction. We concluded that there were no material specific operational or financial benefits that would accrue to Magna such as the earlier use of available tax losses, lower income tax rates, reduced operating costs, increased revenues, higher asset utilization or any other operational or financial benefits, other than the elimination of public company costs and certain limited sales and marketing savings as described above and which have been included in our Valuation.

  Valuation Conclusion

        RBC considered the results of both the DCF approach and precedent transactions approach in reaching its value conclusion. Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the fair market value of the Intier Class A Shares is in the range of $35.00 to $40.00 per Intier Class A Share. At an exchange rate of CAD/USD: 0.8025 as at February 8, 2005, the results of the valuation analysis indicated a range of values from C$43.61 to C$49.84 per Intier Class A Share.

Opinion

  Factors Considered

        In considering the fairness of the consideration under the Transaction, from a financial point of view, to the Minority Shareholders, we principally considered and relied upon the following:

  (i)
  an assessment of the value of the consideration per Intier Class A Share under the Transaction;

  (ii)
  a comparison of the value of the consideration per Intier Class A Share under the Transaction to the range of fair market values of the Intier Class A Shares under the Valuation; and

  (iii)
  a comparison of the range of premiums offered under the Transaction to premiums paid in recent Canadian going private transactions.

  Assessment of Value of Consideration

        RBC has relied on the trading price of the Magna Class A Shares for purposes of determining the value of the non-cash consideration being offered under the Transaction and has not prepared a valuation of the Magna Class A Shares. In accordance with the Policies, a formal valuation of the non-cash consideration is not required, in the case of the Transaction, for the following reasons:

  (i)
  the non-cash consideration are securities of a reporting issuer for which there is a published market;

  (ii)
  Intier states in the Draft Circular that it has no knowledge of any material information concerning Magna or the Magna Class A Shares, that has not been generally disclosed;

  (iii)
  a liquid market (as defined under the Policies) exists for the Magna Class A Shares;

  (iv)
  the Magna Class A Shares to be issued under the Transaction constitute 25% or less of the number of Magna Class A Shares outstanding immediately before the Transaction;

  (v)
  the Magna Class A Shares to be issued under the Transaction will be freely tradeable at the time the Transaction is completed; and

  (vi)
  RBC, in consultation with the Special Committee, is of the opinion that a valuation of the Magna Class A Shares is not required.

RBC has independently confirmed items (i), (iii) and (iv) above. RBC is of the opinion that a valuation of the Magna Class A Shares is not required, given that, among other things: (i) under the Transaction, Minority Shareholders will be receiving a minority interest in Magna and will not be able to effect a sale of 100% of Magna, making it inappropriate to consider methodologies to assess the value of the Magna Class A Shares that are based on the assumption of a change of control transaction, (ii) the average total daily trading volume of the Magna Class A Shares was approximately 497,678 shares during the 90 trading days ending February 8, 2005, (iii) the Magna Class A Shares trade on a comparable basis and in a manner generally consistent with other comparable, publicly traded automotive parts companies, and (iv) officers of Magna have represented to RBC that, with the exception of matters that have been publicly disclosed or disclosed to RBC by Magna, they are not aware of (i) any pending plan or proposal that would constitute a "material change" (as defined in the Securities Act (Ontario)) in the affairs of Magna or (ii) any other facts that would reasonably be expected to affect materially the opinions to be given by RBC in connection with the Engagement Agreement.

  Trading Price and Volume Analysis of Magna Class A Shares

        RBC reviewed the trading activity of the Magna Class A Shares on both the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") for the past twelve months to February 8, 2005 and analyzed the volume-weighted average trading prices and average daily trading volumes of the Magna Class A Shares over the past 90 trading days, as summarized below:

Period Ending February 8, 2005	Average Combined Volume on TSX and NYSE	Trade Weighted Average Price(1)	High Price(2)	Low Price(2)	Days to Trade Shares to be Issued Pursuant to Transaction(3)	Implied Value(4)
1 Day	554,309	$75.55	$76.15	$75.36	6 Days	$30.98
5 Days	597,952	$75.91	$76.78	$75.18	6 Days	$31.12
10 Days	518,455	$75.88	$77.08	$74.75	7 Days	$31.11
20 Days	478,015	$76.59	$78.35	$74.75	7 Days	$31.40
30 Days	406,921	$77.12	$82.81	$74.75	9 Days	$31.62
60 Days	386,270	$78.18	$82.94	$74.75	9 Days	$32.05
90 Days	497,678	$75.70	$82.94	$67.48	7 Days	$31.04

(1)
Based on average combined volume on TSX and NYSE.

(2)
High and low prices based on intraday ranges for stated period.

(3)
Based on fully diluted shares (post treasury stock method) owned by Minority Shareholders and the average volume for the period.

(4)
Based on 0.4100 Magna Class A Shares per Intier Class A Share.

  Conclusion on Value of the Magna Class A Shares

        Based on the above analysis, RBC determined a value range of $75.55 to $78.18 per Magna Class A Share for the value of the consideration under the Transaction for the purposes of its fairness analysis.

  Comparison of Value per Intier Class A Share Under the Transaction to the Valuation

        The value of the consideration per Intier Class A Share under the Transaction is below the range of fair market values of the Intier Class A Shares under the Valuation.

  Comparable Transaction Premiums

        Our review of other transactions in the Canadian equity market where controlling shareholders successfully acquired publicly traded minority interests identified a total of 38 such transactions with a value over C$10 million over the past five years. Success was defined as acquiring at least one-half of the minority shares outstanding at the time of the transaction. Defining the premium for this purpose as the amount by which the value per share offered under the relevant transaction exceeded the closing price of the shares on the principal trading exchange on the day immediately prior to announcement of the transaction resulted in premiums as follows:

	Highest	Lowest	Mean	Median
1-Day Premium	97%	-5%	31%	27%

        The range of premiums paid in the above transactions is very wide. Although every transaction has its own particular circumstances and direct comparison of any single transaction to the Transaction is difficult, we believe that the 38 transactions reviewed, in the aggregate, provide a useful comparison benchmark.

        The value per Intier Class A Share under the Transaction of $30.98 to $32.05 represents a premium of 49.7% to 54.8% to the $20.70 per share closing market price of the Intier Class A Shares on October 22, 2004, the last trading day prior to Magna's announcement of the Transaction, which is above the average premium for similar going private transactions over the past five years. Notwithstanding that the premium implied by the Transaction is above the average premium for similar going private transactions over the past five years, RBC's primary methodology as to fairness is whether the implied value of the consideration under the Transaction is within the Valuation range.

  Opinion Conclusion

        Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration under the Transaction is inadequate, from a financial point of view, to the Minority Shareholders.

Yours very truly,

RBC DOMINION SECURITIES INC.

EXHIBIT G
SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

        185.    (1) Rights of dissenting shareholders — Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

  (a)
  amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

  (b)
  amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

  (c)
  amalgamate with another corporation under sections 175 and 176;

  (d)
  be continued under the laws of another jurisdiction under section 181; or

  (e)
  sell, lease or exchange all or substantially all its property under subsection 184(3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2)
Idem — If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)
clause 170(1)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)
subsection 170(5) or (6).

(3)
Exception — A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)
amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)
deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4)
Shareholder's right to be paid fair value — In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5)
No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6)
Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

(7)
Idem — The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8)
Notice of adoption of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9)
Idem — A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10)
Demand for payment of fair value — A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)
the shareholder's name and address;

(b)
the number and class of shares in respect of which the shareholder dissents; and

(c)
a demand for payment of the fair value of such shares.

(11)
Certificates to be sent in — Not later than the thirtieth day after the sending of a notice under subsection (10) a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12)
Idem — A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13)
Endorsement on certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14)
Rights of dissenting shareholder — On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)
the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)
the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)
the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15)
Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)
a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)
if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16)
Idem — Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17)
Idem — Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18)
Application to court to fix fair value — Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19)
Idem — If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20)
Idem — A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21)
Costs — If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22)
Notice to shareholders — Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)
has sent to the corporation the notice referred to in subsection (10); and

(b)
has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

  of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23)
Parties joined — All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24)
Idem — Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25)
Appraisers — The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26)
Final order — The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

(27)
Interest — The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28)
Where corporation unable to pay — Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(29)
Idem — Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)
withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

  (b)
  retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30)
Idem — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)
the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)
the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

(31)
Court order — Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32)
Commission may appear — The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

Questions and Further Assistance

If you have any questions about the information contained in this Circular or require assistance in making your Cash Election or delivering your Intier Class A Subordinate Voting Shares, please contact
Georgeson Shareholder Communications, Intier's information agent, at:

Georgeson Shareholder
66 Wellington Street West
TD Tower — Suite 5210
Toronto-Dominion Centre
Toronto, ON    M5K 1J3

North American Toll Free Number: 1-877-288-1428

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NOTICE OF SPECIAL MEETING OF HOLDERS OF CLASS A SUBORDINATE VOTING SHARES
INTIER AUTOMOTIVE INC. MANAGEMENT INFORMATION CIRCULAR/PROXY STATEMENT FOR SPECIAL MEETING OF HOLDERS OF CLASS A SUBORDINATE VOTING SHARES
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INTIER AUTOMOTIVE INC.
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GLOSSARY OF KEY TERMS
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EXHIBIT A ARRANGEMENT RESOLUTION
EXHIBIT B ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT
ARTICLE 1 INTERPRETATION
ARTICLE 2 THE ARRANGEMENT
ARTICLE 3 REPRESENTATIONS AND WARRANTIES
ARTICLE 4 COVENANTS
ARTICLE 5 CLOSING CONDITIONS
ARTICLE 6 TERMINATION
ARTICLE 7 CLOSING ARRANGEMENTS
ARTICLE 8 MISCELLANEOUS
EXHIBIT A PLAN OF ARRANGEMENT
SCHEDULE 3.1(d) INTIER CONSENTS AND APPROVALS
SCHEDULE 3.1(f) OWNERSHIP OF INTIER'S SUBSIDIARIES
SCHEDULE 3.2(c) MAGNA CONSENTS AND APPROVALS
EXHIBIT C PLAN OF ARRANGEMENT
INTIER AUTOMOTIVE INC.
PLAN OF ARRANGEMENT UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)
ARTICLE 1 INTERPRETATION
ARTICLE 2 THE ARRANGEMENT
ARTICLE 3 RIGHTS OF DISSENT
ARTICLE 4 CASH AND CERTIFICATES
ARTICLE 5 AMENDMENTS
ARTICLE 6 FURTHER ASSURANCES
EXHIBIT D INTERIM ORDER
EXHIBIT D
EXHIBIT E NOTICE OF APPLICATION FOR FINAL ORDER
EXHIBIT E
APPLICATION
EXHIBIT F VALUATION AND OPINION
EXHIBIT G SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)
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